Exhibit 99.1

Q3
2018
Quarterly Report
to Shareholders
Scotiabank reports third quarter results
TORONTO, August 28,2018 – Scotiabank reported third quarter net income of $1,939 million compared to $2,103 million in the same period last year. Diluted earnings per share were $1.55, compared to $1.66 in the same period a year ago. Return on equity was 13.1%, compared to 14.8% last year.
During the quarter the Bank recorded Acquisition-related costs(1) of approximately $320 million after tax ($453 million pre-tax), primarily relating to Day 1 provision for credit losses on acquired performing financial instruments as required under IFRS 9. Adjusting for these Acquisition-related costs, net income increased 7% to $2,259 million, and diluted earnings per share rose 5% to $1.76 compared to $1.68 last year. Return on equity was 14.5% compared to 14.8% a year ago.
The Bank has delivered strong results while continuing to make strategic investments to achieve scale in key markets. Canadian Banking and International Banking both realized strong growth and the recent acquisitions of Jarislowsky Fraser and BBVA Chile further strengthen the Bank’s platform. Global Banking and Markets continues to deliver consistent results.
Canadian Banking’s adjusted earnings grew 9% driven by strong commercial asset growth, margin expansion and positive operating leverage. The addition of Jarislowsky Fraser and the announced acquisition of MD Financial, both of which represent very high-quality assets, will enable the Bank to fulfil its strategic commitment to diversify and grow its global wealth management business.
International Banking reported a strong quarter with year-over-year adjusted earnings growth of 15%, on a constant currency basis. This was driven by continued momentum in the Pacific Alliance countries which experienced double digit loan growth, positive operating leverage and good credit quality.
The Bank’s Common Equity Tier 1 capital ratio remains strong at 11.4%. The quarterly dividend increased 3 cents to 85 cents per share – 8% higher than a year ago.
“Year-to-date investments to strengthen the Bank are enabling us to deliver an excellent customer experience, and are reflected in our third quarter results” said Brian Porter, President and CEO of Scotiabank. “The strong results from our Pacific Alliance operations demonstrate the continued strength of our diversified geography and business mix and our recent acquisitions will continue to enhance our operations in this key region. In the next quarter, we look forward to completing the acquisition of MD Financial.”
(1) Refer to Non-GAAP Measures on page 4 for details.
Live audio Web broadcast of the Bank’s analysts’ conference call. See page 78 for details.
Scotiabank

Financial Highlights

	As at and for the three months ended			For the nine months ended
(Unaudited)	July 31 2018(1)	April 30 2018(1)	July 31 2017	July 31 2018(1)	July 31 2017
Operating results ($ millions)
Net interest income	4,085	3,950	3,833	11,971	11,204
Non-interest income	3,096	3,108	3,061	9,356	9,139
Total revenue	7,181	7,058	6,894	21,327	20,343
Provision for credit losses	943	534	573	2,021	1,713
Non-interest expenses	3,770	3,726	3,672	10,994	10,962
Income tax expense	529	621	546	1,859	1,495
Net income	1,939	2,177	2,103	6,453	6,173
Net income attributable to common shareholders	1,956	2,042	2,016	6,247	5,890
Operating performance
Basic earnings per share ($)	1.60	1.70	1.68	5.18	4.89
Diluted earnings per share ($) – Reported	1.55	1.70	1.66	5.10	4.85
Return on equity (%)	13.1	14.9	14.8	14.7	14.7
Productivity ratio (%)	52.5	52.8	53.3	51.5	53.9
Core banking margin (%)(2)	2.46	2.47	2.46	2.46	2.46
Financial position information ($ millions)
Cash and deposits with financial institutions	51,891	61,792	57,750
Trading assets	92,881	99,655	105,148
Loans	548,597	517,918	498,559
Total assets	946,703	926,310	906,332
Deposits	654,182	640,643	618,143
Common equity	60,752	57,261	53,365
Preferred shares and other equity instruments	4,234	4,234	3,019
Assets under administration	483,197	471,831	481,080
Assets under management	254,781	213,112	201,268
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.4	12.0	11.3
Tier 1 capital ratio (%)	12.8	13.5	12.6
Total capital ratio (%)	14.5	15.3	14.8
Leverage ratio (%)	4.9	4.8	4.4
CET1 risk-weighted assets ($ millions)(3)	411,426	375,901	365,411
Liquidity coverage ratio (LCR) (%)	125	127	125
Credit quality
Net impaired loans ($ millions)(4)	3,707	3,381	2,273
Allowance for credit losses ($ millions)(5)	5,418	5,017	4,290
Net impaired loans as a % of loans and acceptances(4)	0.65	0.63	0.44
Provision for credit losses as a % of average net loans and acceptances (annualized)(6)	0.69	0.42	0.45	0.51	0.46
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(6)	0.41	0.46	0.45	0.44	0.46
Net write-offs as a percentage of average net loans and acceptances (annualized)	0.39	0.45	0.54	0.43	0.52
Adjusted results(2)
Adjusted net income ($)	2,259	2,190	2,117	6,799	6,219
Adjusted diluted earnings per share ($)	1.76	1.71	1.68	5.34	4.89
Adjusted return on equity (%)	14.5	15.0	14.8	15.2	14.8
Adjusted productivity ratio (%)	51.8	52.5	53.0	51.1	53.6
Adjusted provision for credit losses as a % of average net loans and acceptances (annualized)(6)	0.40	0.42	0.45	0.41	0.46
Common share information
Closing share price ($) (TSX)	77.09	78.92	77.67
Shares outstanding (millions)
Average – Basic	1,223	1,198	1,200	1,207	1,205
Average – Diluted	1,240	1,203	1,219	1,223	1,225
End of period	1,232	1,199	1,198
Dividends paid per share ($)	0.82	0.82	0.76	2.43	2.26
Dividend yield (%)(7)	4.2	4.2	4.0	4.1	4.0
Market capitalization ($ millions) (TSX)	94,954	94,591	93,065
Book value per common share ($)	49.32	47.77	44.54
Market value to book value multiple	1.6	1.7	1.7
Price to earnings multiple (trailing 4 quarters)	11.3	11.4	12.0
Other information
Employees	96,988	89,809	89,191
Branches and offices	2,963	2,983	3,016
(1)

The amounts for the periods ended July 31, 2018 and April 30, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

(2)	Refer to page 4 for a discussion of Non-GAAP Measures.
(3)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.80, 0.83 and 0.86 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2018.
(4)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico, for periods prior to 2018.
(5)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, deposits with financial institutions.
(6)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(7)	Based on the average of the high and low common share prices for the period.

2    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended July 31, 2018. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2017 Annual Report. This MD&A is dated August 28, 2018.

The Bank adopted International Financial Reporting Standard (IFRS) 9, Financial Instruments effective November 1, 2017 and did not restate comparative periods. Accordingly, the results for the periods ending July 31, 2018, and April 30, 2018 are based on IFRS 9, while prior period results are based on International Accounting Standard (IAS) 39, Financial Instruments: Recognition and Measurement and therefore, the provision for credit losses and related ratios are not directly comparable.

Additional information relating to the Bank, including the Bank’s 2017 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2017 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis
4	Non-GAAP Measures
8	Group Financial Performance
11	Business Segment Review
20	Geographic Highlights

21	Quarterly Financial Highlights
22	Financial Position
22	Risk Management
34	Capital Management
35	Financial Instruments
35	Off-Balance Sheet Arrangements

36	Regulatory Developments
38	Accounting Policies and Controls
38	Economic Outlook
39	Share Data

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2017 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2017 Annual Report) and updated by quarterly reports; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2017 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward-looking statements contained in this document are presented for the purpose of assisting the holders of the Bank’s securities and financial analysts in understanding the Bank’s financial position and results of operations as at and for the periods ended on the dates presented, as well as the Bank’s financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2018    3

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses business performance. These non-GAAP measures are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The tables below present reconciliations of GAAP Reported financial results to Non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

Acquisition-related costs

1.	Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9.

The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both.

2.

Integration costs – These generally include costs that are incurred on acquisition and related to integrating the acquired operations and will not form part of continuing operations once integration is complete.

3.	Amortization of acquisition-related intangible assets, excluding software.

	For the three months ended			For the nine months ended
($ millions)	July 31 2018	April 30 2018	July 31 2017	July 31 2018	July 31 2017
Reported Results
Net interest income	$4,085	$3,950	$3,833	$11,971	$11,204
Non-interest income	3,096	3,108	3,061	9,356	9,139
Total revenue	7,181	7,058	6,894	21,327	20,343
Provision for credit losses	943	534	573	2,021	1,713
Non-interest expenses	3,770	3,726	3,672	10,994	10,962
Income before taxes	2,468	2,798	2,649	8,312	7,668
Income tax expense	529	621	546	1,859	1,495
Net income	$1,939	$2,177	$2,103	$6,453	$6,173
Net income attributable to non-controlling interests in subsidiaries (NCI)	(44)	70	58	84	183
Net income attributable to equity holders	1,983	2,107	2,045	6,369	5,990
Net income attributable to common shareholders	1,956	2,042	2,016	6,247	5,890
Diluted earnings per share (in dollars)	$1.55	$1.70	$1.66	$5.10	$4.85
Adjustments for Acquisition-related costs
Provision for credit losses
Day 1 provision for credit losses on acquired performing financial instruments	$404	$–	$–	$404	$–
Non-interest expenses
Integration costs	26	–	–	26	–
Amortization of acquisition-related intangible assets, excluding software	23	18	19	59	63
Acquisition-related costs (Pre-tax)	453	18	19	489	63
Income tax expense	133	5	5	143	17
Acquisition-related costs (After tax)	320	13	14	346	46
Adjustment attributable to NCI	113	–	–	113	–
Acquisition-related costs (After tax and NCI)	$207	$13	$14	$233	$46
Adjusted Results
Net interest income	$4,085	$3,950	$3,833	$11,971	$11,204
Non-interest income	3,096	3,108	3,061	9,356	9,139
Total revenue	7,181	7,058	6,894	21,327	20,343
Provision for credit losses	539	534	573	1,617	1,713
Non-interest expenses	3,721	3,708	3,653	10,909	10,899
Income before taxes	2,921	2,816	2,668	8,801	7,731
Income tax expense	662	626	551	2,002	1,512
Net income	$2,259	$2,190	$2,117	$6,799	$6,219
Net income attributable to non-controlling interests in subsidiaries (NCI)	69	70	58	197	183
Net income attributable to equity holders	2,190	2,120	2,059	6,602	6,036
Net income attributable to common shareholders	2,163	2,055	2,030	6,480	5,936
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,163	$2,055	$2,030	$6,480	$5,936
Dilutive impact of share-based payment options and others	31	2	12	51	51
Adjusted net income attributable to common shareholders (diluted)	$2,194	$2,057	$2,042	$6,531	$5,987
Weighted average number of basic common shares outstanding (millions)	1,223	1,198	1,200	1,207	1,205
Dilutive impact of share-based payment options and others	26	5	19	16	20
Adjusted weighted average number of diluted common shares outstanding	1,249	1,203	1,219	1,223	1,225
Adjusted diluted earnings per share (in dollars)	$1.76	$1.71	$1.68	$5.34	$4.89

Impact of Acquisition-related costs on diluted earnings per share (in dollars)	$0.21	$0.01	$0.02	$0.24	$0.04

4    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Canadian Banking(1)	For the three months ended			For the nine months ended
($ millions)	July 31 2018	April 30 2018	July 31 2017	July 31 2018	July 31 2017
Reported Results
Net interest income	$2,024	$1,906	$1,876	$5,869	$5,448
Non-interest income	1,349	1,325	1,390	4,038	4,138
Total revenue	3,373	3,231	3,266	9,907	9,586
Provision for credit losses	181	205	224	596	695
Non-interest expenses	1,661	1,641	1,633	4,907	4,858
Income before taxes	1,531	1,385	1,409	4,404	4,033
Income tax expense	401	368	364	1,155	1,036
Net income	$1,130	$1,017	$1,045	$3,249	$2,997
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	–	–	–	–
Net income attributable to equity holders	$1,130	$1,017	$1,045	$3,249	$2,997
Adjustments for Acquisition-related costs
Provision for credit losses
Day 1 provision for credit losses on acquired performing financial instruments	$–	$–	$–	$–	$–
Non-interest expenses
Integration costs	3	–	–	3	–
Amortization of acquisition-related intangible assets, excluding software	12	7	7	26	27
Acquisition-related costs (Pre-tax)	15	7	7	29	27
Income tax expense	4	2	2	8	7
Adjustments for Acquisition-related costs (After tax)	11	5	5	21	20
Adjustment attributable to NCI	–	–	–	–	–
Adjustments for Acquisition-related costs (After tax and NCI)	$11	$5	$5	$21	$20
Adjusted Results
Net interest income	$2,024	$1,906	$1,876	$5,869	$5,448
Non-interest income	1,349	1,325	1,390	4,038	4,138
Total revenue	3,373	3,231	3,266	9,907	9,586
Provision for credit losses	181	205	224	596	695
Non-interest expenses	1,646	1,634	1,626	4,878	4,831
Income before taxes	1,546	1,392	1,416	4,433	4,060
Income tax expense	405	370	366	1,163	1,043
Net income	$1,141	$1,022	$1,050	$3,270	$3,017
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	–	–	–	–
Net income attributable to equity holders	$1,141	$1,022	$1,050	$3,270	$3,017
(1)	Refer to Business Segment Review on page 11.

Scotiabank Third Quarter Report 2018    5

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking(1)	For the three months ended			For the nine months ended
($ millions)	July 31 2018	April 30 2018	July 31 2017	July 31 2018	July 31 2017
Reported Results
Net interest income	$1,827	$1,758	$1,735	$5,292	$5,059
Non-interest income	1,026	984	910	3,007	2,790
Total revenue	2,853	2,742	2,645	8,299	7,849
Provision for credit losses	771	340	325	1,455	984
Non-interest expenses	1,510	1,438	1,442	4,390	4,269
Income before taxes	572	964	878	2,454	2,596
Income tax expense	97	219	206	509	628
Net income	$475	$745	$672	$1,945	$1,968
Net income attributable to non-controlling interests in subsidiaries (NCI)	(44)	70	58	84	183
Net income attributable to equity holders	$519	$675	$614	$1,861	$1,785
Adjustments for Acquisition-related costs
Provision for credit losses
Day 1 provision for credit losses on acquired performing financial instruments	$404	$–	$–	$404	$–
Non-interest expenses
Integration costs	23	–	–	23	–
Amortization of acquisition-related intangible assets, excluding software	11	11	12	33	36
Acquisition-related costs (Pre-tax)	438	11	12	460	36
Income tax expense	129	3	3	135	10
Adjustments for Acquisition-related costs (After tax)	309	8	9	325	26
Adjustment attributable to NCI	113	–	–	113	–
Adjustments for Acquisition-related costs (After tax and NCI)	$196	$8	$9	$212	$26
Adjusted Results
Net interest income	$1,827	$1,758	$1,735	$5,292	$5,059
Non-interest income	1,026	984	910	3,007	2,790
Total revenue	2,853	2,742	2,645	8,299	7,849
Provision for credit losses	367	340	325	1,051	984
Non-interest expenses	1,476	1,427	1,430	4,334	4,233
Income before taxes	1,010	975	890	2,914	2,632
Income tax expense	226	222	209	644	638
Net income	$784	$753	$681	$2,270	$1,994
Net income attributable to non-controlling interests in subsidiaries (NCI)	69	70	58	197	183
Net income attributable to equity holders	$715	$683	$623	$2,073	$1,811
(1)	Refer to Business Segment Review on page 14, which also includes other financial data and measures.

Constant dollar

International Banking business segment results are analyzed on a constant dollar basis, refer to page 15. Under constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for prior periods.

	For the three months ended						For the nine months ended
($ millions)	April 30, 2018			July 31, 2017			July 31, 2017
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,758	$9	$1,749	$1,735	$42	$1,693	$5,059	$127	$4,932
Non-interest income	984	(14)	998	910	(5)	915	2,790	35	2,755
Total revenue	2,742	(5)	2,747	2,645	37	2,608	7,849	162	7,687
Provision for credit losses	340	1	339	325	6	319	984	24	960
Non-interest expenses	1,438	10	1,428	1,442	33	1,409	4,269	89	4,180
Income tax expense	219	(5)	224	206	1	205	628	13	615
Net income	$745	$(11)	$756	$672	$(3)	$675	$1,968	$36	$1,932
Net income attributable to non-controlling interest in subsidiaries	$70	$(3)	$73	$58	$(2)	$60	$183	$(5)	$188
Net income attributable to equity holders of the Bank	$675	$(8)	$683	$614	$(1)	$615	$1,785	$41	$1,744
Other measures
Average assets ($ billions)	$160	$–	$160	$152	$3	$149	$148	$4	$144
Average liabilities ($ billions)	$124	$1	$123	$117	$2	$115	$114	$3	$111

The above table is computed on a basis that is different than the table “Impact of foreign currency translation” in Group Financial Performance on page 8.

6    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by average core banking assets.

Scotiabank Third Quarter Report 2018    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance

The Bank’s reported net income this quarter was $1,939 million compared to $2,103 million in the same period last year, and $2,177 million last quarter. Diluted earnings per share were $1.55 compared to $1.66 in the same period last year and $1.70 last quarter. Return on equity was 13.1% compared to 14.8% last year and 14.9% last quarter.

During the quarter the Bank completed the acquisitions of Jarislowsky Fraser, BBVA Chile, and the operations of Citibank Colombia. Acquisition-related costs of $320 million ($453 million pre-tax), primarily relating to Day 1 provision for credit losses on acquired performing financial instruments as required under IFRS 9 were recorded in the period (refer to Non-GAAP Measures on page 4 for further details). Adjusting for these Acquisition-related costs, net income increased to $2,259 million or 7% compared to $2,117 million last year, and 4% compared to $2,190 million last quarter. Adjusted diluted earnings per share rose 5% to $1.76 compared to $1.68 last year and 3% compared to $1.71 last quarter. Adjusted return on equity was 14.5% compared to 14.8% a year ago and 15.0% last quarter.

Impact of foreign currency translation

The table below is computed on a basis that is different than the table “Constant dollar” in Non-GAAP Measures on page 6 and reflects the estimated impact of foreign currency translation on key income statement items.

	Average exchange rate			% Change
For the three months ended	July 31, 2018	April 30, 2018	July 31, 2017	July 31, 2018 vs. April 30, 2018	July 31, 2018 vs. July 31, 2017
U.S dollar/Canadian dollar	0.767	0.784	0.758	(2.2)%	1.1%
Mexican Peso/Canadian dollar	15.035	14.538	13.827	3.4%	8.7%
Peruvian Sol/Canadian dollar	2.511	2.543	2.474	(1.3)%	1.5%
Colombian Peso/Canadian dollar	2,209	2,216	2,256	(0.3)%	(2.1)%
Chilean Peso/Canadian dollar	489.565	471.236	504.068	3.9%	(2.9)%

	Average exchange rate		% Change
For the nine months ended	July 31, 2018	July 31, 2017	July 31, 2018 vs. July 31, 2017
U.S dollar/Canadian dollar	0.781	0.753	3.7%
Mexican Peso/Canadian dollar	14.874	14.639	1.6%
Peruvian Sol/Canadian dollar	2.537	2.485	2.1%
Colombian Peso/Canadian dollar	2,254	2,234	0.9%
Chilean Peso/Canadian dollar	485.074	497.894	(2.6)%

	For the three months ended		For the nine months ended
Impact on net income(1) ($ millions except EPS)	July 31, 2018 vs. July 31, 2017	July 31, 2018 vs. April 30, 2018	July 31, 2018 vs. July 31, 2017
Net interest income	$(46)	$(5)	$(137)
Non-interest income(2)	(16)	35	(48)
Non-interest expenses	34	8	99
Other items (net of tax)	10	(5)	35
Net income	$(18)	$33	$(51)
Earnings per share (diluted)	$(0.01)	$0.03	$(0.04)
Impact by business line ($ millions)
Canadian Banking	$(1)	$3	$(7)
International Banking(2)	(23)	6	(51)
Global Banking and Markets	6	13	(30)
Other(2)	—	11	37
Net income	$(18)	$33	$(51)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Financial performance commentary

Basis of presentation

The Bank adopted International Financial Reporting Standard (IFRS) 9, Financial Instruments effective November 1, 2017. The Bank recorded a charge to its opening November 1, 2017 total equity of $610 million, to reflect the impact of the new requirements on impairment and classification and measurement of financial instruments at the adoption date and did not restate comparative periods, as permitted by the standard. Accordingly, the results for the periods ending July 31, 2018, and April 30, 2018 are based on IFRS 9, while prior period results are based on International Accounting Standard (IAS) 39, Financial Instruments: Recognition and Measurement. Therefore, the provision for credit losses and related ratios are not directly comparable. For a detailed description of the changes, refer to Notes 3 and 4 of the condensed interim consolidated financial statements.

Net income

Q3 2018 vs Q3 2017

Net income was $1,939 million compared to $2,103 million. Adjusting for Acquisition-related costs, net income was $2,259 million compared to $2,117 million, up 7%. Higher net interest income, higher non-interest income, and lower provision for credit losses were partly offset by higher non-interest expenses and higher income taxes.

8    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2018 vs Q2 2018

Net income was $1,939 million compared to $2,177 million. Adjusting for Acquisition-related costs, net income was $2,259 million compared to $2,190 million, up 3%. Higher net interest income was partly offset by lower non-interest income, slightly higher non-interest expenses, higher provision for credit losses and higher income taxes. Non-interest income was lower, as last quarter benefitted from an additional month of income from the alignment of reporting periods of Chile and Canadian insurance business with the Bank (“Alignment of reporting period”).

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net income was $6,453 million compared to $6,173 million. Adjusting for Acquisition-related costs, net income was $6,799 million compared to $6,219 million, up 9%. Higher net interest income and non-interest income, as well as lower provision for credit losses were partly offset by higher non-interest expenses and higher income taxes. Lower gains on sale of real estate reduced net income growth by 2%.

Net interest income

Q3 2018 vs Q3 2017

Net interest income was $4,085 million, an increase of $252 million or 7% from strong growth in residential mortgages, business loans and personal loans in Canadian Banking, commercial and retail lending in International Banking, as well as higher treasury assets and corporate loans in Global Banking and Markets.

The core banking margin was unchanged at 2.46% as higher margins in Canadian Banking and Global Banking and Markets were offset by lower margins in International Banking and higher volumes of lower margin treasury assets.

Q3 2018 vs Q2 2018

Net interest income increased $135 million or 3%, due primarily to growth in business loans and personal loans in Canadian Banking, commercial and retail lending in International Banking and the impact of fewer days in the prior quarter.

The core banking margin was down one basis point, driven by lower margins in International Banking and lower contribution from asset/liability management activities, mostly offset by higher margins in Canadian Banking.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net interest income was $11,971 million, an increase of $767 million or 7% from strong growth in commercial and retail lending in International Banking, business loans, residential mortgages and personal loans in Canadian Banking, and treasury assets.

The core banking margin was unchanged at 2.46%, as higher margins in Canadian Banking and Global Banking and Markets were offset by lower margins in International Banking and higher volumes of lower margin treasury assets.

Non-interest income

Q3 2018 vs Q3 2017

Non-interest income increased $35 million or 1% to $3,096 million. The growth was due mainly to higher banking and credit card fees, trading revenues, brokerage revenues, income from associated corporations, as well as acquisitions. Partly offsetting were lower gains on the sale of real estate and investment securities, the negative impact of foreign currency translation and lower wealth management fees due to the sale of the HollisWealth business (“Sale of Business”) in the fourth quarter last year.

Q3 2018 vs Q2 2018

Non-interest income declined $12 million from $3,108 million. The slight decline was mainly from lower trading revenues, gains on investment securities and income from associated corporations as well as last quarter’s benefit from the Alignment of reporting period. These were largely offset by higher banking and credit card fees, impact of acquisitions, and the positive impact of foreign currency translation.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Non-interest income was up $217 million or 2% to $9,356 million due primarily to higher credit card fees, trading revenues in equities business, income from associated corporations, acquisitions and the prior quarter’s benefit due to Alignment of reporting period. These were partly offset by lower gains on investment securities and sale of real estate, lower wealth management revenues due to the Sale of Business last year and the negative impact of foreign currency translation.

Provision for credit losses

Provision for credit losses for 2018 are calculated in accordance with IFRS 9, while the provision for credit losses for 2017 were calculated in accordance with IAS 39.

Q3 2018 vs Q3 2017

The provision for credit losses was $943 million. Adjusting for the Day 1 provision on acquired performing loans, provision for credit losses was $539 million, down 6%.

Provision on impaired loans were $559 million, a decrease of $14 million due primarily to lower provisions in Canadian Banking and Global Banking and Markets, partially offset by higher provisions in International Banking. The provision for credit losses ratio on impaired loans improved four basis points to 41 basis points. Reduction in provision for performing loans of $20 million was primarily in International Banking. The provision for credit losses ratio improved five basis points to 40 basis points.

Scotiabank Third Quarter Report 2018    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2018 vs Q2 2018

The provision for credit losses was $943 million compared to $534 million. Adjusting for the Day 1 provision on acquired performing loans, provision for credit losses increased $5 million or 1%.

Provision on impaired loans decreased $36 million or 6% due primarily to lower commercial provisions in all business lines, partially offset by higher retail provisions in International Banking. The provision for credit losses ratio on impaired loans was 41 basis points, a decrease of five basis points. Provision on performing loans increased by $41 million, due primarily to the movement of hurricane-related provisions to provision on impaired loans last quarter. The provision for credit losses ratio improved two basis points to 40 basis points.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

The provision for credit losses was $2,021 million, compared to $1,713 million. Adjusting for the Day 1 provision on acquired performing loans, provision for credit losses decreased $96 million or 6%. The provision for credit losses on impaired loans increased $5 million relating primarily to retail portfolios in International Banking, mainly in Latin America, partially offset by lower provisions in Canadian Banking and Global Banking and Markets. Provision for performing loans decreased $101 million due primarily to the movement of hurricane-related provisions to provision on impaired loans last quarter, and improvements in credit quality this quarter. The provision for credit losses ratio was 41 basis points, a decrease of five basis points.

Non-interest expenses

Q3 2018 vs Q3 2017

Non-interest expenses were $3,770 million, up $98 million or 3%. Adjusting for Acquisition-related costs, non-interest expenses were up $68 million or 2%. The increase was due primarily to higher investments in technology and regulatory initiatives, higher business taxes, acquisitions and other business growth-related expenses. Partially offsetting were the impact of Sale of Business, lower share-based payment expenses, advertising and business development spending, favourable impact of foreign currency translation and further savings from cost-reduction initiatives.

The productivity ratio was 52.5% compared to 53.3%. Adjusting for Acquisition-related costs, the productivity ratio was 51.8% compared to 53.0%.

Q3 2018 vs Q2 2018

Non-interest expenses were up $44 million or 1%. Adjusting for Acquisition-related costs, non-interest expenses were in line with the previous quarter. Higher business taxes, premises costs, acquisitions and other expenses supporting business growth as well as the impact of fewer days in the prior quarter were offset by lower performance-based compensation, other employee benefits and the favourable impact of foreign currency translation.

The productivity ratio was 52.5% compared to 52.8%. Adjusting for Acquisition-related costs, the productivity ratio was 51.8% compared to 52.5%.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Non-interest expenses were up $32 million to $10,994 million. Adjusting for Acquisition-related costs, expenses were up $10 million. The increase was due primarily to investments in technology and regulatory initiatives, acquisitions and higher business and capital taxes, employee benefit expenses, commodity taxes and other business growth-related expenses. Partially offsetting were the impact of last year’s Sale of Business, accounting benefit from remeasurement of an employee benefit liability from certain plan modifications (“benefits remeasurement”) in the first quarter, lower share-based payment expenses and the favourable impact of foreign currency translation.

The productivity ratio was 51.5% compared to 53.9%. Adjusting for Acquisition-related costs, the productivity ratio was 51.1% compared to 53.6%. The benefits remeasurement improved the productivity ratio by 0.9%.

Operating leverage on a reported basis was 4.5%. Adjusting for Acquisition-related costs, the operating leverage was 4.7%. The benefits remeasurement improved the operating leverage by 1.8%.

Taxes

Q3 2018 vs Q3 2017

The effective tax rate was 21.5% up from 20.6%, due primarily to a higher amount of tax-exempt dividends related to client driven equity trading activities last year, partially offset by lower taxes in certain foreign jurisdictions.

Q3 2018 vs Q2 2018

The effective tax rate decreased to 21.5% from 22.2%, due primarily to lower taxes in certain foreign jurisdictions.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

The effective tax rate was 22.4% up from 19.5% due primarily to a higher amount of tax-exempt dividends related to client driven equity trading activities last year, partially offset by lower taxes in certain foreign jurisdictions.

10    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Business segment results are presented on a taxable equivalent basis, adjusted for the following:

1.

The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

2.

For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2018(2)	April 30 2018(2)	July 31 2017	July 31 2018(2)	July 31 2017
Net interest income	$2,024	$1,906	$1,876	$5,869	$5,448
Non-interest income(3)(4)	1,349	1,325	1,390	4,038	4,138
Total revenue	3,373	3,231	3,266	9,907	9,586
Provision for credit losses	181	205	224	596	695
Non-interest expenses	1,661	1,641	1,633	4,907	4,858
Income tax expense	401	368	364	1,155	1,036
Net income(4)	$1,130	$1,017	$1,045	$3,249	$2,997
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	–
Net income attributable to equity holders of the Bank	$1,130	$1,017	$1,045	$3,249	$2,997
Other financial data and measures
Return on equity	23.0%	22.7%	23.0%	23.3%	22.7%
Net interest margin(5)	2.46%	2.43%	2.41%	2.44%	2.39%
Provision for credit losses – performing (Stage 1 and 2)	$7	$1	N/A	$(2)	N/A
Provision for credit losses – impaired (Stage 3)	$174	$204	N/A	$598	N/A
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.21%	0.25%	0.28%	0.24%	0.30%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.21%	0.25%	0.28%	0.24%	0.30%
Net write-offs as a percentage of average net loans and acceptances (annualized)	0.23%	0.26%	0.32%	0.25%	0.33%
Assets under administration ($ billions)	$321	$316	$331	$321	$331
Assets under management ($ billions)	$197	$157	$153	$197	$153
Average assets ($ billions)	$344	$339	$325	$339	$320
Average liabilities ($ billions)	$254	$249	$245	$250	$243
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)

The amounts for the periods ended July 31, 2018 and April 30, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

(3)

Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2018 – $11 (April 30, 2018 – $44; July 31, 2017 – $21) and for the nine months ended July 31, 2018 – $70 (July 31, 2017 – $50).

(4)	Includes one additional month of earnings relating to the Canadian insurance business of $34 (after tax $25) in the second quarter of 2018.
(5)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

Net income

Q3 2018 vs Q3 2017

Net income attributable to equity holders was $1,130 million, an increase of 8%. Adjusting for Acquisition-related costs, net income was $1,141 million compared to $1,050 million, up 9%. This was driven by strong asset growth, margin expansion and lower provision for credit losses, partially offset by lower non-interest income and higher non-interest expenses. Lower real estate gains impacted earnings growth by 3%.

Q3 2018 vs Q2 2018

Net income attributable to equity holders was $1,130 million, an increase of 11%. Adjusting for Acquisition-related costs, net income was $1,141 million compared to $1,022 million, up 12%. The increase in net income was due primarily to higher net interest income driven by three additional days in the quarter, higher non-interest income and lower provision for credit losses. This was partially offset by higher non-interest expenses, lower income from investments in associated corporations and the previous quarter’s benefit from an additional month of earnings due to the alignment of reporting period of the Canadian insurance business with the Bank (“Alignment of reporting period”).

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net income attributable to equity holders was $3,249 million, an increase of 8%. Adjusting for Acquisition-related costs net income was $3,270 million compared to $3,017 million, up 8%. The increase was due primarily to higher net interest income driven by strong asset growth, along with margin expansion, lower provision for credit losses and higher income from investments in associated corporations. This was partially offset by higher non-interest expenses. Significantly lower real estate gains were only partially offset by the benefit from the Alignment of reporting period.

Scotiabank Third Quarter Report 2018    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Average assets

Q3 2018 vs Q3 2017

Average assets grew $19 billion or 6% to $344 billion, primarily driven by growth in residential mortgages, which grew $10 billion or 5%. Business loans and acceptances grew $7 billion or 14%, while personal loans grew $2 billion or 3%.

Q3 2018 vs Q2 2018

Average assets rose $5 billion or 2%. The growth included $2 billion or 4% in business loans and acceptances. Personal Loans grew $1 billion or 2%, while residential mortgages grew $1 billion or 1%.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Average assets grew $19 billion or 6% to $339 billion. The growth included $11 billion or 6% in residential mortgages, $6 billion or 14% in business loans and acceptances, and $3 billion or 4% in personal loans.

Average liabilities

Q3 2018 vs Q3 2017

Average liabilities increased $9 billion or 4%. This was driven by strong growth in Personal GICs of $3 billion or 5%, $2 billion or 2% in retail chequing and savings deposits, and of $2 billion or 3% in non-personal deposits.

Q3 2018 vs Q2 2018

Average liabilities increased $5 billion or 2%, primarily driven by growth of $5 billion in personal and non-personal GICs, up 4% and 15%, respectively.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Average liabilities increased $7 billion or 3%, including strong growth of $3 billion or 4% in retail chequing and savings deposits. As well, there was growth of $3 billion or 5% in non-personal deposits.

Assets under management (AUM) and assets under administration (AUA)

Q3 2018 vs Q3 2017

AUM of $197 billion increased $44 billion or 28% driven by the acquisition of Jarislowsky Fraser and market appreciation, partly offset by the Sale of Business. AUA of $321 billion decreased $10 billion or 3%, primarily driven by the impact of the Sale of Business, partly offset by market appreciation. The Sale of Business reduced AUA growth by 11%.

Q3 2018 vs Q2 2018

AUM increased $40 billion, primarily driven by the acquisition of Jarislowsky Fraser and AUA increased $5 billion or 2% due to market appreciation.

Net interest income

Q3 2018 vs Q3 2017

Net interest income of $2,024 million was up $148 million or 8%. This was driven by strong growth in assets, and an increase in net interest margin. The margin improved five basis points to 2.46% due primarily to the Bank of Canada interest rate increases.

Q3 2018 vs Q2 2018

Net interest income increased $118 million or 6%, due primarily to three more days in the quarter, strong asset growth and an increase in the net interest margin of three basis points.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net interest income of $5,869 million was up $421 million or 8%. This was driven by strong growth in assets, and an increase in net interest margin. The net interest margin improved five basis points to 2.44% due primarily to the impact of interest rate increases by the Bank of Canada.

Non-interest income

Q3 2018 vs Q3 2017

Non-interest income of $1,349 million decreased $41 million or 3% due to the impact of the Sale of Business and lower gains on sale of real estate. These were partly offset by increases in deposit and payment fees, credit card fees, and the impact of the acquisition of Jarislowsky Fraser.

Q3 2018 vs Q2 2018

Non-interest income increased $24 million or 2% due to increases in credit card fees, higher brokerage fees and mutual fund revenues and the impact of the acquisition of Jarislowsky Fraser. These were partly offset by higher income from investments in associated corporations and the benefit from Alignment of reporting period in the second quarter.

12    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Non-interest income of $4,038 million decreased $100 million or 2% due to the impact of the Sale of Business and lower gains on sale of real estate. These were offset by increases in deposit and payment fees, credit card fees, higher income from investments in associated corporations, the benefit from Alignment of reporting period and the acquisition of Jarislowsky Fraser.

Provision for credit losses

Provision for credit losses for 2018 are calculated in accordance with IFRS 9, while the provision for credit losses for 2017 were calculated in accordance with IAS 39.

Q3 2018 vs Q3 2017

The provision for credit losses was $181 million, compared to $224 million. The provision for credit losses ratio was 21 basis points, a decrease of seven basis points.

Q3 2018 vs Q2 2018

The provision for credit losses was $181 million, compared to $205 million. Provision on impaired loans was $174 million, down 14% mainly due to lower commercial and retail provisions. The provision for credit losses ratio on impaired loans was 21 basis points, a decrease of 4 basis points. Provision on performing loans increased by $6 million due to higher commercial provisions. The provision for credit losses ratio was 21 basis points, a decrease of four basis points.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Provision for credit losses was $596 million, compared to $695 million. The provision for credit losses ratio improved to 24 basis points, a decrease of six basis points.

Non-interest expenses

Q3 2018 vs Q3 2017

Non-interest expenses were $1,661 million, up $28 million or 2%. Adjusting for Acquisition-related costs, non-interest expenses were up 1%, due to the impact of the acquisition of Jarislowsky Fraser, and higher investments in technology and regulatory initiatives. These increases were partly offset by benefits realized from cost-reduction initiatives and lower expenses as a result of the Sale of Business.

Q3 2018 vs Q2 2018

Non-interest expenses increased $20 million or 1%. Adjusting for Acquisition-related costs, non-interest expenses were up 1%, due to the impact of the acquisition of Jarislowsky Fraser and the impact of three additional days in the quarter. This was partly offset by lower marketing costs and benefits realized from cost-reduction initiatives.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Non-interest expenses were $4,907 million, up $49 million or 1%. Adjusting for Acquisition-related costs, non-interest expenses were up 1%. The impact of the acquisition and higher investments in technology and regulatory initiatives, were partly offset by benefits realized from cost-reduction initiatives, and lower expenses as a result of the Sale of Business.

Taxes

Q3 2018 vs Q3 2017

The effective tax rate was 26.2%, higher than the previous year of 25.8%, due largely to lower gains on sale of real estate.

Q3 2018 vs Q2 2018

The effective tax rate decreased from 26.6% to 26.2%.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

The effective tax rate of 26.2% was higher than the previous year of 25.7% due largely to lower gains on sale of real estate.

Scotiabank Third Quarter Report 2018    13

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2018(2)	April 30 2018(2)	July 31 2017	July 31 2018(2)	July 31 2017
Net interest income	$1,827	$1,758	$1,735	$5,292	$5,059
Non-interest income(3)(4)(5)	1,026	984	910	3,007	2,790
Total revenue	2,853	2,742	2,645	8,299	7,849
Provision for credit losses(6)	771	340	325	1,455	984
Non-interest expenses	1,510	1,438	1,442	4,390	4,269
Income tax expense	97	219	206	509	628
Net income	$475	$745	$672	$1,945	$1,968
Net income attributable to non-controlling interest in subsidiaries	$(44)	$70	$58	$84	$183
Net income attributable to equity holders of the Bank(4)(5)	$519	$675	$614	$1,861	$1,785
Other financial data and measures
Return on equity(7)	11.2%	16.3%	14.7%	14.5%	14.6%
Net interest margin(8)	4.70%	4.74%	4.77%	4.70%	4.83%
Provision for credit losses – performing (Stage 1 and 2)(9)	$374	$(48)	N/A	$324	N/A
Provision for credit losses – impaired (Stage 3)	$397	$388	N/A	$1,131	N/A
Provision for credit losses as a percentage of average net loans and acceptances (annualized)(9)	2.58%	1.22%	1.16%	1.71%	1.23%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	1.33%	1.38%	1.16%	1.32%	1.23%
Net write-offs as a percentage of average net loans and acceptances (annualized)	1.14%	1.26%	1.43%	1.26%	1.37%
Average assets ($ billions)	$164	$160	$152	$159	$148
Average liabilities ($ billions)	$129	$124	$117	$123	$114
(1)	Refer to Non-GAAP Measures on page 6 for adjusted results.
(2)

The amounts for the periods ended July 31, 2018 and April 30, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

(3)

Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2018 – $153 (April 30, 2018 – $156, July 31, 2017 – $131) and for the nine months ended July 31, 2018 – $442 (July 31, 2017 – $367).

(4)	Includes BBVA Chile earnings before tax of $21 (after tax and NCI $11) in the third quarter of 2018.
(5)	Includes one additional month of earnings relating to Chile of $36 (after tax and NCI $26) in the second quarter of 2018.
(6)	Includes Day 1 provision for credit losses on acquired performing loans for the three and nine months ended July 31, 2018 – $404 (July 31, 2017 – nil).
(7)	Adjusting for Acquisition-related costs, return on equity was 15.5% for the three months ended July 31, 2018 and 16.2% for the nine months ended July 31, 2018.
(8)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.
(9)

Adjusting for Acquisition-related costs, the provision for credit losses on performing loans was $(30) and the provision for credit losses as a percentage of average loans and acceptances was 1.23% for the three months ended July 31, 2018 and $(80) and 1.24%, respectively for the nine months ended July 31, 2018.

Net income

Q3 2018 vs Q3 2017

Net income attributable to equity holders of $519 million was down $95 million or 15%. Adjusting for Acquisition-related costs, net income increased by $92 million or 15% to $715 million largely driven by strong loan and deposit growth in Latin America, higher non-interest income and a lower effective tax rate, partly offset by higher non-interest expenses.

Q3 2018 vs Q2 2018

Net income attributable to equity holders was down 23% from last quarter. Adjusting for Acquisition-related costs, net income was up $32 million or 5% driven by strong loan growth in Latin America and higher non-interest income, partly offset by higher non-interest expenses and provision for credit losses.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net income attributable to equity holders was $1,861 million, an increase of $76 million or 4%. Adjusting for Acquisition-related costs, net income was $2,073 million up $262 million or 14% driven by strong loan growth in Latin America and higher non-interest income, partly offset by a lower net interest margin and higher non-interest expenses.

14    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

International Banking(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2018(2)	April 30 2018(2)	July 31 2017	July 31 2018(2)	July 31 2017
Constant dollars
Net interest income	$1,827	$1,749	$1,693	$5,292	$4,932
Non-interest income(3)(4)(5)	1,026	998	915	3,007	2,755
Total revenue	2,853	2,747	2,608	8,299	7,687
Provision for credit losses(6)	771	339	319	1,455	960
Non-interest expenses	1,510	1,428	1,409	4,390	4,180
Income tax expense	97	224	205	509	615
Net income on constant dollar basis	$475	$756	$675	$1,945	$1,932
Net income attributable to non-controlling interest in subsidiaries on a constant dollar basis	$(44)	$73	$60	$84	$188
Net income attributable to equity holders of the Bank on a constant dollar basis(4)(5)	$519	$683	$615	$1,861	$1,744
Other financial data and measures
Average assets ($ billions)	$164	$160	$149	$159	$144
Average liabilities ($ billions)	$129	$123	$115	$123	$111
(1)	Refer to Non-GAAP Measures on page 6 for adjusted results.
(2)

The amounts for the periods ended July 31, 2018 and April 30, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

(3)

Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2018 – $153 (April 30, 2018 – $155, July 31, 2017 – $138) and for the nine months ended July 31, 2018 – $442 (July 31, 2017 – $389).

(4)	Includes BBVA Chile earnings before tax of $21 (after tax and NCI $11) in the third quarter of 2018.
(5)	Includes one additional month of earnings relating to Chile of $36 (after tax and NCI $26) in the second quarter of 2018.
(6)	Includes Day 1 provision for credit losses on acquired performing loans for the three and nine months ended July 31, 2018 – $404 (July 31, 2017 – nil).

Net income

Q3 2018 vs Q3 2017

Net income attributable to equity holders of $519 million was down $96 million or 16%. Adjusting for Acquisition-related costs, net income increased $91 million or 15% to $715 million driven by strong loan and deposit growth in Latin America, higher non-interest income and a lower effective tax rate, partly offset by higher non-interest expenses.

Q3 2018 vs Q2 2018

Net income attributable to equity holders was down $164 million or 24%. Adjusting for Acquisition-related costs, net income increased $24 million or 3% driven by strong loan growth in Latin America and higher non-interest income partly offset by higher non-interest expenses and provision for credit losses.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net income attributable to equity holders was up $117 million or 7%. Adjusting for Acquisition-related costs, net income increased $303 million or 17% driven by strong loan growth in Latin America, higher non-interest income, partly offset by a lower net interest margin and non-interest expenses.

Average assets

Q3 2018 vs Q3 2017

Average assets of $164 billion increased $15 billion or 10% driven by strong retail and commercial loan growth, primarily in Pacific Alliance up 14%. Retail and commercial loan growth was 9% and 10% respectively.

Q3 2018 vs Q2 2018

Average assets increased 3% with commercial and retail loan growth of 4% and 2% respectively, driven by Latin America.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Average assets of $159 billion increased $15 billion or 10% driven by strong retail and commercial loan growth, primarily in Pacific Alliance. Commercial loan growth was 12% and retail loan growth was 10%.

Average liabilities

Q3 2018 vs Q3 2017

Average liabilities of $129 billion increased $14 billion or 12% due to strong deposit growth in Pacific Alliance. Retail and commercial deposits increased 4% and 8% respectively.

Scotiabank Third Quarter Report 2018    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2018 vs Q2 2018

Average liabilities increased $6 billion or 5% due to strong commercial deposit growth of 3%, primarily in Pacific Alliance.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Average liabilities of $123 billion increased $12 billion or 11% due to strong deposit growth in Pacific Alliance. Retail and commercial deposits increased 6% and 9%.

Net interest income

Q3 2018 vs Q3 2017

Net interest income was $1,827 million, up 8% driven by strong retail and commercial loan growth, partly offset by a lower net interest margin which decreased seven basis points to 4.70% primarily due to deposit mix and lower loan rates in Colombia.

Q3 2018 vs Q2 2018

Net interest income increased $78 million or 4% with strong retail and strong commercial loan growth, partly offset by a lower net interest margin that decreased four basis points due to number of days.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net interest income was $5,292 million, up 7% driven by strong retail and commercial loan growth, partly offset by a lower net interest margin. The net interest margin decreased thirteen basis points to 4.70% due to deposit mix.

Non-interest income

Q3 2018 vs Q3 2017

Non-interest income increased $111 million or 12% to $1,026 million of which 2% relates to the impact of the BBVA Chile acquisition. The increase was due primarily to higher wealth management, credit cards, and investment banking fees, higher trading revenues in Latin America, and an increased contribution from associated corporations.

Q3 2018 vs Q2 2018

Non-interest income increased $28 million or 3% driven by higher trading revenues in Latin America, credit card fees, higher security gains in the Caribbean, and the impact of the BBVA Chile acquisition, partly offset by last quarter’s benefit from the Alignment of reporting period in Chile.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Non-interest income increased $252 million or 9% to $3,007 million, of which 1% relates to the impact of the BBVA Chile acquisition and the benefit of Alignment of reporting period in Chile during the current year. The remaining increase was due primarily to higher banking, wealth management and credit card fees, investment banking and trading revenues, and an increased contribution from associated corporations.

Provision for credit losses

Provision for credit losses for 2018 is calculated in accordance with IFRS 9, while the provision for credit losses for 2017 were calculated in accordance with IAS 39.

Q3 2018 vs Q3 2017

The provision for credit losses was $771 million, compared to $319 million. Adjusting for the Day 1 provision on acquired performing loans, the provision for credit losses increased $48 million or 15%. Provision on impaired loans was up $78 million due primarily to higher provisions in the retail portfolio, partly due to the benefit of the credit mark last year, and additional commercial provision for potential restructuring of Barbados obligations. Provision on performing loans reduced $30 million, as increase in retail portfolio growth was more than offset by improved credit quality. The adjusted provision for credit losses ratio was 123 basis points, an increase of seven basis points.

Q3 2018 vs Q2 2018

The provision for credit losses was $771 million, compared to $339 million. Adjusting for the Day 1 provision on acquired performing loans, the provision for credit losses increased $28 million or 8%. Provision on impaired loans increased $9 million due primarily to higher provisions in the retail portfolio partially offset by lower provisions in the commercial portfolio. The current quarter includes a provision for potential restructuring of Barbados obligations. The provision for credit losses ratio on impaired loans decreased 5 basis points to 133 basis points. Provision on performing loans increased $19 million, as improvement in credit quality this quarter was more than offset by current volume growth and last quarter’s movement of hurricane-related provisions to provision on impaired loans.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

The provision for credit losses was $1,455 million, compared to $960 million. Adjusting for the Day 1 provision on acquired performing loans, the provision for credit losses increased $91 million driven by higher retail provisions, due to the benefit of the credit mark last year, partially offset by lower commercial provisions. The adjusted provision for credit losses ratio was 124 basis points, an increase of one basis point.

16    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest expenses

Q3 2018 vs Q3 2017

Non-interest expenses increased $101 million or 7% to $1,510 million. Adjusting for Acquisition-related costs, non-interest expenses were up 6% driven by business volume growth, inflation, and higher technology costs, partly offset by benefits realized from cost-reduction initiatives.

Q3 2018 vs Q2 2018

Non-interest expenses increased $82 million or 6%. Adjusting for Acquisition-related costs, non-interest expenses were up 4% due partly to higher technology costs, commissions, collection fees, and customer loyalty costs.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Non-interest expenses increased $210 million or 5% to $4,390 million. Adjusting for Acquisition-related costs, non-interest expenses were up 5% driven by business volume growth, inflation and higher technology costs, partly offset by benefits realized from cost-reduction initiatives.

Taxes

Q3 2018 vs Q3 2017

The effective tax rate was 16.9%. Adjusting for Acquisition-related costs, the effective tax rate was 22.3% compared to 23.5% due mainly to higher tax benefits in Mexico.

Q3 2018 vs Q2 2018

Adjusting for Acquisition-related costs, the effective tax rate decreased marginally to 22.3% from 22.7%.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

The effective tax rate was 20.7%. Adjusting for Acquisition-related costs, the effective tax rate decreased to 22.1% compared to 24.2% due mainly to higher tax benefits in Mexico.

Global Banking and Markets	For the three months ended				For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2018(1)	April 30 2018(1)	July 31 2017		July 31 2018(1)	July 31 2017
Net interest income	$365	$362		$340	$1,117		$985
Non-interest income	745	793		777	2,338		2,550
Total revenue	1,110	1,155		1,117	3,455		3,535
Provision for credit losses	(10)	(11)		24	(30)		34
Non-interest expenses	543	565		530	1,680		1,591
Income tax expense	136	154		122	463		483
Net income	$441	$447		$441	$1,342		$1,427
Net income attributable to non-controlling interest in subsidiaries	$–	$–		$–	$–		$–
Net income attributable to equity holders of the Bank	$441	$447		$441	$1,342		$1,427
Other financial data and measures
Return on equity	15.6%	16.9%		14.9%	16.2%		16.4%
Net interest margin(2)	1.82%	1.80%		1.76%	1.88%		1.71%
Provision for credit losses – performing (Stage 1 and 2)	$2	$(14)	$	N/A	$(19)	$	N/A
Provision for credit losses – impaired (Stage 3)	$(12)	$3	$	N/A	$(11)	$	N/A
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	(0.05)%	(0.05)%		0.11%	(0.05)%		0.06%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	(0.06)%	0.02%		0.11%	(0.02)%		0.06%
Net write-offs as a percentage of average net loans and acceptances	-%	0.08%		0.18%	0.04%		0.13%
Average assets ($ billions)	$311	$321		$338	$322		$340
Average liabilities ($ billions)	$258	$269		$274	$267		$267
(1)

The amounts for the periods ended July 31, 2018 and April 30, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

(2)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

Net income

Q3 2018 vs Q3 2017

Net income attributable to equity holders was $441 million, in line with the prior year. Higher net interest income due mainly to higher loan volumes and margin, the benefit of lower provision for credit losses, and the favourable impact of foreign currency translation, were offset by lower non-interest income, and increased non-interest expenses.

Q3 2018 vs Q2 2018

Net income attributable to equity holders decreased by $6 million or 1%, driven by lower non-interest income, partly offset by reductions in non-interest expenses, and the favourable impact of foreign currency translation.

Scotiabank Third Quarter Report 2018    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net income attributable to equity holders was $1,342 million, a decrease of $85 million or 6%, driven by lower non-interest income, increased non-interest expenses and the high level of client-driven equities trading last year. This was partly offset by increases in net interest income and the benefit from lower provision for credit losses.

Average assets

Q3 2018 vs Q3 2017

Average assets were $311 billion, a decrease of $27 billion or 8%. This was mainly due to reductions in trading securities, securities purchased under resale agreements, and deposits with banks, partly offset by an increase of 1% in corporate loans and bankers’ acceptances.

Q3 2018 vs Q2 2018

Average assets decreased by $10 billion or 3%, due to decreases in trading securities and securities purchased under resale agreements. This was partly offset by an increase of 3% in corporate loans and bankers’ acceptances.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Average assets were $322 billion, a decrease of $18 billion or 5% due to reductions in securities purchased under resale agreements, trading securities and deposits with banks.

Average liabilities

Q3 2018 vs Q3 2017

Average liabilities of $258 billion decreased by $16 billion or 6%, mainly due to lower securities sold under repurchase agreements, and derivative-related liabilities, partly offset by higher deposit volumes.

Q3 2018 vs Q2 2018

Average liabilities decreased by $11 billion or 4% due to lower securities sold under repurchase agreements.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Average liabilities were $267 billion, in line with the prior year. Lower derivative-related liabilities and securities sold under repurchase agreements were offset by higher deposit volumes.

Net interest income

Q3 2018 vs Q3 2017

Net interest income of $365 million increased by $25 million or 7%. This was due primarily to higher lending and deposit volumes and improved deposit margin. The net interest margin rose to 1.82%, an increase of six basis points.

Q3 2018 vs Q2 2018

Net interest income was up slightly from the prior quarter by $3 million or 1%. This was due primarily to increased lending margins in the U.S. and Asia. The net interest margin improved two basis points.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net interest income of $1,117 million was up by $132 million or 13%. This was due primarily to higher deposit volumes and margins, as well as increased lending margins in Canada. The net interest margin grew by 17 basis points to 1.88%.

Non-interest income

Q3 2018 vs Q3 2017

Non-interest income was $745 million, a decrease of $32 million or 4%. Lower revenue in equities, fixed income and commodities businesses, was partly offset by higher underwriting and advisory fees and the favourable impact of foreign currency translation.

Q3 2018 vs Q2 2018

Non-interest income was down $48 million or 6%. This was due primarily to lower equities and fixed income revenue, which was partly offset by higher underwriting fees and banking revenue.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Non-interest income was down $212 million or 8% driven primarily by lower revenue in the equities and fixed income businesses. This was partly offset by higher investment banking advisory and underwriting revenues.

Provision for credit losses

Provision for credit losses for 2018 are calculated in accordance with IFRS 9, while the provision for credit losses for 2017 was calculated in accordance with IAS 39.

18    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2018 vs Q3 2017

The provision for credit losses decreased $34 million due primarily to impaired loan provision reversal in the U.S. and the impact of higher provision on one account last year. The provision for credit losses ratio was negative five basis points, a decrease of 16 basis points.

Q3 2018 vs Q2 2018

Provision for credit losses was a net reversal of $10 million this quarter compared to a net reversal of $11 million last quarter. Provision on impaired loans had a net reversal of $12 million due primarily to provision reversals in the energy sector in the U.S. The provision for credit losses ratio on impaired loans was negative six basis points, a decrease of eight basis points. Provisions on performing loans was higher by $16 million reflecting credit migration in the portfolio. The provision for credit losses ratio remains unchanged at negative five basis points from prior quarter.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

The provision for credit losses decreased $64 million mainly due to impaired loan provision reversals in the U.S. and lower provisions required on performing loans due primarily to improvements in credit quality. The provision for credit losses ratio was negative 5 basis points, a decrease of 11 basis points.

Non-interest expenses

Q3 2018 vs Q3 2017

Non-interest expenses of $543 million increased $13 million or 2%. This was due to higher regulatory and technology investments, partly offset by lower performance-related compensation.

Q3 2018 vs Q2 2018

Non-interest expenses decreased $22 million or 4%, driven by lower performance-related compensation.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Non-interest expenses increased $89 million or 6%, driven by higher regulatory and technology investments, partly offset by lower performance-related compensation and the positive impact of foreign currency translation.

Taxes

Q3 2018 vs Q3 2017

The effective tax rate for the quarter was 23.6%, compared to 21.5% due mainly to higher taxes in certain foreign jurisdictions.

Q3 2018 vs Q2 2018

The effective tax rate for the quarter was 23.6% compared to 25.7% due to lower taxes in certain foreign jurisdictions.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

The effective tax rate of 25.7% was in line with prior year.

Other(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2018(2)	April 30 2018(2)	July 31 2017	July 31 2018(2)	July 31 2017
Business segment income
Net interest income(3)	$(131)	$(76)	$(118)	$(307)	$(288)
Non-interest income(3)(4)	(24)	6	(16)	(27)	(339)
Total revenue	(155)	(70)	(134)	(334)	(627)
Provision for credit losses	1	–	–	–	–
Non-interest expenses	56	82	67	17	244
Income tax expense(3)	(105)	(120)	(146)	(268)	(652)
Net income (loss)	$(107)	$(32)	$(55)	$(83)	$(219)
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income (loss) attributable to equity holders	$(107)	$(32)	$(55)	$(83)	$(219)
Other measures
Average assets ($ billions)	$116	$121	$107	$117	$106
Average liabilities ($ billions)	$229	$237	$227	$234	$231
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)

The amounts for the periods ended July 31, 2018 and April 30, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

(3)

Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended July 31, 2018 – $28 (April 30, 2018 – $27; July 31, 2017 – $95) and for nine months ended July 31, 2018 – $81 (July 31, 2017 – $481) to arrive at the amounts reported in the Consolidated Statement of Income.

(4)

Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended July 31, 2018 – $(38) (April 30, 2018 – $(46); July 31, 2017 – $(39)) and for the nine months ended July 31, 2018 – $(122) (July 31, 2017 – $(107)).

Scotiabank Third Quarter Report 2018    19

MANAGEMENT’S DISCUSSION & ANALYSIS

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $28 million in the third quarter, compared to $95 million in the same period last year and $27 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q3 2018 vs Q3 2017

Net loss attributable to equity holders was $107 million, compared to $55 million. This was due mainly to lower gains on sale of investment securities and lower contributions from asset/liability management activities, partly offset by lower non-interest expenses.

Q3 2018 vs Q2 2018

Net loss attributable to equity holders was $107 million, compared to $32 million. This was due mainly to lower gains on sale of investment securities and lower contributions from asset/liability management activities, partly offset by lower non-interest expenses.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net loss attributable to equity holders was $83 million, compared to $219 million. This was due to lower non-interest expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax), and the positive impact of foreign currency translation (including hedges). This was partly offset by lower gains on sale of investment securities. Higher non-interest income and lower income tax benefits were due mainly to the elimination of larger tax-exempt income gross-up amounts in the prior year.

Geographic Highlights

	For the three months ended			For the nine months ended
(Unaudited)	July 31 2018(1)(2)	April 30 2018(1)	July 31 2017	July 31 2018(1)(2)	July 31 2017
Geographic segment income (loss) ($ millions)
Canada	$1,212	$1,169	$1,162	$3,730	$3,573
United States	194	151	193	502	403
Mexico	169	160	121	494	328
Peru	190	156	139	510	440
Chile	(20)	99	80	179	240
Colombia	(36)	25	14	8	64
Other international	327	374	370	1,061	1,120
Corporate adjustments	(53)	(27)	(34)	(115)	(178)
Net income (loss) attributable to equity holders of the Bank	$1,983	$2,107	$2,045	$6,369	$5,990
Average assets ($ billions)
Canada	$545	$543	$542	$545	$539
United States	118	126	113	120	110
Mexico	32	33	30	32	27
Peru	24	24	24	24	24
Chile	29	28	24	27	23
Colombia	12	12	11	12	11
Other international	159	159	164	161	165
Corporate adjustments	16	16	14	16	15
Total	$935	$941	$922	$937	$914
(1)

The amounts for the periods ended July 31, 2018 and April 30, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

(2)

Adjusting for the impact of Acquisition-related costs, Net income attributable to equity holders of the Bank for the three months ended July 31, 2018 was $2,190; Canada was $1,223; Chile was $115; Colombia was $23 and for the nine months ended July 31, 2018 was $6,602; Canada was $3,751; Chile was $322; Colombia was $70.

20    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights

			For the three months ended
(Unaudited) ($ millions)	July 31 2018(1)	April 30 2018(1)	January 31 2018(1)	October 31 2017	July 31 2017	April 30 2017	January 31 2017	October 31 2016
Net interest income	$4,085	$3,950	$3,936	$3,831	$ 3,833	$3,728	$3,643	$3,653
Non-interest income	3,096	3,108	3,152	2,981	3,061	2,853	3,225	3,098
Total revenue	$7,181	$7,058	$7,088	$6,812	$6,894	$6,581	$6,868	$6,751
Provision for credit losses	943	534	544	536	573	587	553	550
Non-interest expenses	3,770	3,726	3,498	3,668	3,672	3,601	3,689	3,650
Income tax expense	529	621	709	538	546	332	617	540
Net income	$1,939	$2,177	$2,337	$2,070	$2,103	$2,061	$2,009	$2,011
Basic earnings per share ($)	1.60	1.70	1.88	1.66	1.68	1.63	1.58	1.58
Diluted earnings per share ($)	1.55	1.70	1.86	1.64	1.66	1.62	1.57	1.57
Core banking margin (%)(2)	2.46	2.47	2.46	2.44	2.46	2.54	2.40	2.40
Effective tax rate (%)	21.5	22.2	23.3	20.6	20.6	13.9	23.5	21.2
(1)

The amounts for the periods ended July 31, 2018, April 30, 2018 and January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

(2)	Refer to page 4 for a discussion of Non-GAAP Measures.

Trending analysis

Net income

The Bank recorded strong net income over the past eight quarters. The current quarter’s earnings were reduced by Acquisition-related costs of $320 million ($453 million pre-tax).

The first quarter of 2018 included an accounting benefit of $150 million ($203 million pre-tax) driven by remeasurement of an employee benefit liability from certain plan modifications.

Net interest income

Net interest income increased over the period, driven by steady growth in retail and commercial loans in both Canadian and International Banking. Net interest margin has remained relatively stable over the period. The margin was 2.46% this quarter, down one basis point from the prior quarter. The second quarter of 2017 was higher than other periods due primarily to business mix changes and Central Bank rate changes in International Banking, as well as higher contributions from asset/liability management activities.

Non-interest income

Non-interest income was comparable through the period due primarily to consistent levels of banking and wealth management revenues. The current quarter increase was partly driven by acquisitions. The prior quarter included an additional month of income from Chile and the Canadian insurance business from the Alignment of reporting period with the Bank. Net gain on investment securities declined this quarter compared to last quarter. Gains on sale of real estate continued at a lower level this quarter compared to 2017 and 2016. The Sale of Business in the fourth quarter of 2017 resulted in a gain that quarter and also contributed to lower wealth management fees.

Provision for credit losses

The amounts for the periods ended July 31, 2018, April 30, 2018 and January 31, 2018 have been prepared in accordance with IFRS 9. Prior period amounts have not been restated and therefore, the provision for credit losses and related ratios are not directly comparable.

The provision for credit losses was $943 million in this quarter. Adjusting for the Day 1 provision on acquired performing loans, the provision for credit losses was $539 million, of which $559 million related to provision on impaired loans. The provision for credit losses ratio was 69 basis points, including the Day 1 provision, and the adjusted ratio improved by two basis points to 40 basis points. Provision for credit losses has remained stable over the period. Asset quality has remained strong despite increased lending activity.

Non-interest expenses

Non-interest expenses were slightly elevated this quarter due to the impact of Acquisition-related costs. Non-interest expenses have generally trended upwards over the period, mostly to support business growth and the Bank’s investments in acquisitions, strategic initiatives and in technology, partly offset by structural cost reduction initiatives. There have also been increases in performance-based compensation. The first quarter of 2018 included a benefits remeasurement of $203 million, reducing that quarter’s expenses.

Income taxes

The effective tax rate was 22.4% this quarter and averaged 21.0% over the period, with a range of 13.9% to 23.5%. In the second quarter of 2017, the tax rate was 13.9% reflecting a higher amount of tax-exempt dividends related to client driven equity trading activities. Effective tax rates in other quarters were impacted by different levels of income earned in foreign tax jurisdictions, as well as the variability of tax-exempt dividend income.

Scotiabank Third Quarter Report 2018    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Position

The Bank’s total assets as at July 31, 2018 were $947 billion, up $31 billion or 3% from October 31, 2017. Adjusting for the impact of foreign currency translation, total assets were up $27 billion. This growth was primarily related to the acquisition of BBVA Chile and strong organic growth in loans, partially offset by decreases in securities purchased under resale agreements and securities borrowed, cash and deposits with financial institutions and trading assets.

Cash and deposits with financial institutions decreased $8 billion and trading assets decreased by $6 billion, while securities purchased under resale agreements and securities borrowed decreased $11 billion.

Investment securities increased $5 billion from October 31, 2017 due primarily to higher holdings of U.S. government debt. As at July 31, 2018, the net unrealized loss on debt securities measured at fair value through other comprehensive income of $230 million decreased to a net unrealized loss of $158 million after the impact of qualifying hedges.

Loans increased $44 billion from October 31, 2017. Residential mortgages increased $17 billion due to the acquisition of BBVA Chile as well as growth in Canada and Latin America. Personal loans and credit cards were up $9 billion due to growth in Canada and Latin America as well as the acquisitions of BBVA Chile and Citibank’s consumer and small and medium enterprise operations in Colombia. Business and government loans increased $20 billion due primarily to the acquisition of BBVA Chile and growth in Latin America and Canada.

Goodwill and other intangibles were up $3 billion, primarily due to the acquisitions of BBVA Chile and Jarislowsky Fraser.

Total liabilities were $879 billion as at July 31, 2018, up $26 billion or 3% from October 31, 2017. Adjusting for the impact of foreign currency translation, total liabilities were up $21 billion.

Total deposits increased $29 billion. Personal deposits grew by $11 billion due primarily to growth in Canada and Latin America and the acquisition of BBVA Chile. Business and government deposits grew by $17 billion, due mainly to the acquisition of BBVA Chile and growth in Latin America and Canada.

Obligations related to securities sold short decreased by $3 billion and obligations related to securities sold under repurchase agreements and securities lent decreased by $14 billion, which was mostly in line with lower securities purchased under resale agreements and securities borrowed. Other liabilities increased $5 billion due mainly to the acquisition of BBVA Chile.

Total shareholders’ equity increased $5,709 million from October 31, 2017. This increase was driven mainly by current year to date earnings of $6,453 million, the issuance of common shares of $2,675 million mainly for the acquisitions of MD Financial Management and Jarislowsky Fraser, and an increase in non-controlling interests in subsidiaries of $797 million due mainly to the acquisition of BBVA Chile. Partly offsetting were dividends paid of $3,064 million, the cumulative effect of adopting IFRS 9 of $610 million, the redemption of preferred shares of $345 million, and the repurchase and cancellation of approximately 3 million common shares for $252 million.

Risk Management

The Bank’s risk management policies, practices and emerging risks have not substantially changed from those outlined in the Bank’s 2017 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2017 Annual Report.

Credit risk

Allowance for credit losses

The total allowance for credit losses as at July 31, 2018 was $5,418 million. The allowance for credit losses on loans was $5,323 million, up $394 million from the prior quarter, due primarily to the impact of Day 1 provision for credit losses on acquired performing loans. The allowance on impaired loans increased to $1,775 million from $1,746 million as at April 30, 2018, due to new provisions in the retail and commercial portfolios. The allowance against performing loans was higher at $3,548 million compared to $3,183 million as at April 30, 2018, due primarily to the impact of Day 1 provision for credit losses on acquired performing loans.

Impaired loans

Total gross impaired loans as at July 31, 2018 were $5,482 million up from $5,127 million as at April 30, 2018, due largely to the impact of acquisitions and new formations in International retail and commercial portfolios.

Net impaired loans in Canadian Banking were $616 million as at July 31, 2018, an increase of $28 million from April 30, 2018 mainly due to new formations in the retail portfolio. International Banking’s net impaired loans were $2,797 million as at July 31, 2018, an increase from $2,467 million as at April 30, 2018 due largely to the impact of acquisitions and new formations in retail and commercial portfolios. In Global Banking and Markets, net impaired loans were $294 million as at July 31, 2018, a decrease of $32 million from April 30, 2018 due largely to resolutions during the quarter.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2018, these loans amounted to $366 billion or 64% of the Bank’s total loans and acceptances outstanding (April 30, 2018 – $349 billion or 65%; October 31, 2017 – $340 billion or 65%). Of these, $274 billion or 75% are real estate secured loans (April 30, 2018 – $263 billion or 75%; October 31, 2017 – $257 billion or 76%). The tables below provide more details by portfolios.

22    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at July 31, 2018
	Residential mortgages						Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,281	3.0%	$5,195	2.4%	$11,476	5.4%	$–	-%	$1,195	5.7%	$1,195	5.7%
Quebec	7,843	3.7	8,076	3.8	15,919	7.5	–	–	995	4.8	995	4.8
Ontario	43,017	20.2	63,009	29.8	106,026	50.0	–	–	10,960	52.7	10,960	52.7
Manitoba & Saskatchewan	5,642	2.7	3,865	1.8	9,507	4.5	1	–	799	3.8	800	3.8
Alberta	18,405	8.7	12,471	5.9	30,876	14.6	1	–	3,045	14.6	3,046	14.6
British Columbia & Territories	14,021	6.6	24,237	11.4	38,258	18.0	–	–	3,844	18.4	3,844	18.4
Canada(3)	$95,209	44.9%	$116,853	55.1%	$212,062	100%	$2	-%	$20,838	100%	$20,840	100%
International	–	–	41,531	100	41,531	100	–	–	–	–	–	–
Total	$95,209	37.5%	$158,384	62.5%	$253,593	100%	$2	-%	$20,838	100%	$20,840	100%
	As at April 30, 2018
Canada(3)	$97,984	46.7%	$111,870	53.3%	$209,854	100%	$3	-%	$20,523	100%	$20,526	100%
International	–	–	32,906	100	32,906	100	–	–	–	–	–	–
Total	$97,984	40.4%	$144,776	59.6%	$242,760	100%	$3	-%	$20,523	100%	$20,526	100%
	As at October 31, 2017
Canada(3)	$100,921	49.0%	$104,872	51.0%	$205,793	100%	$4	-%	$20,148	100%	$20,152	100%
International	–	–	31,123	100	31,123	100	–	–	–	–	–	–
Total	$100,921	42.6%	$135,995	57.4%	$236,916	100%	$4	-%	$20,148	100%	$20,152	100%
(1)

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $2,866 (April 30, 2018 – $2,691; October 31, 2017 – $2,594) of which $1,986 are insured (April 30, 2018 – $1,846; October 31, 2017 – $1,689).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at July 31, 2018
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	34.0%	37.6%	27.4%	0.9%	0.1%	100%
International	65.2%	19.3%	13.3%	2.1%	0.1%	100%
	As at April 30, 2018
Canada	34.3%	37.2%	27.4%	1.0%	0.1%	100%
International	70.0%	16.7%	11.6%	1.6%	0.1%	100%
	As at October 31, 2017
Canada	33.8%	37.9%	26.9%	1.3%	0.1%	100%
International	69.3%	17.2%	11.1%	2.3%	0.1%	100%

Scotiabank Third Quarter Report 2018    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 55% uninsured (April 30, 2018 – 53%; October 31, 2017 – 51%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 53% (April 30, 2018 – 54%; October 31, 2017 – 51%).

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios
	For the three months ended July 31, 2018
	Residential mortgages	Home equity lines of credit(1)
	LTV%	LTV%
Canada:(2)
Atlantic provinces	69.3%	57.6%
Quebec	64.9	68.7
Ontario	63.0	61.6
Manitoba & Saskatchewan	68.7	61.0
Alberta	67.4	70.3
British Columbia & Territories	61.3	60.1
Canada(1)	63.4%	62.2%
International	67.1%	n/a
	For the three months ended April 30, 2018
Canada(1)	63.4%	61.5%
International	69.4%	n/a
	For the three months ended October 31, 2017
Canada(1)	64.3%	62.2%
International	70.0%	n/a
(1)

Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(2)	The province represents the location of the property in Canada.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro-economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

European exposures

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (87% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are certified at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures. The Bank’s exposure to Turkey is immaterial.

The Bank’s exposure to sovereigns was $11.0 billion as at July 31, 2018 (April 30, 2018 – $8.0 billion), $3.9 billion to banks (April 30, 2018 –$3.3 billion) and $16.0 billion to corporates (April 30, 2018 – $16.1 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $1.6 billion as at July 31, 2018 (April 30, 2018 – $1.2 billion).

24    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s current European exposure is provided below:

	As at
	July 31, 2018							April 30 2018	October 31 2017
($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded total	Undrawn commitments(4)	Total	Total	Total
Greece	$165	$–	$–	$–	$165	$–	$165	$167	$213
Ireland	886	803	(3)	8	1,694	982	2,676	2,548	2,033
Italy	36	–	(2)	4	38	127	165	219	133
Portugal	–	–	–	–	–	–	–	–	1
Spain	886	–	22	1	909	130	1,039	849	826
Total GIIPS	$1,973	$803	$17	$13	$2,806	$1,239	$4,045	$3,783	$3,206

U.K.	$6,862	$4,993	$522	$1,358	$13,735	$5,830	$19,565	$16,810	$20,166
Germany	1,364	243	1,409	29	3,045	1,084	4,129	3,763	4,495
France	1,433	81	2,134	27	3,675	1,518	5,193	6,683	5,053
Netherlands	922	145	319	68	1,454	1,558	3,012	2,705	3,341
Switzerland	495	1	74	65	635	1,534	2,169	2,719	2,156
Other	2,593	300	2,270	347	5,510	3,617	9,127	8,769	8,068
Total Non-GIIPS	$13,669	$5,763	$6,728	$1,894	$28,054	$15,141	$43,195	$41,449	$43,279
Total Europe	$15,642	$6,566	$6,745	$1,907	$30,860	$16,380	$47,240	$45,232	$46,485
(1)

Individual allowances for impaired loans are $39. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $3,916 as at July 31, 2018 (April 30, 2018 – $3,254).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)

SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $2,116 and collateral held against SFT was $8,166.

(4)

Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	July 31 2018	April 30 2018	July 31 2017
Credit spread plus interest rate	$11.1	$14.4	$10.9
Credit spread	8.2	8.9	5.6
Interest rate	8.9	11.9	8.9
Equities	3.8	2.5	2.1
Foreign exchange	2.9	3.7	2.3
Commodities	1.7	1.6	1.1
Debt specific	3.6	3.3	3.3
Diversification effect	(9.9)	(10.8)	(8.7)
Total VaR	$13.2	$14.7	$11.0
Total Stressed VaR	$46.9	$40.7	$27.5

In the third quarter of 2018, the average one-day Total VaR decreased to $13.2 million from $14.7 million in the previous quarter, primarily driven by reduced interest rate risk.

The average one-day Total Stressed VaR increased during the quarter to $46.9 million from $40.7 million in the previous quarter, as a result of higher interest rate levels and increased xVA hedging activity. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There were zero trading loss days in the third quarter, compared to zero in the previous quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates and changes in the market price of credit.

Scotiabank Third Quarter Report 2018    25

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-trading interest rate sensitivity

The following table shows the pro-forma after tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

	As at
	July 31, 2018						April 30, 2018		July 31, 2017
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+100 bps	$(63)	$10	$(53)	$(319)	$(581)	$(900)	$(71)	$(1,097)	$82	$(390)
-100 bps	63	(12)	51	226	606	832	70	991	(85)	220

During	the third quarter of 2018, both interest rate sensitivities remained well within approved limits.

The Bank’s Asset-Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of enhancing net interest income within established risk tolerances.

The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at July 31, 2018	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$3,759	$3,759	$–	$–	n/a
Trading assets	92,881	92,289	592	–	Interest rate, FX
Financial instruments designated at fair value through profit or loss	15	–	15	–	Interest rate
Derivative financial instruments	34,991	31,701	3,290	–	Interest rate, FX, equity
Investment securities	74,216	–	74,216	–	Interest rate, FX, equity
Loans	548,597	–	548,597	–	Interest rate, FX
Assets not subject to market risk(1)	192,244	–	–	192,244	n/a
Total assets	$946,703	$127,749	$626,710	$192,244
Deposits	$654,182	$–	$618,674	$35,508	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	7,652	–	7,652	–	Interest rate, equity
Obligations related to securities sold short	27,968	27,968	–	–	n/a
Derivative financial instruments	34,778	31,363	3,415	–	Interest rate, FX, equity
Trading liabilities(2)	4,292	4,292	–	–	n/a
Pension and other benefit liabilities	1,807	–	1,807	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	148,690	–	–	148,690	n/a
Total liabilities	$879,369	$63,623	$631,548	$184,198
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

26    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2017	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$5,717	$5,717	$–	$–	n/a
Trading assets	98,464	98,464	–	–	n/a
Financial instruments designated at fair value through profit or loss	13	–	13	–	Interest rate
Derivative financial instruments	35,364	30,648	4,716	–	Interest rate, FX, equity
Investment securities	69,269	–	69,269	–	Interest rate, FX, equity
Loans	504,369	–	504,369	–	Interest rate, FX
Assets not subject to market risk(1)	202,077	–	–	202,077	n/a
Total assets	$915,273	$134,829	$578,367	$202,077
Deposits	$625,367	$–	$593,174	$32,193	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	4,663	–	4,663	–	Interest rate, equity
Obligations related to securities sold short	30,766	30,766	–	–	n/a
Derivative financial instruments	34,200	30,545	3,655	–	Interest rate, FX, equity
Trading liabilities(2)	6,819	6,819	–	–	n/a
Pension and other benefit liabilities	2,201	–	2,201	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	149,632	–	–	149,632	n/a
Total liabilities	$853,648	$68,130	$603,693	$181,825
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 21 to the condensed interim consolidated financial statements and in Note 35 of the audited consolidated financial statements in the Bank’s 2017 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2018, unencumbered liquid assets were $182 billion (October 31, 2017 – $180 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 74% of liquid assets (October 31, 2017 – 67%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 26% (October 31, 2017 – 33%). The increase in total liquid assets was mainly attributable to growth in the securities portfolio, which was partially offset by a decrease in cash and deposits with central banks, precious metals and deposits with financial institutions.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at July 31, 2018. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank Third Quarter Report 2018    27

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at July 31, 2018
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$42,404	$–	$42,404	$–	$8,162	$34,242	$–
Deposits with financial institutions	9,487	–	9,487	–	277	9,210	–
Precious metals	3,759	–	3,759	–	87	3,672	–
Securities:
Canadian government obligations	39,295	11,155	50,450	23,631	–	26,819	–
Foreign government obligations	56,556	46,989	103,545	57,108	–	46,437	–
Other securities	52,463	68,497	120,960	91,658	–	29,302	–
Loans:
NHA mortgage-backed securities(2)	33,240	–	33,240	1,998	–	31,242	–
Call and short loans	1,059	–	1,059	–	–	1,059	–
Total	$238,263	$126,641	$364,904	$174,395	$8,526	$181,983	$–

	As at October 31, 2017
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$49,754	$–	$49,754	$–	$7,306	$42,448	$–
Deposits with financial institutions	9,909	–	9,909	–	108	9,801	–
Precious metals	5,717	–	5,717	–	123	5,594	–
Securities:
Canadian government obligations	41,791	9,836	51,627	24,505	–	27,122	–
Foreign government obligations	47,388	54,286	101,674	75,362	–	26,312	–
Other securities	56,444	59,590	116,034	79,363	–	36,671	–
Loans:
NHA mortgage-backed securities(2)	33,327	–	33,327	2,360	–	30,967	–
Call and short loans	1,405	–	1,405	–	–	1,405	–
Total	$245,735	$123,712	$369,447	$181,590	$7,537	$180,320	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	July 31 2018	October 31 2017
The Bank of Nova Scotia (Parent)	$131,136	$131,838
Bank domestic subsidiaries	14,084	13,753
Bank foreign subsidiaries	36,763	34,729
Total	$181,983	$180,320

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (80%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

28    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at July 31, 2018
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$42,404	$–	$42,404	$–	$8,162	$34,242	$–
Deposits with financial institutions	9,487	–	9,487	–	277	9,210	–
Precious metals	3,759	–	3,759	–	87	3,672	–
Liquid securities:
Canadian government obligations	39,295	11,155	50,450	23,631	–	26,819	–
Foreign government obligations	56,556	46,989	103,545	57,108	–	46,437	–
Other liquid securities	52,463	68,497	120,960	91,658	–	29,302	–
Other securities	3,528	5,353	8,881	4,418	–	–	4,463
Loans classified as liquid assets:
NHA mortgage-backed securities	33,240	–	33,240	1,998	–	31,242	–
Call and short loans	1,059	–	1,059	–	–	1,059	–
Other loans	529,233	–	529,233	6,326	56,678	12,940	453,289
Other financial assets(4)	143,568	(74,000)	69,568	3,550	–	–	66,018
Non-financial assets	32,111	–	32,111	–	–	–	32,111
Total	$946,703	$57,994	$1,004,697	$188,689	$65,204	$194,923	$555,881

	As at October 31, 2017
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$49,754	$–	$49,754	$–	$7,306	$42,448	$–
Deposits with financial institutions	9,909	–	9,909	–	108	9,801	–
Precious metals	5,717	–	5,717	–	123	5,594	–
Liquid securities:
Canadian government obligations	41,791	9,836	51,627	24,505	–	27,122	–
Foreign government obligations	47,388	54,286	101,674	75,362	–	26,312	–
Other liquid securities	56,444	59,590	116,034	79,363	–	36,671	–
Other securities	2,311	4,645	6,956	2,916	–	–	4,040
Loans classified as liquid assets:
NHA mortgage-backed securities	33,327	–	33,327	2,360	–	30,967	–
Call and short loans	1,405	–	1,405	–	–	1,405	–
Other loans	486,949	–	486,949	6,072	54,746	12,721	413,410
Other financial assets(4)	151,329	(85,691)	65,638	4,212	–	–	61,426
Non-financial assets	28,949	–	28,949	–	–	–	28,949
Total	$915,273	$42,666	$957,939	$194,790	$62,283	$193,041	$507,825
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of July 31, 2018, total encumbered assets of the Bank were $254 billion (October 31, 2017 – $257 billion). Of the remaining $751 billion (October 31, 2017 – $701 billion) of unencumbered assets, $195 billion (October 31, 2017 – $193 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at July 31, 2018, the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, was $46 million or $257 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the Office of the Superintendent of Financial Institutions (OSFI) Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

Scotiabank Third Quarter Report 2018    29

MANAGEMENT’S DISCUSSION & ANALYSIS

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s LCR for the quarter ended July 31, 2018, based on the average daily positions in the quarter.

For the quarter ended July 31, 2018 ($ millions)(1)	Total unweighted value (Average)(2)	Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$138,187

Cash outflows
Retail deposits and deposits from small business customers, of which:	$170,102	$11,768
Stable deposits	77,506	2,508
Less stable deposits	92,596	9,260
Unsecured wholesale funding, of which:	173,603	86,738
Operational deposits (all counterparties) and deposits in networks of cooperative banks	55,948	13,504
Non-operational deposits (all counterparties)	91,637	47,216
Unsecured debt	26,018	26,018
Secured wholesale funding	*	35,296
Additional requirements, of which:	198,145	44,039
Outflows related to derivative exposures and other collateral requirements	26,892	19,048
Outflows related to loss of funding on debt products	4,419	4,419
Credit and liquidity facilities	166,834	20,572
Other contractual funding obligations	1,551	1,512
Other contingent funding obligations(4)	443,558	7,592
Total cash outflows	*	$186,945

Cash inflows
Secured lending (e.g. reverse repos)	$129,211	$32,161
Inflows from fully performing exposures	24,030	15,766
Other cash inflows	28,121	28,121
Total cash inflows	$181,362	$76,048
		Total adjusted value(5)

Total HQLA	*	$138,187
Total net cash outflows	*	$110,897
Liquidity coverage ratio (%)	*	125%
For the quarter ended April 30, 2018 ($ millions)		Total adjusted value(5)
Total HQLA	*	$140,019
Total net cash outflows	*	$110,334
Liquidity coverage ratio (%)	*	127%
*	Disclosure is not required under regulatory guideline.
(1)	Based on the average of daily positions of the 64 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(4)

Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks, central bank reserves available to the Bank in times of stress and securities with a 0% risk weight, as defined under OSFI Capital Adequacy guidelines.

The Bank’s average LCR for the quarter ended July 31, 2018 was in line with the previous quarter. The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $285 billion as at July 31, 2018 (October 31, 2017 – $269 billion). The increase since October 31, 2017 was primarily driven by personal deposit growth and public offering of common stocks. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 1 year) of $159 billion (October 31, 2017 – $146 billion). Longer-term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

30    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of funding sources. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Halifax Receivables Trust (previously Hollis Receivables Term Trust II) program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority, Swiss Stock Exchange and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.

Wholesale funding sources(1)

	As at July 31, 2018
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$2,188	$388	$110	$134	$236	$3,056	$22	$158	$18	$3,254
Bearer deposit notes, commercial paper and certificate of deposits	7,390	19,244	20,160	13,791	6,121	66,706	4,162	690	23	71,581
Asset-backed commercial paper(3)	2,106	3,559	1,012	–	–	6,677	–	–	–	6,677
Medium term notes and deposit notes(4)	960	6,081	2,704	3,838	6,033	19,616	13,806	38,102	16,057	87,581
Asset-backed securities	–	1	1	110	500	612	1,653	1,379	299	3,943
Covered bonds	683	–	2,965	1,521	–	5,169	6,299	14,284	1,807	27,559
Mortgage securitization(5)	–	310	983	316	567	2,176	2,543	12,054	4,825	21,598
Subordinated debt(6)	–	–	–	–	–	–	–	261	6,738	6,999
Total wholesale funding sources	$13,327	$29,583	$27,935	$19,710	$13,457	$104,012	$28,485	$66,928	$29,767	$229,192

Of Which:
Unsecured funding	$10,538	$25,713	$22,974	$17,763	$12,390	$89,378	$17,990	$39,211	$22,836	$169,415
Secured funding	2,789	3,870	4,961	1,947	1,067	14,634	10,495	27,717	6,931	59,777
	As at October 31, 2017
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$2,740	$471	$405	$264	$110	$3,990	$205	$153	$–	$4,348
Bearer deposit notes, commercial paper and certificate of deposits	7,699	12,227	22,351	12,740	7,557	62,574	5,685	495	12	68,766
Asset-backed commercial paper(3)	1,885	4,233	981	–	–	7,099	–	–	–	7,099
Medium term notes and deposit notes(4)	24	3,621	8,480	5,469	6,378	23,972	13,024	32,927	10,453	80,376
Asset-backed securities	–	1	–	1,162	215	1,378	822	1,975	351	4,526
Covered bonds	2,821	–	–	13	686	3,520	6,378	14,719	1,410	26,027
Mortgage securitization(5)	–	569	666	556	310	2,101	2,158	10,522	4,943	19,724
Subordinated debt(6)	–	–	–	–	–	–	–	181	7,022	7,203
Total wholesale funding sources	$15,169	$21,122	$32,883	$20,204	$15,256	$104,634	$28,272	$60,972	$24,191	$218,069

Of Which:
Unsecured funding	$10,463	$16,319	$31,236	$18,474	$14,045	$90,537	$18,914	$33,755	$17,487	$160,693
Secured funding	4,706	4,803	1,647	1,730	1,211	14,097	9,358	27,217	6,704	57,376
(1)	Wholesale funding sources exclude repo transactions and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Includes Structured notes issued to institutional investors.
(5)

Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(6)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Scotiabank Third Quarter Report 2018    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $182 billion as at July 31, 2018 (October 31, 2017 – $180 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at July 31, 2018, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at July 31, 2018
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$44,704	$825	$315	$125	$116	$362	$793	$286	$8,124		$55,650
Trading assets	3,863	3,837	5,907	2,775	3,230	7,533	11,495	17,627	36,614		92,881
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	15	–	–	–		15
Securities purchased under resale agreements and securities borrowed	66,042	14,007	3,267	866	365	52	–	–	–		84,599
Derivative financial instruments	3,081	2,868	2,357	2,115	1,698	5,442	6,315	11,115	–		34,991
Investment securities – FVOCI	3,994	4,597	3,917	2,158	3,703	16,530	13,185	3,943	1,261		53,288
Investment securities – amortized cost	86	212	1,768	1,152	1,455	4,535	10,432	799	–		20,439
Investment securities – FVTPL	–	–	–	–	–	–	–	–	489		489
Loans	33,361	28,586	31,955	25,478	28,652	91,098	215,003	36,945	57,519		548,597
Residential mortgages	8,475	6,342	9,155	9,046	12,439	53,199	128,739	24,363	1,835	(1)	253,593
Personal loans	4,294	2,603	3,807	3,383	3,356	11,840	22,587	5,605	37,843		95,318
Credit cards	–	–	–	–	–	–	–	–	16,629		16,629
Business and government	20,592	19,641	18,993	13,049	12,857	26,059	63,677	6,977	6,535	(2)	188,380
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,323)		(5,323)
Customers’ liabilities under acceptances	16,085	2,306	354	153	49	–	–	–	–		18,947
Other assets	–	–	–	–	–	–	–	–	36,807		36,807
Total assets(3)	$171,216	$57,238	$49,840	$34,822	$39,268	$125,567	$257,223	$70,715	$140,814		$946,703

Liabilities and equity
Deposits	$58,376	$59,839	$47,613	$36,581	$27,735	$46,722	$75,926	$18,494	$282,896		$654,182
Personal	8,653	7,380	11,466	11,408	9,172	13,357	12,756	130	136,278		210,600
Non-personal	49,723	52,459	36,147	25,173	18,563	33,365	63,170	18,364	146,618		443,582
Financial instruments designated at fair value through profit or loss	22	50	77	325	347	3,705	1,422	1,704	–		7,652
Acceptances	16,093	2,306	354	153	49	–	–	–	–		18,955
Obligations related to securities sold short	146	140	157	127	305	3,192	7,292	8,353	8,256		27,968
Derivative financial instruments	2,520	3,026	1,213	2,080	1,716	5,306	7,580	11,337	–		34,778
Obligations related to securities sold under repurchase agreements and securities lent	75,736	5,556	414	–	–	–	–	–	–		81,706
Subordinated debentures	–	–	–	–	–	–	–	5,687	–		5,687
Other liabilities	1,656	1,416	488	395	157	1,130	4,077	4,285	34,837		48,441
Total equity	–	–	–	–	–	–	–	–	67,334		67,334
Total liabilities and equity(3)	$154,549	$72,333	$50,316	$39,661	$30,309	$60,055	$96,297	$49,860	$393,323		$946,703

Off-balance sheet commitments
Operating leases	$33	$67	$99	$97	$95	$351	$750	$758	$–		$2,250
Credit commitments(4)	2,322	10,755	12,503	13,513	21,770	24,640	93,574	17,722	–		196,799
Financial guarantees(5)	–	–	–	–	–	–	–	–	37,769		37,769
Outsourcing obligations	19	37	52	52	52	206	249	–	1		668
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes $20 billion of loans and $13 billion of deposits related to the BBVA Chile acquisition. Maturity profiles for these items have been estimated.
(4)	Includes the undrawn component of committed credit and liquidity facilities.
(5)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

32    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2017
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$51,646	$894	$395	$175	$159	$396	$514	$290	$10,911		$65,380
Trading assets	5,484	5,106	3,275	2,740	2,224	5,272	14,816	17,776	41,771		98,464
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	13	–	–	–		13
Securities purchased under resale agreements and securities borrowed	73,346	16,966	3,732	1,087	188	–	–	–	–		95,319
Derivative financial instruments	3,544	4,558	2,084	1,418	1,274	4,303	8,375	9,808	–		35,364
Investment securities – available-for-sale	3,094	5,645	4,495	2,170	2,131	6,506	18,098	7,054	1,311		50,504
Investment securities – held-to-maturity	739	779	1,052	1,193	123	5,847	8,923	109	–		18,765
Loans	28,840	25,032	28,778	29,291	27,197	74,303	209,229	28,667	53,032		504,369
Residential mortgages	3,072	4,065	9,542	15,700	13,083	42,460	129,448	18,017	1,529	(1)	236,916
Personal loans	3,980	2,309	3,124	3,322	3,217	10,899	20,601	5,293	36,482		89,227
Credit cards	–	–	–	–	–	–	–	–	14,104		14,104
Business and government	21,788	18,658	16,112	10,269	10,897	20,944	59,180	5,357	5,244	(2)	168,449
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,327)		(4,327)
Customers’ liabilities under acceptances	10,875	2,399	254	22	10	–	–	–	–		13,560
Other assets	–	–	–	–	–	–	–	–	33,535		33,535
Total assets	$177,568	$61,379	$44,065	$38,096	$33,306	$96,640	$259,955	$63,704	$140,560		$915,273

Liabilities and equity
Deposits	$56,154	$48,037	$49,107	$30,938	$26,373	$44,735	$73,099	$16,037	$280,887		$625,367
Personal	7,058	7,247	8,500	7,840	7,862	13,223	13,741	393	134,166		200,030
Non-personal	49,096	40,790	40,607	23,098	18,511	31,512	59,358	15,644	146,721		425,337
Financial instruments designated at fair value through profit or loss	–	3	5	118	133	543	2,882	979	–		4,663
Acceptances	10,875	2,399	254	22	10	–	–	–	–		13,560
Obligations related to securities sold short	336	167	97	148	1,057	3,354	9,229	9,935	6,443		30,766
Derivative financial instruments	2,810	3,348	1,786	1,258	1,347	3,056	11,534	9,061	–		34,200
Obligations related to securities sold under repurchase agreements and securities lent	85,636	8,452	1,524	229	2	–	–	–	–		95,843
Subordinated debentures	–	–	–	–	–	–	–	5,935	–		5,935
Other liabilities	1,419	1,076	440	824	187	1,369	3,223	4,314	30,462		43,314
Total equity	–	–	–	–	–	–	–	–	61,625		61,625
Total liabilities and equity	$157,230	$63,482	$53,213	$33,537	$29,109	$53,057	$99,967	$46,261	$379,417		$915,273

Off-balance sheet commitments
Operating leases	$30	$60	$88	$87	$84	$311	$656	$593	$–		$1,909
Credit commitments(3)	4,661	5,913	12,862	18,293	17,254	24,091	97,773	4,819	–		185,666
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,344		36,344
Outsourcing obligations	19	37	54	53	53	207	517	–	1		941
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and is rated AA by DBRS, Aa2 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). All four credit rating agencies have a stable outlook on the Bank. On July 16, 2018, Moody’s upgraded the Bank’s long-term ratings by two-notches to Aa2 from A1 and changed the trend to stable from negative (on the Bank’s Long-Term Issuer Ratings, Senior Debt Ratings and Deposit Ratings), following the finalization of Canada’s impending bail-in regime.

Scotiabank Third Quarter Report 2018    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management

We continue to manage our capital in accordance with the capital management framework as described on pages 43 to 53 of the Bank’s 2017 Annual Report.

Domestic Stability Buffer

In June 2018, in order to provide increased transparency to the market, OSFI clarified its additional requirement for its Domestic Stability Buffer, currently held by Domestic Systemically Important Banks (D-SIBs) as a Pillar 2 buffer requirement.

The Domestic Stability Buffer is not a Pillar 1 buffer. Breaches will not result in banks being subject to automatic constraints on capital distributions. If a D-SIB breaches the buffer (i.e. dips into the buffer when it has not been released), OSFI will require a remediation plan. Supervisory interventions pursuant to OSFI’s Guide to Intervention would occur in cases where a remediation plan is not produced or executed in a timely manner satisfactory to OSFI.

As noted on page 44 of the Bank’s 2017 Annual Report, OSFI’s minimum Pillar 1 capital ratio requirements, including the D-SIB 1% surcharge, are 8.0%, 9.5% and 11.5% for Common Equity Tier 1, Tier 1 and Total capital ratios, respectively. The Domestic Stability Buffer will range between 0 and 2.5% of a bank’s total risk-weighted assets (RWA). OSFI will undertake a review of the buffer on a semi-annual basis, in June and December, and any changes to the buffer will be made public, along with supporting rationale. In exceptional circumstances, OSFI may make and announce adjustments to the buffer in-between scheduled review dates. The first review will occur in December 2018. OSFI’s Domestic Stability Buffer is presently set at 1.5% of total RWA.

Basel II regulatory capital floor

As noted in prior quarters, OSFI replaced the Basel I regulatory capital floor with a capital floor based on the Basel II standardized approach for credit risk, effective Q2 2018. Revised capital floor requirements also include risk-weighted assets for market risk and CVA. Under this new Basel II regulatory capital floor requirement, the Bank does not have a capital floor add-on as at Q3 2018.

There were no other changes to OSFI requirements this quarter.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
	July 31 2018	April 30 2018	October 31 2017
($ millions)	All-in	All-in	All-in
Common Equity Tier 1 capital	$46,777	$45,025	$43,352
Tier 1 capital	52,540	50,708	49,473
Total regulatory capital	59,837	57,716	56,113
CET1 risk-weighted assets(1)(2)	$411,426	$375,901	$376,379
Tier 1 risk-weighted assets(1)(2)	411,604	376,042	376,379
Total risk-weighted assets(1)(2)	411,783	376,183	376,379
Capital ratios (%):
Common Equity Tier 1 capital ratio	11.4	12.0	11.5
Tier 1 capital ratio	12.8	13.5	13.1
Total capital ratio	14.5	15.3	14.9
Leverage:
Leverage exposures	$1,071,975	$1,060,648	$1,052,891
Leverage ratio (%)	4.9	4.8	4.7
(1)

CVA risk-weighted assets were calculated using scalars of 0.80, 0.83 and 0.86 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2018 (October 31, 2017 – scalars of 0.72, 0.77 and 0.81).

(2)

As at July 31, 2018 and April 30, 2018, the Bank does not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA (as at October 31, 2017: $12.8 billion, $12.6 billion and $12.4 billion, respectively).

The Bank’s Common Equity Tier 1 capital ratio was 11.4%, decreasing by approximately 60 basis points during the quarter, primarily from the acquisitions of BBVA Chile, Jarislowsky Fraser, and the operations of Citibank Colombia, partly offset by the common share issuance during the quarter.

The Bank’s Tier 1 and Total capital ratios were 12.8% and 14.5%, respectively, also declining during the quarter due to the above impacts to the CET 1 capital ratio.

As at July 31, 2018, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $46.8 billion, as at July 31, 2018, an increase of approximately $1.8 billion during the quarter, primarily due to common share issuances of $2.6 billion mainly in support of the Bank’s acquisitions, strong internal capital generation of $0.9 billion, and higher non-controlling interest regulatory capital of $0.7 billion, partly offset by higher regulatory capital deductions of $2.5 billion, primarily from increased acquisition-related goodwill and intangibles.

Risk-weighted assets

CET1 risk-weighted assets (RWA) increased by $35.5 billion or 9.5% during the quarter to $411.4 billion, due primarily to acquisitions which closed during the quarter, and growth in business and retail lending, mortgages and market risk RWA.

Common shares issued

On June 8, 2018, the Bank completed its public offering of 22,655,000 common shares, at a price of $76.15 per common share. As a result of the public offering, the Bank recorded an increase to equity – common shares of $1,696 million, net of transaction costs of $29 million. The Bank expects to use the proceeds of the public offering to partially fund the announced acquisition of MD Financial Management. Refer to Note 23 for additional details.

34    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

On May 1, 2018, the Bank issued 11,133,141 common shares at a price of $78.86 per common share in connection with the acquisition of Jarislowsky Fraser. As a result of the issuance, the Bank recorded an increase to equity – common shares of $878 million. Refer to Note 23 for additional details.

Normal Course Issuer Bid

On May 29, 2018, the Bank announced that OSFI and TSX approved a normal course issuer bid (the “2018 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2018 NCIB will terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2018 NCIB, (ii) the Bank providing a notice of termination, or (iii) June 3, 2019. On a quarterly basis, the Bank will notify OSFI prior to making purchases. Under the 2018 NCIB, as at July 31, 2018, the Bank has cumulatively repurchased and cancelled approximately 0.98 million common shares at an average price of $75.53 per share.

On May 30, 2017, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2017 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. This 2017 NCIB terminated on June 1, 2018. Under the 2017 NCIB, the Bank cumulatively repurchased and cancelled approximately 6.25 million common shares at an average price of $76.41 per share.

During the nine months ended July 31, 2018, the Bank repurchased and cancelled approximately 3.23 million common shares at a volume weighted average price of $78.10 per share for a total amount of $252 million. Approximately 2 million of the common shares purchased were pursuant to a private agreement with an arm’s length third party seller and at a discount to the prevailing market price of the Bank’s common shares on the TSX at the time of the purchases.

Common dividend

The Board of Directors, at its meeting on August 27, 2018, approved a dividend of 85 cents per share. This quarterly dividend is payable to shareholders of record as of October 2, 2018 on October  29, 2018.

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 22. The methods of determining the fair value of financial instruments are detailed on page 150 of the Bank’s 2017 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 70 of the Bank’s 2017 Annual Report).

Total derivative notional amounts were $5,275 billion as at July 31, 2018, compared to $5,420 billion as at April 30, 2018 (October 31, 2017 – $4,547 billion). The quarterly change was primarily due to a decrease in the volume of interest rate contracts, partially offset by an increase from the Bank’s acquisitions. The total notional amount of over-the-counter derivatives was $5,007 billion compared to $5,126 billion as at April 30, 2018 (October 31, 2017 – $4,265 billion), of which $3,289 billion was settled through central counterparties as at July 31, 2018 (April 30, 2018 – $3,538 billion; October 31, 2017 – $2,693 billion). The credit equivalent amount, after taking master netting arrangements into account, was $29.1 billion, compared to $32.3 billion at April 30, 2018. The decrease was due to an overall decrease in the volume of interest rate and foreign exchange derivative contracts.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 57 of the Bank’s 2017 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Securitizations

In March 2018, the Bank securitized $841 million of its Canadian credit card receivables (receivables) on a revolving basis through Trillium Credit Card Trust II (Trillium), a Bank-sponsored consolidated structured entity. Trillium issued Series 2018-1 Class A notes to third-party investors and subordinated notes to the Bank, and the proceeds of such issuances were used to purchase a co-ownership interest in the receivables originated by the Bank. Recourse of the noteholders is limited to the purchased co-ownership interest. The sale of such co-ownership interest did not qualify for derecognition, and therefore the receivables continue to be recognized on the Consolidated Statement of Financial Position. The Series 2018-1 subordinated notes issued by Trillium and held by the Bank of $67 million are eliminated on consolidation.

In May 2018, the Bank securitized $739 million of its Canadian auto loan receivables through Securitized Term Auto Receivables Trust 2018-1 (START), a Bank-sponsored consolidated structured entity. START issued series 2018-1 Class A notes to third-party investors and subordinated notes to the Bank, and the proceeds of such issuances are used to purchase a discrete pool of retail indirect auto loan receivables from the Bank on a fully serviced basis. Recourse of the noteholders is limited to the securitized loan receivables. The sale of such co-ownership interest did not qualify for derecognition and therefore the receivables continue to be recognized on the Consolidated Statement of Financial Position. The Series 2018-1 subordinated notes issued by START and held by the Bank of $44 million are eliminated upon consolidation.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 53 to 55 of the Bank’s 2017 Annual Report.

Scotiabank Third Quarter Report 2018    35

MANAGEMENT’S DISCUSSION & ANALYSIS

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.3 billion as at July 31, 2018 (October 31, 2017 – $5.0 billion). As at July 31, 2018, total commercial paper outstanding for these conduits was $3.4 billion (October 31, 2017 – $3.1 billion). Funded assets purchased and held by these conduits as at July 31, 2018, as reflected at original cost, were $3.4 billion (October 31, 2017 – $3.1 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2017.

Other off-balance sheet arrangements

Guarantees and other indirect commitments increased by 9% from October 31, 2017. The increase is due to higher volumes in undrawn loan commitments and securities lending activities. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest income – banking were $144 million for the three months ended July 31, 2018, compared to $138 million in the previous quarter.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, including Basel III capital and liquidity requirements, over-the-counter derivatives reform, consumer protection measures and cybersecurity, in order to ensure that control and business units are responsive on a timely basis and business impacts, if any, are minimized.

Bank Recapitalization (Bail-In) Regime and Total Loss Absorbing Capacity (TLAC)

On June 22, 2016, legislation came into force amending the Bank Act (Canada) (the “Bank Act”) and the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and certain other federal statutes pertaining to banks to create a bail-in regime for Canada’s domestic systemically important banks, which include the Bank. On April 18, 2018, the Government of Canada published regulations under the CDIC Act and the Bank Act providing the final details of conversion, issuance and compensation regimes for bail-in instruments issued by domestic systemically important banks, including the Bank (collectively, the “Bail-In Regulations”). Pursuant to the CDIC Act, in circumstances where the Superintendent of Financial Institutions has determined that the Bank has ceased, or is about to cease, to be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing CDIC to convert all or a portion of certain shares and liabilities of the Bank into common shares of the Bank (a “Bail-In Conversion”).

The Bail-In Regulations prescribe the types of shares and liabilities that will be subject to a Bail-In Conversion. In general, any senior debt with an initial or amended term to maturity (including explicit or embedded options) greater than 400 days, that is unsecured or partially secured and has been assigned a CUSIP or ISIN or similar identification number would be subject to a Bail-In Conversion. Shares, other than common shares, and subordinated debt would also be subject to a Bail-In Conversion, unless they are non-viability contingent capital. Notwithstanding the above, any shares and liabilities issued before the date the Bail-In Regulations come into force, would not be subject to a Bail-In Conversion, unless, in the case of a liability, the terms of such liability are, on or after that day, amended to increase its principal amount or to extend its term to maturity and the liability, as amended, meets the requirements to be subject to a Bail-In Conversion.

The Bank Recapitalization (Bail-in) Conversion Regulations and the Bank Recapitalization (Bail-in) Issuance Regulations will come into force on September 23, 2018, and the Compensation Regulations came into force on March 26, 2018.

In conjunction with the publication of the Bail-In Regulations, OSFI issued guidelines on Total Loss Absorbing Capacity (TLAC), which will apply to Canada’s D-SIBs as part of the Federal Government’s bail-in regime. The standards are intended to address the sufficiency of a systemically important bank’s loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital, and other TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guideline. As the Bank has been designated a D-SIB, minimum TLAC ratio requirements of 21.5% of risk-weighted assets (plus Domestic Stability Buffer requirement) and 6.75% of leverage ratio exposures will be effective November 2021. The Bank does not anticipate any challenges in meeting the proposed TLAC requirements.

Further to OSFI’s issuance of the TLAC guidelines, in April 2018, OSFI revised its Capital Adequacy Requirements (CAR) guideline to implement the amendments to Basel III finalized by the Basel Committee on Banking Supervision (BCBS) in October 2016 in respect of holdings of Other TLAC (Total Loss Absorbing Capacity) instruments issued by global systemically important banks (G-SIBs) that qualify towards their TLAC requirements and instruments ranking pari passu with those instruments.

The BCBS regulatory capital treatment in respect of holdings of Other TLAC aims to reduce a significant source of contagion in the banking system. OSFI has further determined that it is appropriate to extend the Basel III treatment to holdings of Other TLAC instruments issued by Canadian D-SIBs. The regulatory adjustments relating to holdings of Other TLAC instruments apply from Q1 2019.

Over-The-Counter Derivatives Reform

G20 jurisdictions continue to implement new regulations as part of the OTC derivatives regulatory reform program. Margin requirements for non-centrally cleared derivatives have been adopted in a number of jurisdictions, including Canada, Europe, Asia and the United States. Margin rules will require the exchange of variation margin and initial margin, both of which are designed to secure performance on non-centrally cleared derivatives transactions between covered entities. We have been operating under the variation margin rules since March 1, 2017, and will be subject to initial margin rules beginning September 1, 2019. In a number of jurisdictions, OTC derivatives transactions must now be reported to designated trade repositories, while further clearing, registration, execution and business conduct regulations continue to be implemented. The Bank is preparing for the upcoming implementation of the initial margin rules.

Volcker Rule

U.S. regulators have published for comment proposed changes to the Volcker Rule regulations. The proposed changes are generally focused on the proprietary trading and compliance program provisions of the Volcker Rule regulations. The proposal, which requests a number of comments, and appears favorable in some areas, is not expected to materially change the Bank’s obligations under the Volcker Rule.

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MANAGEMENT’S DISCUSSION & ANALYSIS

United Kingdom and European Regulatory Reform

The U.K. is in negotiations to exit the E.U. Until those negotiations are concluded and the resulting changes are implemented, the U.K. will remain an E.U. Member State, subject to all E.U. legislation. The U.K.’s exit from the E.U. may result in significant changes in law(s), which may impact the Bank’s business, financial condition and/or results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the U.K. and elsewhere in Europe and is developing and revising its contingency plans accordingly.

Cybersecurity and Privacy Developments in Canada, Europe and the U.S.

On November 1, 2018, changes to Canada’s Personal Information Protection and Electronic Documents Act (PIPEDA) will come into force. The changes will require domestic and foreign organizations, such as the Bank, subject to PIPEDA to: (a) notify individuals about privacy breaches; (b) report privacy breaches to the Office of the Privacy Commissioner of Canada and others in certain circumstances; and (c) keep certain records of privacy breaches. The impact to the Bank from these changes is not expected to be significant.

The E.U. General Data Protection Regulation (GDPR) became effective on May 25, 2018. The GDPR replaces the previous E.U. Data Protection Directive and is designed to harmonize data privacy laws across Europe. The GDPR changes data governance and protection requirements as well as disclosure requirements in respect of data breaches.

The New York Department of Financial Services (NY DFS) cybersecurity requirements took effect on March 1, 2017 and apply to The Bank of Nova Scotia, New York Agency. Entities subject to NY DFS requirements must maintain a cybersecurity program that meets various compliance requirements, including: conducting periodic risk assessments; implementing policies and procedures; monitoring and testing, encryption of non-public information; use of multifactor authentication, among others, which are phased-in during the two year period of the effective date. By February 15, 2018, and annually thereafter, applicable entities must certify compliance with the requirements. The Bank is in compliance in all material respects with the existing NY DFS requirements and expects to comply with the additional NY DFS requirements by the established dates.

Regulatory Initiatives Impacting Financial Services in Canada

The federal government plans to introduce this year a comprehensive consumer protection framework into the Bank Act which will afford additional protections to consumers and will also enhance the mandate and powers of the Financial Consumer Agency of Canada, which is the consumer protection regulator for federally regulated entities. In addition, federal regulatory agencies continue to review sales practices at Canadian banks, and will continue to report to the government on these issues.

Provincial consumer protection initiatives are also being monitored to assess their possible implications from a financial services perspective.

The federal government introduced legislative amendments in the 2018 Budget Implementation Act which are designed to provide greater flexibility for financial institutions to undertake and leverage broader financial technology activities and investments. Specifically, banks will be afforded greater flexibility in regard to referrals/networking, identification, authentication and verification services, permitted investments, and the ability to engage in certain financial technology activities without ministerial consent.

The relevant amendments to the Bank Act itself were given royal assent on June 21, 2018, although the pursuant regulations are not yet drafted, and are likely to be subject to a series of consultations before their final publication.

Canadian Housing Market and Consumer Debt

A number of changes have been introduced by the federal and provincial governments to address concerns about high levels of household debt and the housing market. These changes include a revised Guideline B-20 – Residential Mortgage Underwriting and Procedures that came into effect on January 1, 2018. The Guideline reinforced OSFI’s expectation that federally regulated mortgage lenders remain vigilant in their mortgage underwriting practices and introduced a number of new measures in this regard, including a minimum qualifying rate for prospective borrowers of uninsured mortgages.

Basel Committee on Banking Supervision – Finalized Basel III reforms

In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on an output floor of 72.5% and have finalized the remaining Basel III reforms.

The final Basel III reform package includes: a revised standardized approach for credit risk; revisions to the internal ratings-based approach for credit risk; revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach; a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches; revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their RWAs based on these standardized approaches. Implementation of the new Basel III standards will be required in 2022. This includes the Fundamental Review of the Trading Book (FRTB) rules, which represents a delay from 2020. There is a phase-in period for the 72.5% output floor from January 1, 2022 until January 2027.

In July 2018 OSFI issued a discussion paper seeking views from interested stakeholders on its proposed policy direction and its timelines for implementation of the final Basel III reforms in Canada. OSFI supports the changes proposed within the final Basel III reforms and intends to implement them domestically, while also considering the adjustments required to recognize the unique characteristics of the Canadian market, improving risk sensitivity and providing the right incentives, while promoting the safety and soundness of deposit taking institutions in consideration of level playing field and competitiveness issues. As part of these adjustments, OSFI is considering eliminating the BCBS’ transitional provisions for the output floor, setting the output floor at 72.5% commencing the first quarter of 2022. Responses to the questions raised within the discussion paper are due to OSFI by October 19, 2018. The Bank will continue to monitor and prepare for developments impacting regulatory capital requirements.

Regulatory Capital Pillar 3 Disclosure Requirements

In February 2018 the Basel Committee on Banking Supervision (BCBS) issued an update to its Pillar 3 disclosure requirements framework, as the third phase of the Committee’s disclosure project, which builds on the first and second phases, published by the Committee in January 2015 and March 2017, respectively. The third phase is primarily to address changes in disclosure requirements from the Basel III reforms finalized in December 2017, as well as other disclosure requirements related to asset encumbrance, capital distribution constraints, and the scope of disclosure requirements across resolution groups.

Scotiabank Third Quarter Report 2018    37

MANAGEMENT’S DISCUSSION & ANALYSIS

In April 2017, OSFI issued its disclosure guideline for the Committee’s first phase of the revised Pillar 3 disclosure requirements, indicating that all domestic systemically important banks are expected to implement these requirements by their reporting period ending October 31, 2018. OSFI’s disclosure guidelines for the implementation of the second and third phases of the Committee’s disclosure project are awaited.

In May 2018, OSFI issued its disclosure guidelines on Total Loss Absorbing Capacity (TLAC) Disclosure Requirements and Capital Disclosure Requirements (formerly the advisory entitled Public Capital Disclosure Requirements related to Basel III Pillar 3). Together, these guidelines are a key element of a TLAC regime designed to ensure Canada’s largest banks maintain a minimum capacity to absorb losses and enhance stability within the financial sector. These disclosure guidelines are effective for quarterly reporting commencing the first quarter of 2019.

Regulatory Developments Relating to Liquidity

The Net Stable Funding Ratio (NSFR) is expected to become a minimum standard in OSFI’s liquidity framework. The NSFR is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. OSFI has extended the targeted implementation timeline of the NSFR to January 2020.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2017 as described in Note 3 of the Bank’s 2017 annual consolidated financial statements, except for changes relating to IFRS 9 discussed in Note 3 and 4 of the condensed interim consolidated financial statements.

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2017 Annual Report, other than the Conceptual Framework.

Conceptual Framework

On March 29, 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Framework) that is effective for the Bank beginning November 1, 2020. The Framework itself is not a standard, and does not override existing standards. It is used by the IASB in developing accounting standards. The Bank is currently assessing the impact of the revisions.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended July 31, 2018, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting. The Bank adopted IFRS 9, Financial Instruments effective November 1, 2017 and as a result, has updated and modified certain internal controls over financial reporting. Refer to Note 3 of the condensed interim consolidated financial statements for further information on changes to accounting policies and Note 4 regarding the transition impact on adoption of IFRS 9.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2017 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

Global growth remains strong as trade generally continues to facilitate mutually-reinforcing expansion across much of the world. Trade policy risks continue, but the global economy remains sufficiently robust to deal with reasonably small trade tensions such as the tariffs on steel and aluminum. Rationality is expected to prevail and prevent an escalation of trade tensions.

The Canadian economy remains in good shape, with growth of 2.2% expected in 2018. The sources of Canadian growth appear to be evolving toward a more sustainable mix with a lighter emphasis on household consumption and real estate, and a greater contribution from investment and trade that could help increase productivity. Aggregate growth could still surprise to the upside if current trade tensions are resolved more quickly than projected and competitiveness concerns begin to be addressed. Canadian interest rates will likely continue to rise, with the Bank of Canada rate expected to reach 2.50% by April 2019.

Over the last year, the US economy has experienced a combination of moderate growth, modest inflation, and gradually rising interest rates. The US economy has been in a favourable period of benign data and policy that have allowed the current eight-and-a-half-year run of uninterrupted growth to become the second longest US expansion in history in June. The expansion is expected to become the longest on record in July 2019, but the current policy mix in the US clouds expectations beyond that point. Against this background, the Federal Reserve will continue to adjust its policy settings, with rates expected to rise to 3% by end-2019.

A key challenge facing emerging markets this year is the transition to a more conservative stance on the part of the Federal Reserve, amplified in some countries by tensions with the United States. The countries of the Pacific Alliance have been generally insulated from these movements. Growth prospects are improving in all these countries, as economic activity is expected to accelerate relative to last year. This is most true in Chile and Peru, where the rise in commodity prices and a new political administration are leading to large increases in growth rates relative to 2017. In Colombia, high oil prices are providing a strong impulse to business investment, which will be further strengthened as confidence in the new administration takes hold. Strengthening business activity will add to already solid household spending. In Mexico, the domestic economy remains strong, and activity continues to benefit from robust growth in the US and the rest of the world. The political transition is key to Mexican prospects. The AMLO administration will likely maintain the general thrust of economic policies of the previous government, but there are risks of a more dramatic shift in orientation.

38    Scotiabank Third Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at July 31, 2018	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion feature
Common shares(2)		$18,291,613		$0.85		1,231,731	n/a
Preferred shares
Preferred shares Series 20(3)		201		0.225625		8,039	Series 21
Preferred shares Series 21(3)		149		0.187403		5,961	Series 20
Preferred shares Series 22(3)		234		0.239375		9,377	Series 23
Preferred shares Series 23(3)		66		0.198745		2,623	Series 22
Preferred shares Series 30(3)		154		0.113750		6,143	Series 31
Preferred shares Series 31(3)		111		0.143293		4,457	Series 30
Preferred shares Series 32(3)		279		0.128938		11,162	Series 33
Preferred shares Series 33(3)		130		0.164718		5,184	Series 32
Preferred shares Series 34(3)(4)		350		0.343750		14,000	Series 35
Preferred shares Series 36(3)(4)		500		0.343750		20,000	Series 37
Preferred shares Series 38(3)(4)		500		0.303125		20,000	Series 39

Additional Tier 1 securities	Amount ($ millions)		Distribution		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(5)		$750		$28.25		5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(5)		650		39.01		7.802	650
Subordinated additional Tier 1 capital securities (NVCC)(4)(6)	US$	1250	US$	23.25		4.650	1,250

NVCC Subordinated debentures(4)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027						$1,250	2.58
Subordinated debentures due December 2025						750	3.37
Subordinated debentures due December 2025					US$	1,250	4.50

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)(7)							14,455
(1)

Dividends on common shares are paid quarterly, if and when declared. Dividends declared as at August 28, 2018. The Board of Directors, at its meeting on August 27, 2018, approved a dividend of 85 cents per share payable to shareholders of record as of October 2, 2018 on October 29, 2018.

(2)	As at August 17, 2018, the number of outstanding common shares and options were 1,231,736 thousand and 14,446 thousand, respectively.
(3)

These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2017 Annual Report for further details.

(4)

These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2017 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 20), NVCC Subordinated additional Tier 1 capital securities (Note 23) and NVCC Preferred Shares (Note 23). The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital securities, and NVCC preferred shares as at July 31, 2018 would be 1,764 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(5)	These securities have exchange features. Refer to Table 26 in the Bank’s 2017 Annual Report for further details.
(6)	Semi-annual distributions are recorded in the second and fourth fiscal quarters, if and when paid.
(7)	Included are 5,900 stock options with tandem stock appreciation rights (Tandem SAR) features.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 20, 23 and 25 of the Bank’s consolidated financial statements in the 2017 Annual Report.

Scotiabank Third Quarter Report 2018    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

41	Condensed Interim Consolidated Financial Statements
46	Notes to the Condensed Interim Consolidated Financial Statements
	46	Note 1 - Reporting entity
	46	Note 2 - Basis of preparation
	46	Note 3 - Significant accounting policies
	51	Note 4 - Transition to IFRS 9
	53	Note 5 - Future accounting developments
	53	Note 6 - Cash and deposits with financial institutions
	53	Note 7 - Investment securities
	55	Note 8 - Loans, impaired loans and allowance for credit losses
	62	Note 9 - Derecognition of financial assets
	63	Note 10 - Investments in associates
	63	Note 11 - Deposits

64	Note 12 - Capital and financing transactions
65	Note 13 - Capital management
65	Note 14 - Share-based payments
65	Note 15 - Employee benefits
66	Note 16 - Operating segments
68	Note 17 - Interest income
68	Note 18 - Non-interest income
68	Note 19 - Trading revenues
69	Note 20 - Earnings per share
69	Note 21 - Financial instruments
76	Note 22 - Corporate income taxes
76	Note 23 - Business combinations
77	Note 24 - Events after the Consolidated Statement of Financial Position date

40    Scotiabank Third Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2018	(1)	April 30 2018	(1)	October 31 2017
Assets
Cash and deposits with financial institutions	6	$51,891		$61,792		$59,663
Precious metals		3,759		4,005		5,717
Trading assets
Securities		77,611		81,738		78,652
Loans		14,930		16,399		17,312
Other		340		1,518		2,500
		92,881		99,655		98,464
Financial instruments designated at fair value through profit or loss		15		13		13
Securities purchased under resale agreements and securities borrowed		84,599		84,175		95,319
Derivative financial instruments		34,991		33,949		35,364
Investment securities	7	74,216		74,220		69,269
Loans
Residential mortgages	8	253,593		242,760		236,916
Personal loans	8	95,318		90,855		89,227
Credit cards	8	16,629		15,109		14,104
Business and government	8	188,380		174,123		168,449
		553,920		522,847		508,696
Allowance for credit losses	8(c)	5,323		4,929		4,327
		548,597		517,918		504,369
Other
Customers’ liability under acceptances, net of allowance		18,947		17,074		13,560
Property and equipment		2,597		2,390		2,381
Investments in associates	10	4,703		4,806		4,586
Goodwill and other intangible assets		14,890		12,273		12,106
Deferred tax assets		1,957		1,787		1,713
Other assets		12,660		12,253		12,749
		55,754		50,583		47,095
Total assets		$946,703		$926,310		$915,273
Liabilities
Deposits
Personal	11	$210,600		$203,922		$200,030
Business and government	11	401,643		393,761		384,988
Financial institutions	11	41,939		42,960		40,349
		654,182		640,643		625,367
Financial instruments designated at fair value through profit or loss		7,652		6,575		4,663
Other
Acceptances		18,955		17,079		13,560
Obligations related to securities sold short		27,968		29,050		30,766
Derivative financial instruments		34,778		32,010		34,200
Obligations related to securities sold under repurchase agreements and securities lent		81,706		90,888		95,843
Subordinated debentures	12	5,687		5,667		5,935
Other liabilities		48,441		41,263		43,314
		217,535		215,957		223,618
Total liabilities		879,369		863,175		853,648
Equity
Common equity
Common shares	12	18,292		15,711		15,644
Retained earnings		40,652		39,766		38,117
Accumulated other comprehensive income		1,646		1,676		1,577
Other reserves		162		108		116
Total common equity		60,752		57,261		55,454
Preferred shares and other equity instruments	12	4,234		4,234		4,579
Total equity attributable to equity holders of the Bank		64,986		61,495		60,033
Non-controlling interests in subsidiaries		2,348		1,640		1,592
Total equity		67,334		63,135		61,625
Total liabilities and equity		$946,703		$926,310		$915,273
(1)	The amounts for the periods ended July 31, 2018 and April 30, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2018    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2018	April 30 2018	July 31 2017	July 31 2018	July 31 2017
Revenue Interest income(1)
Loans		$6,332	$5,979	$5,545	$18,114	$16,091
Securities		446	438	350	1,283	1,040
Securities purchased under resale agreements and securities borrowed		118	101	70	317	197
Deposits with financial institutions		235	217	153	633	352
	17	7,131	6,735	6,118	20,347	17,680
Interest expense
Deposits		2,735	2,490	2,005	7,481	5,705
Subordinated debentures		55	52	59	159	175
Other		256	243	221	736	596
		3,046	2,785	2,285	8,376	6,476
Net interest income		4,085	3,950	3,833	11,971	11,204
Non-interest income(1)
Banking	18	987	952	982	2,920	2,898
Wealth management	18	838	797	847	2,466	2,543
Underwriting and other advisory		145	118	150	411	433
Non-trading foreign exchange		158	158	131	464	421
Trading revenues(2)	19	305	358	279	1,050	849
Net gain on sale of investment securities		35	66	84	136	251
Net income from investments in associated corporations		126	154	113	390	310
Insurance underwriting income, net of claims		158	190	163	517	476
Other fees and commissions(2)		206	203	205	613	647
Other(2)		138	112	107	389	311
		3,096	3,108	3,061	9,356	9,139
Total revenue		7,181	7,058	6,894	21,327	20,343
Provision for credit losses(1)		943	534	573	2,021	1,713
		6,238	6,524	6,321	19,306	18,630
Non-interest expenses
Salaries and employee benefits		1,879	1,902	1,849	5,483	5,566
Premises and technology		637	636	618	1,882	1,815
Depreciation and amortization		212	204	191	615	566
Communications		106	113	104	324	329
Advertising and business development		130	140	144	399	405
Professional		215	210	192	611	523
Business and capital taxes		117	111	107	351	325
Other		474	410	467	1,329	1,433
		3,770	3,726	3,672	10,994	10,962
Income before taxes		2,468	2,798	2,649	8,312	7,668
Income tax expense	22	529	621	546	1,859	1,495
Net income		$1,939	$2,177	$2,103	$6,453	$6,173
Net income attributable to non-controlling interests in subsidiaries		(44)	70	58	84	183
Net income attributable to equity holders of the Bank		$1,983	$2,107	$2,045	$6,369	$5,990
Preferred shareholders and other equity instrument holders		27	65	29	122	100
Common shareholders		$1,956	$2,042	$2,016	$6,247	$5,890
Earnings per common share (in dollars)
Basic	20	$1.60	$1.70	$1.68	$5.18	$4.89
Diluted	20	1.55	1.70	1.66	5.10	4.85
Dividends paid per common share (in dollars)		0.82	0.82	0.76	2.43	2.26
(1)	The amounts for the periods ended July 31, 2018 and April 30, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	Prior year amounts have been reclassified to conform with current period presentation.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

42    Scotiabank Third Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2018	April 30 2018	July 31 2017	July 31 2018	July 31 2017
Net income	$1,939	$2,177	$2,103	$6,453	$6,173
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	43	1,813	(4,011)	346	(2,966)
Net gains (losses) on hedges of net investments in foreign operations	(203)	(694)	1,278	(227)	866
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(5)	10	(27)	(4)	(23)
Net gains (losses) on hedges of net investments in foreign operations	(56)	(183)	336	(60)	229
	(99)	1,292	(3,042)	183	(2,306)
Net change in unrealized gains (losses) on available-for-sale securities (debt and equity)(1):
Net unrealized gains (losses) on available-for-sale securities	n/a	n/a	(238)	n/a	(300)
Reclassification of net (gains) losses to net income(2)	n/a	n/a	119	n/a	256
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	n/a	n/a	(65)	n/a	(77)
Reclassification of net (gains) losses to net income	n/a	n/a	35	n/a	66
	n/a	n/a	(89)	n/a	(33)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income(1):
Net gains (losses) in fair value	(33)	(111)	n/a	(449)	n/a
Reclassification of net (gains) losses to net income	(10)	17	n/a	184	n/a
Income tax expense (benefit):
Net gains (losses) in fair value	(7)	(30)	n/a	(107)	n/a
Reclassification of net (gains) losses to net income	(2)	(2)	n/a	46	n/a
	(34)	(62)	n/a	(204)	n/a
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(801)	277	294	(323)	991
Reclassification of net (gains) losses to net income	643	(374)	(72)	(26)	(1,007)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(212)	73	79	(84)	260
Reclassification of net (gains) losses to net income	171	(99)	(22)	(7)	(266)
	(117)	(71)	165	(258)	(10)
Other comprehensive income (loss) from investments in associates	(3)	30	16	40	37
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	212	19	302	315	756
Income tax expense (benefit)	56	7	80	88	204
	156	12	222	227	552
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income(1):
Net gains (losses) in fair value	29	(29)	n/a	99	n/a
Income tax expense (benefit)	7	(1)	n/a	21	n/a
	22	(28)	n/a	78	n/a
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	30	(7)	(4)	16	(18)
Income tax expense (benefit)	9	(2)	(2)	5	(5)
	21	(5)	(2)	11	(13)
Other comprehensive income (loss) from investments in associates	–	(3)	–	(7)	1
Other comprehensive income (loss)	(54)	1,165	(2,730)	70	(1,772)
Comprehensive income (loss)	$1,885	$3,342	$(627)	$6,523	$4,401
Comprehensive income (loss) attributable to non-controlling interests	(68)	147	(97)	136	85
Comprehensive income (loss) attributable to equity holders of the Bank	1,953	3,195	(530)	6,387	4,316
Preferred shareholders and other equity instrument holders	27	65	29	122	100
Common shareholders	$1,926	$3,130	$(559)	$6,265	$4,216
(1)	The amounts for the periods ended July 31, 2018 and April 30, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	Includes amounts related to qualifying hedges.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2018    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Available- for-sale securities	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2017	$15,644	$38,117	$1,861	$(46)	$–	$–	$235	$(473)	$116	$55,454	$4,579	$60,033	$1,592	$61,625
Cumulative effect of adopting IFRS 9(3)	–	(564)	–	46	184	(179)	–	–	–	(513)	–	(513)	(97)	(610)
Balance as at November 1, 2017	15,644	37,553	1,861	–	184	(179)	235	(473)	116	54,941	4,579	59,520	1,495	61,015
Net income	–	6,247	–	–	–	–	–	–	–	6,247	122	6,369	84	6,453
Other comprehensive income (loss)	–	–	146	–	(204)	69	(257)	264	–	18	–	18	52	70
Total comprehensive income	$–	$6,247	$146	$–	$(204)	$69	$(257)	$264	$–	$6,265	$122	$6,387	$136	$6,523
Shares issued	2,692	–	–	–	–	–	–	–	(17)	2,675	–	2,675	–	2,675
Shares repurchased/redeemed	(44)	(208)	–	–	–	–	–	–	–	(252)	(345)	(597)	–	(597)
Dividends and distributions paid to equity holders	–	(2,942)	–	–	–	–	–	–	–	(2,942)	(122)	(3,064)	(80)	(3,144)
Share-based payments(4)	–	–	–	–	–	–	–	–	6	6	–	6	–	6
Other	–	2	–	–	–	–	–	–	57	59	–	59	797 (5)	856
Balance as at July 31, 2018	$18,292	$40,652	$2,007	$–	$(20)	$(110)	$(22)	$(209)	$162	$60,752	$4,234	$64,986	$2,348	$67,334

Balance as at November 1, 2016	$15,513	$34,752	$3,055	$14	$–	$–	$264	$(1,093)	$152	$52,657	$3,594	$56,251	$1,570	$57,821
Net income	–	5,890	–	–	–	–	–	–	–	5,890	100	5,990	183	6,173
Other comprehensive income (loss)	–	–	(2,201)	(38)	–	–	(11)	576	–	(1,674)	–	(1,674)	(98)	(1,772)
Total comprehensive income	$–	$5,890	$(2,201)	$(38)	$–	$–	$(11)	$576	$–	$4,216	$100	$4,316	$85	$4,401
Shares issued	252	–	–	–	–	–	–	–	(35)	217	–	217	–	217
Shares repurchased/redeemed	(181)	(828)	–	–	–	–	–	–	–	(1,009)	(575)	(1,584)	–	(1,584)
Dividends and distributions paid to equity holders	–	(2,721)	–	–	–	–	–	–	–	(2,721)	(100)	(2,821)	(121)	(2,942)
Share-based payments(4)	–	–	–	–	–	–	–	–	6	6	–	6	–	6
Other	–	(1)	–	–	–	–	–	–	–	(1)	–	(1)	–	(1)
Balance as at July 31, 2017	$15,584	$37,092	$854	$(24)	$–	$–	$253	$(517)	$123	$53,365	$3,019	$56,384	$1,534	$57,918
(1)	Includes undistributed retained earnings of $60 (July 31, 2017 – $58) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share of earnings from associates, Employee benefits and Own credit risk.
(3)	Refer to Note 4.
(4)	Represents amounts on account of share-based payments (refer to Note 14).
(5)	Includes changes to non-controlling interests arising from business combinations and other.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

44    Scotiabank Third Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2018 (1)	July 31 2017	July 31 2018 (1)	July 31 2017
Cash flows from operating activities
Net income	$1,939	$2,103	$6,453	$6,173
Adjustment for:
Net interest income	(4,085)	(3,833)	(11,971)	(11,204)
Depreciation and amortization	212	191	615	566
Provision for credit losses	943	573	2,021	1,713
Equity-settled share-based payment expense	1	–	6	6
Net gain on sale of investment securities	(35)	(84)	(136)	(251)
Net income from investments in associated corporations	(126)	(113)	(390)	(310)
Income tax expense	529	546	1,859	1,495
Changes in operating assets and liabilities:
Trading assets	7,561	794	7,510	(406)
Securities purchased under resale agreements and securities borrowed	(57)	10,515	11,307	2,724
Loans	(8,680)	(17,030)	(23,686)	(30,644)
Deposits	(1,984)	15,847	14,861	27,630
Obligations related to securities sold short	(1,871)	3,968	(3,976)	10,065
Obligations related to securities sold under repurchase agreements and securities lent	(9,837)	2,551	(14,851)	(598)
Net derivative financial instruments	1,018	1,181	779	3,233
Other, net	(7,386)	(5,985)	(8,455)	(4,291)
Dividends received	83	278	242	1,370
Interest received	7,015	6,149	20,025	17,571
Interest paid	(2,874)	(2,383)	(8,200)	(6,550)
Income tax paid	(598)	(648)	(1,779)	(1,617)
Net cash from/(used in) operating activities	(18,232)	14,620	(7,766)	16,675
Cash flows from investing activities
Interest-bearing deposits with financial institutions	11,032	(12,750)	8,498	(14,561)
Purchase of investment securities	(20,824)	(17,025)	(66,526)	(47,774)
Proceeds from sale and maturity of investment securities	23,072	14,516	63,231	49,033
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(2,405)	–	(2,405)	–
Property and equipment, net of disposals	(106)	10	(221)	190
Other, net	(89)	160	(505)	(98)
Net cash from/(used in) investing activities	10,680	(15,089)	2,072	(13,210)
Cash flows from financing activities
Redemption/repayment of subordinated debentures	–	–	(233)	–
Proceeds from common shares issued	1,718	21	1,814	252
Redemption of preferred shares	–	–	(345)	(575)
Common shares purchased for cancellation	(74)	(299)	(252)	(1,009)
Cash dividends and distributions paid	(1,038)	(940)	(3,064)	(2,821)
Distributions to non-controlling interests	(23)	(34)	(80)	(121)
Other, net	7,563	249	7,964	1,108
Net cash from/(used in) financing activities	8,146	(1,003)	5,804	(3,166)
Effect of exchange rate changes on cash and cash equivalents	18	(475)	63	(296)
Net change in cash and cash equivalents	612	(1,947)	173	3
Cash and cash equivalents at beginning of period(2)	7,386	8,805	7,825	6,855
Cash and cash equivalents at end of period(2)	$7,998	$6,858	$7,998	$6,858
(1)	The amounts for the period ended July 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2018    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2017.

The condensed interim consolidated financial statements for the quarter ended July 31, 2018 have been approved by the Board of Directors for issue on August 28, 2018.

Certain comparative amounts have been restated to conform with the basis of presentation in the current period.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Available-for-sale investment securities (applicable prior to November 1, 2017)

•	Equity instruments designated at fair value through other comprehensive income (effective November 1, 2017)

•	Debt instruments measured at fair value through other comprehensive income (effective November 1, 2017)

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2017. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2017 as described in Note 3 of the Bank’s consolidated financial statements in the 2017 Annual Report, except for changes to the accounting for financial instruments resulting from the adoption of IFRS 9, Financial Instruments (IFRS 9). IFRS 9 has resulted in changes in accounting policies related to the classification and measurement and impairment of financial assets. There are no significant changes in accounting policies for financial liabilities, derivative instruments and derecognition of financial assets and liabilities. As permitted by IFRS 9, the Bank had early adopted the own credit risk provision of IFRS 9 effective November 1, 2014, which requires the Bank to recognize fair value changes resulting from changes in the Bank’s own credit risk, for financial liabilities designated at fair value through profit or loss, in other comprehensive income. Changes in accounting policies resulting from the adoption of IFRS 9 as of November 1, 2017 are described below:

Classification & measurement of financial assets

Recognition and initial measurement

The Bank, on the date of origination or purchase, recognizes loans, debt and equity instruments at the fair value of consideration paid. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

The initial measurement of a financial asset or liability is at fair value plus transaction costs that are directly attributable to its purchase or issuance. For instruments measured at fair value through profit or loss, transaction costs are recognized immediately in profit or loss.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Classification of financial assets

Financial assets are classified into one of the following measurement categories:

•	Amortized cost;

•	Fair value through other comprehensive income (FVOCI);

•	Fair value through profit or loss (FVTPL);

•	Elected at fair value through other comprehensive income (Equities only); or

•	Designated at fair value through profit or loss.

The classification of debt instruments is further dependent on:

(i)	The business model under which the asset is held; and
(ii)	The contractual cash flow characteristics of the instrument.

Business model assessment

Business model assessment involves determining how financial assets are managed in order to generate cash flows. The Bank’s business model assessment is based on the following categories:

•	Held to collect: The objective of the business model is to hold assets and collect contractual cash flows. Any sales of the asset are incidental to the objective of the model.

•	Held to collect and for sale: Both collecting contractual cash flows and sales are integral to achieving the objectives of the business model.

•	Held for sale business model: The business model is neither held-to-collect nor held-to-collect and for sale.

The Bank assesses business model at a portfolio level reflective of how groups of assets are managed together to achieve a particular business objective. For the assessment of business model, the Bank takes into consideration the following factors:

•	How the performance of assets in a portfolio is evaluated and reported to group heads and other key decision makers within the Bank’s business lines;

•	How compensation is determined for the Bank’s business lines’ management that manages the assets;

•

Whether the assets are held for trading purposes, i.e. assets that the Bank acquires or incurs principally for the purpose of selling or repurchasing in the near term, or holds as part of a portfolio that is managed together for short-term profit or position taking;

•	The risks that affect the performance of assets held within a business model and how those risks are managed; and

•	The frequency and volume of sales in prior periods and expectations about future sales activity.

Contractual cash flow characteristics assessment

The contractual cash flow characteristics assessment involves assessing the contractual features of an instrument to determine if they give rise to cash flows that are consistent with a basic lending arrangement. Contractual cash flows are consistent with a basic lending arrangement if they represent cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

Principal is defined as the fair value of the instrument at initial recognition, and may change over the life of the instrument due to principal repayments or amortization of premium/discount. Interest is defined as the consideration for the time value of money, the credit risk associated with the principal amount outstanding, for other basic lending risks and costs (liquidity risk and administrative costs), as well as a profit margin.

If the Bank identifies any contractual features that could modify the cash flows of the instrument such that they are not consistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Debt instruments measured at amortized cost

Debt instruments are measured at amortized cost if they are held within a business model whose objective is to hold for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. After initial measurement, debt instruments in this category are carried at amortized cost. Interest income on these instruments is recognized in interest income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. Amortized cost is calculated taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate.

Impairment on debt instruments measured at amortized cost is calculated using the expected credit loss approach. Loans and debt securities measured at amortized cost are presented net of the allowance for credit losses (ACL) in the Consolidated Statement of Financial Position.

Debt instruments measured at FVOCI

Debt instruments are measured at FVOCI if they are held within a business model whose objective is to hold for collection of contractual cash flows and for selling financial assets, where the assets’ cash flows represent payments that are solely payments of principal and interest. Subsequent to initial recognition, unrealized gains and losses on debt instruments measured at FVOCI are recorded in other comprehensive income (OCI), unless the instrument is designated in a fair value hedge relationship. When designated in a fair value hedge relationship, any changes in fair value due to changes in the hedged risk are recognized in Non-interest income in the Consolidated Statement of Income. Upon derecognition, realized gains and losses are reclassified from OCI and recorded in Non-interest income in the Consolidated Statement of Income on an average cost basis. Foreign exchange gains and losses that relate to the amortized cost of the debt instrument are recognized in the Consolidated Statement of Income. Premiums, discounts and related transaction costs are amortized over the expected life of the instrument to interest income in the Consolidated Statement of Income using the effective interest rate method.

Impairment on debt instruments measured at FVOCI is calculated using the expected credit loss approach. The ACL on debt instruments measured at FVOCI does not reduce the carrying amount of the asset in the Consolidated Statement of Financial Position, which remains at its fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortised cost is recognised in OCI with a corresponding charge to Provision for credit losses in the Consolidated Statement of Income. The accumulated allowance recognised in OCI is recycled to the Consolidated Statement of Income upon derecognition of the debt instrument.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Debt instruments measured at FVTPL

Debt instruments are measured at FVTPL if assets:

i)	Are held for trading purposes; or
ii)	Are held as part of a portfolio managed on a fair value basis; or
iii)	Whose cash flows do not represent payments that are solely payments of principal and interest.

These instruments are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Realized and unrealized gains and losses are recognized as part of Non-interest income in the Consolidated Statement of Income.

Equity instruments measured at FVTPL

Equity instruments are measured at FVTPL, unless an election is made to designate them at FVOCI upon purchase. For equity instruments measured at FVTPL, changes in fair value are recognized as part of Non-interest income in the Consolidated Statement of Income, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income.

Equity instruments measured at FVOCI

The Bank can elect to classify non-trading equity instruments at FVOCI. This election will be used for certain equity investments for strategic or longer term investment purposes. The FVOCI election is made upon initial recognition, on an instrument-by-instrument basis and once made is irrevocable.

Gains and losses on these instruments including when derecognized/sold are recorded in OCI and are not subsequently reclassified to the Consolidated Statement of Income. Consequently, there is no review required for impairment. Dividends received are recorded in Interest income in the Consolidated Statement of Income. Any transaction costs incurred upon purchase of the security are added to the cost basis of the security and are not reclassified to the Consolidated Statement of Income on sale of the security.

Financial instruments designated at FVTPL

Financial instruments classified in this category are those that have been designated by the Bank upon initial recognition, and once designated, the designation is irrevocable. The FVTPL designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained.

Financial assets are designated at FVTPL if doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

Financial liabilities are designated at FVTPL when one of the following criteria is met:

•	The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or

•	A group of financial liabilities are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management strategy; or

•	The financial liability contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial assets and financial liabilities designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. For financial assets designated at FVTPL, changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income. For financial liabilities designated at fair value through profit or loss, all changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income, except for changes in fair value arising from changes in the Bank’s own credit risk which are recognized in OCI. Changes in fair value of liabilities due to changes in the Bank’s own credit risk, which are recognized in OCI, are not subsequently reclassified to the Consolidated Statement of Income upon derecognition/extinguishment of the liabilities.

Impairment

Scope

The Bank applies a three-stage approach to measure allowance for credit losses, using an expected credit loss approach as required under IFRS 9, for the following categories of financial instruments that are not measured at fair value through profit or loss:

•	Amortized cost financial assets;

•	Debt securities classified as at FVOCI;

•	Off-balance sheet loan commitments; and

•	Financial guarantee contracts.

Financial assets migrate through three stages based on the change in credit risk since initial recognition.

Expected credit loss impairment model

The Bank’s allowance for credit losses calculations are outputs of models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfalls related to default events either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit deterioration from inception. The allowance for credit losses reflects an unbiased, probability-weighted outcome which considers multiple scenarios based on reasonable and supportable forecasts.

This impairment model measures credit loss allowances using a three-stage approach based on the extent of credit deterioration since origination:

•

Stage 1 – Where there has not been a significant increase in credit risk (SIR) since initial recognition of a financial instrument, an amount equal to 12 months expected credit loss is recorded. The expected credit loss is computed using a probability of default occurring over the next 12 months. For those instruments with a remaining maturity of less than 12 months, a probability of default corresponding to remaining term to maturity is used.

•

Stage 2 – When a financial instrument experiences a SIR subsequent to origination but is not considered to be in default, it is included in Stage 2. This requires the computation of expected credit loss based on the probability of default over the remaining estimated life of the financial instrument.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

•	Stage 3 – Financial instruments that are considered to be in default are included in this stage. Similar to Stage 2, the allowance for credit losses captures the lifetime expected credit losses.

Measurement of expected credit loss

The probability of default (PD), exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on macroeconomic variables that are most closely related with credit losses in the relevant portfolio.

Details of these statistical parameters/inputs are as follows:

•

PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life, if the facility has not been previously derecognized and is still in the portfolio.

•

EAD – The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•

LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

Forward-looking information

The measurement of expected credit losses for each stage and the assessment of significant increases in credit risk considers information about past events and current conditions as well as reasonable and supportable forecasts of future events and economic conditions. The estimation and application of forward-looking information requires significant judgement.

Macroeconomic factors

In its models, the Bank relies on a broad range of forward-looking information as economic inputs, such as: GDP growth, unemployment rates, central bank base rates, and house price indices. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. To reflect this, qualitative adjustments or overlays may be made as temporary adjustments using expert credit judgement.

Multiple forward-looking scenarios

The Bank determines allowance for credit losses using three probability-weighted forward-looking scenarios. The Bank considers both internal and external sources of information in order to achieve an unbiased measure of the scenarios used. The Bank prepares the scenarios using forecasts generated by Scotia Economics (SE). The forecasts are created using internal and external models/data which are then modified by SE as necessary to formulate a ‘base case’ view of the future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The process involves developing two additional economic scenarios and considering the relative probabilities of each outcome.

The ‘base case’ represents the most likely outcome and is aligned with information used by the Bank for other purposes such as strategic planning and budgeting. The other scenarios represent more optimistic and more pessimistic outcomes. The Bank has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables, credit risk and credit losses.

Assessment of significant increase in credit risk (SIR)

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macroeconomic factors.

The common assessments for SIR on retail and non-retail portfolios include macroeconomic outlook, management judgement, and delinquency and monitoring. Forward-looking macroeconomic factors are a key component of the macroeconomic outlook. The importance and relevance of each specific macroeconomic factor depends on the type of product, characteristics of the financial instruments and the borrower and the geographical region. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a significant increase in credit risk. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers; changes in portfolio composition and natural disasters impacting certain portfolios. With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of the financial instrument has increased since initial recognition when contractual payments are more than 30 days overdue.

Retail portfolio – For retail exposures, a significant increase in credit risk cannot be assessed using forward-looking information at an individual account level. Therefore, the assessment must be done at the segment level. Segment migration thresholds exist for each PD model by product which considers the proportionate change in PD as well as the absolute change in PD. The thresholds used for PD migration are reviewed and assessed at least annually, unless there is a significant change in credit risk management practices in which case the review is brought forward.

Non-retail portfolio – The Bank uses a risk rating scale (IG codes) for its non-retail exposures. All non-retail exposures have an IG code assigned that reflects the probability of default of the borrower. Both borrower specific and non-borrower specific (i.e., macroeconomic) forward-looking information is considered and reflected in the IG rating. Significant increase in credit risk is evaluated based on the migration of the exposures among IG codes.

Expected life

When measuring expected credit loss, the Bank considers the maximum contractual period over which the Bank is exposed to credit risk. All contractual terms are considered when determining the expected life, including prepayment, and extension and rollover options. For certain revolving credit facilities, such as credit cards, the expected life is estimated based on the period over which the Bank is exposed to credit risk and how the credit losses are mitigated by management actions.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Presentation of allowance for credit losses in the Statement of Financial Position

•	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;

•

Debt instruments measured at fair value through other comprehensive income: no allowance is recognized in the Statement of Financial Position because the carrying value of these assets is their fair value. However, the allowance determined is presented in the accumulated other comprehensive income;

•	Off-balance sheet credit risks include undrawn lending commitments, letters of credit and letters of guarantee: as a provision in other liabilities.

Modified financial assets

If the terms of a financial asset are modified or an existing financial asset is replaced with a new one, an assessment is made to determine if the financial asset should be derecognized. Where the modification does not result in derecognition, the date of origination continues to be used to determine SIR. Where modification results in derecognition, the modified financial asset is considered to be a new asset.

Definition of default

The Bank considers a financial instrument to be in default as a result of one or more loss events that occurred after the date of initial recognition of the instrument and the loss event has a negative impact on the estimated future cash flows of the instrument that can be reliably estimated. This includes events that indicate:

•	significant financial difficulty of the borrower;

•	default or delinquency in interest or principal payments;

•	high probability of the borrower entering a phase of bankruptcy or a financial reorganization;

•	measurable decrease in the estimated future cash flows from the loan or the underlying assets that back the loan.

The Bank considers that default has occurred and classifies the financial asset as impaired when it is more than 90 days past due, with the exception of credit card receivables that are treated as defaulted when 180 days past due, unless reasonable and supportable information demonstrates that a more lagging default criterion is appropriate.

Write-off policy

The Bank writes off an impaired financial asset (and the related impairment allowance), either partially or in full, when there is no realistic prospect of recovery. Where financial assets are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier. Credit card receivables 180 days past due are written-off. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses in the Consolidated Statement of Income.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. As a result no allowance for credit losses would be recorded in the Consolidated Statement of Financial Position on the date of acquisition. Purchased loans may fit into either of the two categories: Performing loans or Purchased Credit Impaired (PCI) loans.

Purchased performing loans follow the same accounting as originated performing loans and are reflected in Stage 1 on the date of the acquisition. They will initially be subject to a 12-month allowance for credit losses which is recorded as a provision for credit losses in the Consolidated Statement of Income. The fair value adjustment set up for these loans on the date of acquisition is amortized into income over the life of these loans.

PCI loans are reflected in Stage 3 and are subject to management’s assessment of lifetime allowance for credit losses based on expected cash flows. Any changes in the expected cash flows since the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income at the end of all reporting periods subsequent to the date of acquisition.

Hedge accounting

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. The hedge accounting policy is described in Note 3 of the Bank’s consolidated financial statements in the 2017 Annual Report.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Transition to IFRS 9

•	Reconciliation of IAS 39 to IFRS 9

The following table provides the impact from the transition to IFRS 9 on the Consolidated Statement of Financial Position at transition date, November 1, 2017. The impact consists of reclassification and remeasurement.

Reclassification:

These adjustments reflect the movement of balances between categories on the Consolidated Statement of Financial Position with no impact to shareholders’ equity. There is no change to the carrying value of the balances as a result of the reclassification.

Remeasurement:

These adjustments, which include expected credit loss, result in a change to the carrying value of the item on the Statement of Financial Position with an impact to shareholders’ equity net of tax.

		IAS 39	IAS 39			IFRS 9	IFRS 9
As at November 1, 2017 ($ millions)	Note	Measurement basis	Carrying amount	Reclassification	Remeasurement	Carrying amount	Measurement basis	IFRS 9

Assets
Cash and deposits with financial institutions		Amortized cost	$59,663	$–	$(3)	$59,660	Amortized cost	Cash and deposits with financial institutions	*
Precious metals		FVTPL	5,717	–	–	5,717	FVTPL	Precious metals
Trading Assets								Trading assets
Debt securities	[1]	FVTPL	39,333	76	–	39,409	FVTPL	Debt securities
Equity securities		FVTPL	39,319	–	–	39,319	FVTPL	Equity securities
Loans	[3]	FVTPL	17,312	660	1	17,973	FVTPL	Loans
Other		FVTPL	2,500	–	–	2,500	FVTPL	Other
			98,464	736	1	99,201
Financial assets designated at FVTPL								Financial assets designated at FVTPL
Debt securities		FVTPL (Designated)	13	–	–	13	FVTPL (Designated)	Debt securities
Securities purchased under resale agreements and securities borrowed		Amortized cost	95,319	–	–	95,319	Amortized cost	Securities purchased under resale agreements and securities borrowed	*
Derivative financial instruments	[3]	FVTPL	35,364	(2)	–	35,362		Derivative financial instruments
Investment securities								Investment securities
Debt securities	[1,5,8]	Amortized cost	18,765	4,205	118	23,088	Amortized cost	Debt securities	*
Debt securities	[1]	FVOCI	49,193	(4,281)	–	44,912	FVOCI	Debt securities
Equity securities	[2]	FVOCI	1,311	(301)	–	1,010	FVOCI	Equity securities
Equity securities	[2]	FVOCI	–	301	–	301	FVTPL	Equity securities
			69,269	(76)	118	69,311
Loans								Loans
Residential mortgages	[3,4]	Loans & receivables	236,916	(33)	(134)	236,749	Amortized cost	Residential mortgages
Personal loans	[4]	Loans & receivables	89,227	–	2	89,229	Amortized cost	Personal loans
Credit cards	[4]	Loans & receivables	14,104	–	–	14,104	Amortized cost	Credit cards
Business and government	[3]	Loans & receivables	168,449	(623)	–	167,826	Amortized cost	Business and government
			508,696	(656)	(132)	507,908
Allowance for credit loss	[5]	Loans & receivables	(4,327)	–	(593)	(4,920)	Amortized cost	Allowance for credit loss
Other								Other
Customers’ liability under acceptances	[5]	Amortized cost	13,560	–	(16)	13,544	Amortized cost	Customer’s liability under acceptances	*
Property and equipment			2,381	–	–	2,381		Property and equipment
Investment in associates	[5]		4,586	–	(184)	4,402		Investment in associates
Goodwill and other intangible assets			12,106	–	–	12,106		Goodwill and other intangible assets
Deferred tax assets	[1,6]		1,713	–	50	1,763		Deferred tax assets
Other assets	[5]		12,749	–	(2)	12,747		Other assets
			47,095	–	(152)	46,943
Total assets			$915,273	$2	$(761)	$914,514

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

		IAS 39	IAS 39			IFRS 9	IFRS 9
As at November 1, 2017 ($ millions)	Note	Measurement basis	Carrying amount	Reclassification	Remeasurement	Carrying amount	Measurement basis	IFRS 9
Liabilities
Deposits		Amortized cost	$625,367	$–	$–	$625,367	Amortized cost	Deposits
Financial instruments designated at fair value through profit or loss		FVTPL	4,663	–	–	4,663	FVTPL	Financial instruments designated at fair value through profit or loss
Other								Other
Acceptances		Amortized cost	13,560	–	–	13,560	Amortized cost	Acceptances
Obligations related to securities sold short		FVTPL	30,766	–	–	30,766	FVTPL	Obligations related to securities sold short
Derivative financial instruments	[3]	FVTPL	34,200	(2)	–	34,198	FVTPL	Derivative financial instruments
Obligations related to securities sold under repurchase agreements and securities lent		Amortized cost	95,843	–	–	95,843	Amortized cost	Obligations related to securities sold under repurchase agreements and securities lent
Subordinated debentures		Amortized cost	5,935	–	–	5,935	Amortized cost	Subordinated debentures
Other liabilities	[7]		43,314	4	(151)	43,167		Other liabilities
Total liabilities			853,648	2	(151)	853,499
Equity
Common equity								Common equity
Common shares			15,644	–	–	15,644		Common shares
Retained earnings	[1,2]		38,117	49	(613)	37,553		Retained earnings
Accumulated other comprehensive income	[1,2]		1,577	(49)	100	1,628		Accumulated other comprehensive income
Other reserves			116	–	–	116		Other reserves
Total common equity			55,454	–	(513)	54,941		Total common equity
Preferred shares			4,579	–	–	4,579		Preferred shares
Total equity attributable to equity holders to the Bank			60,033	–	(513)	59,520		Total equity attributable to equity holders to the Bank
Non-controlling interests in subsidiaries			1,592	–	(97)	1,495		Non-controlling interests in subsidiaries
			61,625	–	(610)	61,015
Total liabilities and equity			$915,273	$2	$(761)	$914,514
*	Net of applicable allowance for credit losses.
(1)

AFS Debt instruments of $4,281 measured at fair value through other comprehensive income (FVOCI) were reclassified to amortized cost in the amount of $4,205 and $76 to fair value through profit or loss (FVTPL). The reclassifications were due to the business model being “held-to-collect” and the cash flows that did not represent payments that are solely payments of principal and interest (SPPI). The reclassification of debt instruments to amortized cost resulted in remeasurement of $118 with an offset to other comprehensive income (AOCI) and deferred tax assets. The reclassification of AOCI to retained earnings related to FVTPL classification.

(2)	AFS Equity instruments of $301 previously fair valued through OCI are now classified as FVTPL, which resulted in reclassification of AOCI to retained earnings.
(3)	Certain precious metal loans of $627 and the related derivatives that failed the SPPI test, and $33 of residential mortgages were reclassified to trading to reflect the business model.
(4)	Adjustments to certain balances against allowance for credit losses.
(5)	Expected credit loss on financial assets and the Bank’s share of associated corporations.
(6)	The increase in deferred tax assets relates to the impact of the IFRS 9 related adjustments to retained earnings.
(7)

The decrease in remeasurement of $151 is comprised of a reduction in deferred tax liabilities of $129, a net decrease of $22 which includes allowance for credit losses related to undrawn commitments, letters of credit and letters of guarantee.

(8)

Debt securities managed under a business model of held-to-collect were reclassifed from available-for-sale to amortized cost. As of July 31, 2018, the fair value of these securities was $4,041 (April 30, 2018 – $4,046). For the three months ended July 31, 2018, $3 of gains (April 30, 2018 – losses $15) would have been recognized in other comprehensive income if the securities had not been reclassified.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Reconciliation of impairment allowance balance from IAS 39 to IFRS 9

The following table reconciles the closing impairment allowance for financial assets in accordance with IAS 39 and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets as at October 31, 2017 to the opening impairment allowance under IFRS 9 as at November 1, 2017.

($ millions)	Impairment allowance under IAS 39 as at October 31, 2017	Remeasurement	Impairment allowance under IFRS 9 as at November 1, 2017
Loans and acceptances (1)	$4,327	$611	$4,938
Investment securities (Debt) at amortized cost	–	1	1
Investment securities (Debt) at FVOCI (2)	–	13	13
Deposits with financial institutions	–	3	3
Off-balance sheet credit risks(3)	120	(36)	84
Total	$4,447	$592	$5,039
(1)	The remeasurement impact of $611 is comprised of loans $593, acceptances $16 and accrued interest of $2.
(2)	The allowance for credit losses of $13 is recorded in accumulated other comprehensive income. These debt securities remain at fair value on the balance sheet.
(3)	Off-balance sheet credit risks include credit risks such as undrawn lending commitments, letters of credit and letters of guarantee.

5.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2017 Annual Report, other than the Conceptual Framework.

Conceptual Framework

On March 29, 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Framework) that is effective for the Bank beginning November 1, 2020. The Framework itself is not a standard, and does not override existing standards. It is used by the IASB in developing accounting standards. The Bank is currently assessing the impact of the revisions.

6.	Cash and deposits with financial institutions

	As at
($ millions)	July 31 2018		April 30 2018		October 31 2017
Cash and non-interest-bearing deposits with financial institutions	$7,998		$7,386		$7,825
Interest-bearing deposits with financial institutions	43,893		54,406		51,838
Total	$51,891	(1)	$61,792	(1)	$59,663

(1) Net of impairment allowances of $3 (April 30, 2018 – $2).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $7,754 million (April 30, 2018 – $7,556 million; October 31, 2017 – $7,282 million).

7.	Investment securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	July 31 2018 (1)	April 30 2018 (1)	October 31 2017
Debt investment securities measured at FVOCI	$52,026	$51,391	$	n/a
Debt investment securities measured at amortized cost	20,439	21,232		n/a
Equity investment securities designated at FVOCI	1,262	1,143		n/a
Equity investment securities measured at FVTPL	489	454		n/a
Available-for-sale investment securities	n/a	n/a		50,504
Held-to-maturity investment securities	n/a	n/a		18,765
Total investment securities	$74,216	$74,220		$69,269

(1)	The amounts for the periods ended July 31, 2018 and April 30, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(a)	Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at July 31, 2018 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$8,932	$60	$52	$8,940
Canadian provincial and municipal debt	3,488	4	66	3,426
U.S. treasury and other U.S. agency debt	16,399	7	139	16,267
Other foreign government debt	18,344	53	71	18,326
Other debt	5,093	11	37	5,067
Total debt securities measured at FVOCI	$52,256	$135	$365	$52,026

As at April 30, 2018 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$10,871	$66	$51	$10,886
Canadian provincial and municipal debt	3,609	5	65	3,549
U.S. treasury and other U.S. agency debt	13,406	8	197	13,217
Other foreign government debt	18,906	51	59	18,898
Other debt	4,868	12	39	4,841
Total debt securities measured at FVOCI	$51,660	$142	$411	$51,391

(b)	Debt investment securities measured at amortized cost

	As at
	July 31, 2018		April 30, 2018
($ millions)	Fair Value	Carrying Value(1)	Fair Value	Carrying Value(1)
Canadian federal and provincial government issued or guaranteed debt	$6,370	$6,519	$7,073	$7,224
U.S. treasury and other U.S. agency debt	5,468	5,632	6,025	6,200
Other foreign government debt	1,558	1,576	931	940
Corporate debt	6,628	6,712	6,782	6,868
Total debt investment securities measured at amortized cost	$20,024	$20,439	$20,811	$21,232
(1)	Balances are net of impairment allowances of nil (April 30, 2018 – nil).

(c)	Equity investment securities designated as at fair value through other comprehensive income (FVOCI)

The Bank has designated certain instruments, shown in the following table, as equity securities FVOCI, as these investments are expected to be held for the long-term for strategic purposes, effective November 1, 2017. In prior years, these instruments were classified as available-for-sale and measured at fair value with changes to carrying value recognized in other comprehensive income.

As at July 31, 2018 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$354	$–	$65	$289
Common shares	850	133	10	973
Total equity investment securities designated at FVOCI	$1,204	$133	$75	$1,262

As at April 30, 2018 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$380	$–	$70	$310
Common shares	738	116	21	833
Total equity investment securities designated at FVOCI	$1,118	$116	$91	$1,143

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Available-for-sale investment securities

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

As at October 31, 2017 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal and provincial government issued or guaranteed debt	$12,069	$119	$95	$12,093
Canadian provincial and municipal debt	4,839	13	29	4,823
U.S. treasury and other U.S. agency debt	6,761	1	90	6,672
Other foreign government debt	19,788	49	34	19,803
Other debt	5,792	34	24	5,802
Preferred shares	397	1	87	311
Common shares	899	164	63	1,000
Total available-for-sale securities	$50,545	$381	$422	$50,504

The net unrealized loss on available-for-sale securities of $41 million increases to a net unrealized loss of $48 million after the impact of qualifying hedges is taken into account. The net unrealized loss on available-for-sale securities is recorded in Accumulated Other Comprehensive Income.

(e)	Held-to-maturity investment securities

An analysis of the fair value and carrying value of held-to-maturity securities is presented below:

As at October 31, 2017 ($ millions)	Fair value	Carrying value
Canadian federal and provincial government issued or guaranteed debt	$5,748	$5,779
U.S. treasury and other U.S. agency debt	3,991	3,993
Other foreign government debt	2,690	2,705
Corporate debt	6,287	6,288
Total held-to-maturity securities	$18,716	$18,765

8.	Loans, impaired loans and allowance for credit losses

(a)	Loans at amortized cost

	IFRS 9
	As at
	July 31, 2018(1)
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$253,593	$763	$252,830
Personal loans	95,318	2,136	93,182
Credit cards	16,629	1,259	15,370
Business and government	188,380	1,165	187,215
Total	$553,920	$5,323	$548,597

	IFRS 9			IAS 39
	As at
	April 30, 2018(1)			October 31, 2017
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$242,760	$718	$242,042	$236,916	$551	$236,365
Personal loans	90,855	1,924	88,931	89,227	1,502	87,725
Credit cards	15,109	1,172	13,937	14,104	802	13,302
Business and government	174,123	1,115	173,008	168,449	1,472	166,977
Total	$522,847	$4,929	$517,918	$508,696	$4,327	$504,369
(1)	The amounts for the periods ended July 31, 2018 and April 30, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Impaired loans(1)(2)(3)

	IFRS 9
	As at
	July 31, 2018(3)(8)
($ millions)	Gross impaired loans	Allowance for credit losses	Net
Residential mortgages	$1,946	$414	$1,532
Personal loans	1,035	608	427
Credit cards	–	–	–
Business and government	2,501	753	1,748
Total	$5,482	$1,775	$3,707
By geography:
Canada	$1,010	$394	$616
United States	115	19	96
Mexico	359	169	190
Peru	614	319	295
Chile	793	141	652
Colombia	649	154	495
Other international	1,942	579	1,363
Total	$5,482	$1,775	$3,707

	IFRS 9			IAS 39
	As at
	April 30, 2018(3)			October 31, 2017(4)
($ millions)	Gross impaired loans	Allowance for credit losses	Net	Gross impaired loans	Allowance for credit losses		Net
Residential mortgages	$1,807	$404	$1,403	$1,445	$326	(5)	$1,119
Personal loans	995	595	400	1,067	1,040	(5)	27
Credit cards	–	–	–	543	543	(5)	–
Business and government	2,325	747	1,578	1,810	713	(6)	1,097
Total	$5,127	$1,746	$3,381	$4,865	$2,622	(7)	$2,243
By geography:
Canada	$997	$409	$588	$1,049	$779		$270
United States	156	29	127	140	40		100
Mexico	347	163	184	303	219		84
Peru	585	300	285	704	402		302
Chile	552	134	418	565	245		320
Colombia	613	151	462	462	261		201
Other international	1,877	560	1,317	1,642	676		966
Total	$5,127	$1,746	$3,381	$4,865	$2,622		$2,243
(1)	Interest income recognized on impaired loans during the three months ended July 31, 2018 was $16 (April 30, 2018 – $13).
(2)	Additional interest income of approximately $97 would have been recorded if the above loans had not been classified as impaired (April 30, 2018 – $94).
(3)	The amounts for the periods ended July 31, 2018 and April 30, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(4)

Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico. For the loans where the guarantee has expired, the total amount of loans considered impaired is $49 (April 30, 2018 – $59; October 31, 2017 – $59).

(5)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.
(6)	Allowance for credit losses for business and government loans is individually assessed.
(7)

A portion of the existing allowance for credit losses on impaired loans as at October 31, 2017, was reclassified against performing loans with the adoption of IFRS 9 effective November 1, 2017, to conform with current period presentation.

(8)	Gross impaired loans include purchased credit impaired loans net of credit related fair value adjustments.

(c)	Allowance for credit losses

Key inputs and assumptions

The Bank’s allowance calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs. Some of the key drivers include the following:

(a)	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

(b)	Changes in the volumes of transactions;

(c)

Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

(d)	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

(e)	Borrower migration between the three stages which can result from changes to any of the above inputs and assumptions.

56    Scotiabank Third Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	IFRS 9
($ millions)	Balance as at November 1, 2017	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at July 31, 2018
Residential mortgages	$717	$102	$(60)	$4	$763
Personal loans	1,879	1,077	(861)	41	2,136
Credit cards	1,163	671	(624)	49	1,259
Business and government	1,261	181	(171)	(21)	1,250
	$5,020	$2,031	$(1,716)	$73	$5,408
Presented as:
Allowance for credit losses on loans	$4,920	–	–	–	$5,323
Allowance for credit losses on acceptances	16	–	–	–	8
Allowance for credit losses on off-balance sheet exposures	84	–	–	–	77

	IFRS 9
Allowance for credit losses on loans	As at July 31, 2018
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$156	$193	$414	$763
Personal loans	712	816	608	2,136
Credit cards	471	788	–	1,259
Business and government	154	258	753	1,165
Total(1)	$1,493	$2,055	$1,775	$5,323
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $93.

	IFRS 9
Allowance for credit losses on loans	As at April 30, 2018
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$108	$206	$404	$718
Personal loans	502	827	595	1,924
Credit cards	375	797	–	1,172
Business and government	118	250	747	1,115
Total(1)	$1,103	$2,080	$1,746	$4,929
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $88.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	IFRS 9
	As at and for the three months ended								As at and for the nine months ended
	July 31, 2018				April 30, 2018				July 31, 2018
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$108	$206	$404	$718	$105	$199	$394	$698	$103	$214	$400	$717
Provision for credit losses
Remeasurement(1)	(23)	(13)	47	11	(26)	2	34	10	(71)	(9)	114	34
Newly originated or purchased financial assets	58	–	–	58	7	–	–	7	73	–	–	73
Derecognition of financial assets and maturities	(1)	(2)	–	(3)	–	(1)	–	(1)	(1)	(4)	–	(5)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	16	(12)	(4)	–	22	(18)	(4)	–	64	(53)	(11)	–
Stage 2	(2)	25	(23)	–	(5)	28	(23)	–	(15)	77	(62)	–
Stage 3	–	(11)	11	–	–	(9)	9	–	–	(30)	30	–
Gross write-offs	–	–	(31)	(31)	–	–	(23)	(23)	–	–	(80)	(80)
Recoveries	–	–	7	7	–	–	5	5	–	–	20	20
Foreign exchange and other movements	–	–	3	3	5	5	12	22	3	(2)	3	4
Balance at end of period(2)	$156	$193	$414	$763	$108	$206	$404	$718	$156	$193	$414	$763

Personal loans
Balance at beginning of period	$502	$827	$595	$1,924	$493	$812	$598	$1,903	$477	$802	$600	$1,879
Provision for credit losses
Remeasurement(1)	(146)	126	245	225	(150)	131	233	214	(406)	402	717	713
Newly originated or purchased financial assets	309	–	–	309	100	–	–	100	499	–	–	499
Derecognition of financial assets and maturities	(20)	(23)	–	(43)	(20)	(24)	–	(44)	(62)	(73)	–	(135)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	114	(111)	(3)	–	115	(112)	(3)	–	346	(337)	(9)	–
Stage 2	(44)	69	(25)	–	(44)	68	(24)	–	(142)	216	(74)	–
Stage 3	(1)	(74)	75	–	(1)	(68)	69	–	(3)	(212)	215	–
Gross write-offs	–	–	(355)	(355)	–	–	(362)	(362)	–	–	(1,061)	(1,061)
Recoveries	–	–	73	73	–	–	63	63	–	–	200	200
Foreign exchange and other movements	(2)	2	3	3	9	20	21	50	3	18	20	41
Balance at end of period(2)	$712	$816	$608	$2,136	$502	$827	$595	$1,924	$712	$816	$608	$2,136

Credit cards
Balance at beginning of period	$375	$797	$–	$1,172	$356	$785	$–	$1,141	$364	$799	$–	$1,163
Provision for credit losses
Remeasurement(1)	(55)	116	125	186	(61)	77	158	174	(168)	284	435	551
Newly originated or purchased financial assets	135	–	–	135	53	–	–	53	283	–	–	283
Derecognition of financial assets and maturities	(14)	(21)	–	(35)	(10)	(16)	–	(26)	(75)	(88)	–	(163)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	67	(67)	–	–	68	(68)	–	–	196	(196)	–	–
Stage 2	(32)	32	–	–	(40)	40	–	–	(127)	127	–	–
Stage 3	–	(68)	68	–	–	(52)	52	–	(1)	(173)	174	–
Gross write-offs	–	–	(266)	(266)	–	–	(280)	(280)	–	–	(806)	(806)
Recoveries	–	–	66	66	–	–	60	60	–	–	182	182
Foreign exchange and other movements	(5)	(1)	7	1	9	31	10	50	(1)	35	15	49
Balance at end of period(2)	$471	$788	$–	$1,259	$375	$797	$–	$1,172	$471	$788	$–	$1,259

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	IFRS 9
	As at and for the three months ended								As at and for the nine months ended
	July 31, 2018				April 30, 2018				July 31, 2018
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Business and government
Balance at beginning of period	$154	$278	$756	$1,188	$159	$289	$702	$1,150	$178	$307	$760	$1,245
Provision for credit losses
Remeasurement(1)	(25)	19	53	47	(18)	(7)	96	71	(72)	32	203	163
Newly originated or purchased financial assets	136	–	–	136	50	–	–	50	242	–	–	242
Derecognition of financial assets and maturities	(27)	(55)	(7)	(89)	(26)	(23)	(9)	(58)	(82)	(114)	(23)	(219)
Changes in models and methodologies	(3)	6	–	3	–	–	–	–	(3)	6	–	3
Transfer to (from):
Stage 1	23	(18)	(5)	–	10	(10)	–	–	59	(54)	(5)	–
Stage 2	(54)	55	(1)	–	(26)	33	(7)	–	(117)	125	(8)	–
Stage 3	(1)	(2)	3	–	–	(14)	14	–	(2)	(20)	22	–
Gross write-offs	–	–	(39)	(39)	–	–	(55)	(55)	–	–	(212)	(212)
Recoveries	–	–	11	11	–	–	12	12	–	–	41	41
Foreign exchange and other movements	1	(1)	(15)	(15)	5	10	3	18	1	–	(22)	(21)
Balance at end of period including off-balance sheet exposures(2)	$204	$282	$756	$1,242	$154	$278	$756	$1,188	$204	$282	$756	$1,242
Less: Allowance for credits losses on off-balance sheet exposures(2)(3)	(50)	(24)	(3)	(77)	(36)	(28)	(9)	(73)	(50)	(24)	(3)	(77)
Balance at end of period(2)	$154	$258	$753	$1,165	$118	$250	$747	$1,115	$154	$258	$753	$1,165
(1)

Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans totaled $16 (April 30, 2018 – $13).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.
(4)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(5)	There are no accumulated credit losses on purchased or originated credit impaired loans.

The following table presents the allowance for credit losses under IAS 39 as at October 31, 2017.

	IAS 39
	As at and for the twelve months ended October 31, 2017
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency	Balance at end of period
Individual	$894	$(501)	$55	$304	$(39)	$713
Collective	3,498	(2,658)	571	1,952	(8)	3,355
Total before loans acquired under FDIC guarantee	4,392	(3,159)	626	2,256	(47)	4,068
Loans acquired under FDIC guarantee(1)	234	(14)	54	(7)	(8)	259
	$4,626	$(3,173)	$680	$2,249	$(55)	$4,327

Represented by:

As at
($ millions)	October 31 2017
Allowance against impaired loans	$2,622
Allowance against performing loans(2)	1,446
Total before loans acquired under FDIC guarantee	4,068
Loans acquired under FDIC guarantee(1)	259
$4,327
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance against performing loans is attributable to business and government loans $625 with the remainder allocated to personal and credit card loans $720 and residential mortgages $101.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

	IFRS 9
Residential mortgages	As at July 31, 2018				As at April 30, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(2)	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$147,229	$342	$–	$147,571	$145,951	$321	$–	$146,272
Low	56,501	408	–	56,909	57,271	292	–	57,563
Medium	12,369	1,051	–	13,420	11,358	1,049	–	12,407
High	1,555	3,665	–	5,220	1,637	3,780	–	5,417
Very high	18	1,745	–	1,763	19	1,872	–	1,891
Loans not graded	24,614	2,150	–	26,764	15,229	2,174	–	17,403
Default	–	–	1,946	1,946	–	–	1,807	1,807
Total	$242,286	$9,361	$1,946	$253,593	$231,465	$9,488	$1,807	$242,760
Allowance for credit losses	156	193	414	763	108	206	404	718
Carrying value	$242,130	$9,168	$1,532	$252,830	$231,357	$9,282	$1,403	$242,042
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.
(2)	Stage 3 includes purchased credit impaired loans net of fair value adjustments in the amount of $89.

	IFRS 9
Personal loans	As at July 31, 2018				As at April 30, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(2)	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$30,798	$52	$–	$30,850	$31,062	$73	$–	$31,135
Low	25,529	200	–	25,729	24,292	159	–	24,451
Medium	8,110	414	–	8,524	8,426	396	–	8,822
High	6,550	3,447	–	9,997	5,853	3,708	–	9,561
Very high	62	1,362	–	1,424	61	1,241	–	1,302
Non–graded	16,225	1,534	–	17,759	12,984	1,605	–	14,589
Default	–	–	1,035	1,035	–	–	995	995
Total	$87,274	$7,009	$1,035	$95,318	$82,678	$7,182	$995	$90,855
Allowance for credit losses	712	816	608	2,136	502	827	595	1,924
Carrying value	$86,562	$6,193	$427	$93,182	$82,176	$6,355	$400	$88,931
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.
(2)	Stage 3 includes purchased credit impaired loans net of fair value adjustments in the amount of $9.

	IFRS 9
Credit cards	As at July 31, 2018				As at April 30, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,375	$3	$–	$1,378	$1,274	$4	$–	$1,278
Low	2,367	14	–	2,381	2,302	22	–	2,324
Medium	3,345	34	–	3,379	3,282	41	–	3,323
High	2,923	1,418	–	4,341	2,952	1,395	–	4,347
Very high	37	663	–	700	47	706	–	753
Non–graded	3,467	983	–	4,450	2,131	953	–	3,084
Default	–	–	–	–	–	–	–	–
Total	$13,514	$3,115	$–	$16,629	$11,988	$3,121	$–	$15,109
Allowance for credit losses	471	788	–	1,259	375	797	–	1,172
Carrying value	$13,043	$2,327	$–	$15,370	$11,613	$2,324	$–	$13,937
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

	IFRS 9
Undrawn loan commitments – Retail	As at July 31, 2018				As at April 30, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$71,069	$–	$–	$71,069	$70,150	$–	$–	$70,150
Low	16,126	1	–	16,127	15,821	2	–	15,823
Medium	6,756	73	–	6,829	6,634	81	–	6,715
High	2,970	725	–	3,695	2,858	704	–	3,562
Very high	29	442	–	471	28	269	–	297
Non–graded	10,149	2,024	–	12,173	7,031	1,551	–	8,582
Default	–	–	–	–	–	–	–	–
Carrying value	$107,099	$3,265	$–	$110,364	$102,522	$2,607	$–	$105,129
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.
(2)	The allowance for credit losses on retail undrawn loan commitment exposures are included in Personal loans and Credit cards above.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	IFRS 9
Business and government loans	As at July 31, 2018				As at April 30, 2018
Grade ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3	Total
Investment grade	$84,306	$4,401	$–	$88,707	$80,721	$3,767	$–	$84,488
Non-investment grade	83,432	9,412	–	92,844	73,828	8,960	–	82,788
Watch list	507	2,201	–	2,708	475	2,512	–	2,987
Non IG graded	1,349	271	–	1,620	1,277	258	–	1,535
Default	–	–	2,501	2,501	–	–	2,325	2,325
Total	$169,594	$16,285	$2,501	$188,380	$156,301	$15,497	$2,325	$174,123
Allowance for credit losses	154	258	753	1,165	118	250	747	1,115
Carrying value	$169,440	$16,027	$1,748	$187,215	$156,183	$15,247	$1,578	$173,008
(1)	Stage 3 includes purchased credit impaired loans net of fair value adjustments in the amount of $135.

	IFRS 9
Undrawn loan commitments – Business and government	As at July 31, 2018				As at April 30, 2018
Grade ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3	Total
Investment grade	$157,121	$5,111	$–	$162,232	$158,497	$6,361	$–	$164,858
Non-investment grade	55,681	5,239	–	60,920	55,188	4,773	–	59,961
Watch list	538	1,207	–	1,745	312	1,283	–	1,595
Non IG graded	1,706	306	–	2,012	1,512	286	–	1,798
Default	–	–	4	4	–	–	17	17
Total	$215,046	$11,863	$4	$226,913	$215,509	$12,703	$17	$228,229
Allowance for credit losses	50	24	3	77	36	28	9	73
Carrying value	$214,996	$11,839	$1	$226,836	$215,473	$12,675	$8	$228,156
(1)	Stage 3 includes purchased credit impaired loans in the amount of nil.

(e)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired.

	As at July 31, 2018
($ millions)	31-60 days	61-90 days	91 days and greater(2)	Total
Residential mortgages	$1,321	$490	$–	$1,811
Personal loans	627	310	–	937
Credit cards	266	149	364	779
Business and government	241	88	–	329
Total	$2,455	$1,037	$364	$3,856

	As at April 30, 2018
($ millions)	31-60 days	61-90 days	91 days and greater(2)	Total
Residential mortgages	$1,158	$506	$–	$1,664
Personal loans	588	277	–	865
Credit cards	226	146	319	691
Business and government	146	109	–	255
Total	$2,118	$1,038	$319	$3,475

	As at October 31, 2017(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,035	$446	$122	$1,603
Personal loans	522	284	–	806
Credit cards	202	139	75	416
Business and government	215	55	187	457
Total	$1,974	$924	$384	$3,282
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)

Under IFRS 9 all loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due. Prior period amounts have not been restated (refer to Notes 3 and 4).

(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(f)	Loans acquired under FDIC guarantee

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of net loan losses. As at July 31, 2018, the carrying value of loans covered by the FDIC guarantee was $1.4 billion (April 30, 2018 – $1.4 billion; October 31, 2017 – $1.4 billion). A net receivable of $3 million (April 30, 2018 – $9 million; October 31, 2017 – $106 million) from the FDIC is included in Other assets in the Consolidated Statement of Financial Position. The remaining guarantee on single family home loans will expire in April 2020.

(g)	Purchased credit-impaired loans

Purchased credit-impaired loans resulting from the acquisitions of the BBVA Chile and Citi Colombia include retail mortgages, personal, business and government loans with outstanding unpaid principal balances of $385 million, and carrying value of $233 million as at July 31, 2018.

The following table provides further details of our purchased credit-impaired loans:

As at
($ millions)	July 31 2018
Unpaid principal balance	$385
Credit related fair value adjustments	(152)
Carrying value	233
Stage 3 allowance	–
Carrying value net related allowance	$233

9.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above program does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	July 31 2018(1)	April 30 2018(1)	October 31 2017(1)
Assets
Carrying value of residential mortgage loans	$20,247	$19,229	$18,178
Other related assets(2)	2,169	2,543	2,293
Liabilities
Carrying value of associated liabilities	$20,593	$20,332	$19,278
(1)

The fair value of the transferred assets is $22,616 (April 30, 2018 – $21,854; October 31, 2017 – $20,580) and the fair value of the associated liabilities is $21,522 (April 30, 2018 – $21,084; October 31, 2017 – $19,863) for a net position of $1,094 (April 30, 2018 – $770; October 31, 2017 – $717).

(2)

These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal and credit cards loans.

In March 2018, the Bank securitized $841 million of its Canadian credit card receivables on a revolving basis through Trillium Credit Card Trust II (Trillium), a Bank-sponsored consolidated structured entity. As at July 31, 2018, $781 million Trillium Series 2018-1 Class A notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at July 31, 2018, assets encumbered in relation to Series 2018-1 Class A and subordinated notes were credit card receivables of $908 million.

In May 2018, the Bank securitized $739 million of its Canadian auto loan receivables through Securitized Term Auto Receivables Trust 2018-1 (START 2018-1), a Bank sponsored consolidated structured entity. As at July 31, 2018, $581 million START 2018-1 Class A notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at July 31, 2018, assets encumbered in relation to Series 2018-1 Class A and subordinated notes were auto loan receivables of $670 million.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	July 31 2018(1)	April 30 2018(1)	October 31 2017(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$68,932	$79,448	$86,789
Securities lending agreements	48,368	45,882	40,535
Total	117,300	125,330	127,324
Carrying value of associated liabilities(3)	$81,706	$90,888	$95,843
(1)

The fair value of transferred assets is $117,300 (April 30, 2018 – $125,330; October 31, 2017 – $127,324) and the fair value of the associated liabilities is $81,706 (April 30, 2018 – $90,888; October 31, 2017 – $95,843), for a net position of $35,594 (April 30, 2018 – $34,442; October 31, 2017 – $31,481).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

10.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					July 31 2018(1)	April 30 2018(1)	October 31 2017
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(2)	Carrying value	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	June 30, 2018	$2,871	$2,990	$2,789
Canadian Tire’s Financial Services business (CTFS)(3)	Canada	Financial Services	20.0%	June 30, 2018	498	488	542
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	June 30, 2018	754	777	711
Maduro & Curiel’s Bank N.V.(4)	Curacao	Banking	48.1%	June 30, 2018	292	280	284
(1)

The amounts for the periods ended July 31, 2018 and April 30, 2018 reflect the IFRS 9 adjustments made by the Bank to align accounting policies as a result of the Bank’s adoption of the new standard; prior period amounts have not been restated.

(2)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(3)

Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(4)

The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of July 31, 2018, these reserves amounted to $60 (April 30, 2018 – $60; October 31, 2017 – $61).

11.	Deposits

	As at
	July 31, 2018						April 30 2018	October 31 2017
	Payable on demand(1)		Payable after notice(2)		Payable on a fixed date(3)	Total	Total	Total
($ millions)	Interest- bearing	Non-interest- bearing
Personal	$7,498	$7,902	$120,878		$74,322	$210,600	$203,922	$200,030
Business and government	80,175	24,780	31,182		265,506	401,643	393,761	384,988
Financial institutions	5,830	2,689	1,962		31,458	41,939	42,960	40,349
	$93,503	$35,371	$154,022	(4)	$371,286	$654,182	$640,643	$625,367
Recorded in:
Canada	$71,957	$17,771	$121,098		$239,898	$450,724	$456,242	$445,487
United States	11,136	103	3,866		39,616	54,721	55,293	58,070
United Kingdom	–	–	213		18,007	18,220	15,448	12,041
Mexico	13	4,797	6,235		10,599	21,644	21,594	19,419
Peru	2,881	1,328	4,125		7,971	16,305	15,143	15,216
Chile	2,688	3,256	71		21,346	27,361	13,109	11,574
Colombia	570	140	4,385		5,418	10,513	8,923	7,587
Other International	4,258	7,976	14,029		28,431	54,694	54,891	55,973
Total(5)	$93,503	$35,371	$154,022		$371,286	$654,182	$640,643	$625,367
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $137 (April 30, 2018 – $137; October 31, 2017 – $141) of non-interest-bearing deposits.
(5)

Deposits denominated in U.S. dollars amount to $208,526 (April 30, 2018 – $211,606; October 31, 2017 – $216,018), deposits denominated in Chilean pesos amount to $25,596 (April 30, 2018 – $12,811; October 31, 2017 – $11,066), deposits denominated in Mexican pesos amount to $18,292 (April 30, 2018 – $18,784; October 31, 2017 – $17,156) and deposits denominated in other foreign currencies amount to $77,117 (April 30, 2018 – $73,831; October 31, 2017 – $70,217).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at July 31, 2018	$39,641	$20,958	$34,596	$100,044	$19,689	$214,928
As at April 30, 2018	$43,262	$22,550	$31,590	$100,643	$19,024	$217,069
As at October 31, 2017	$33,678	$26,579	$31,190	$94,563	$16,073	$202,083
(1)	The majority of foreign term deposits are in excess of $100,000.

12.	Capital and financing transactions

Subordinated debentures

On April 9, 2018, the Bank redeemed all outstanding 3.370% subordinated debentures due April 9, 2038 at their par value of JPY 10 billion plus accrued interest.

On November 20, 2017, the Bank redeemed all outstanding 3.015% subordinated debentures due November 20, 2037 at their par value of JPY 10 billion plus accrued interest.

Preferred shares

On April 26, 2018, the Bank redeemed all outstanding Non-Cumulative Preferred Share series 18 and series 19 at their par value of $187 million and $158 million, respectively, plus declared and unpaid dividends.

Common shares issued

On June 8, 2018, the Bank completed its public offering of 22,655,000 common shares, at a price of $76.15 per common share. As a result of the public offering, the Bank recorded an increase to equity – common shares of $1,696 million, net of transaction costs of $29 million. The Bank expects to use the proceeds of the public offering to partially fund the announced acquisition of MD Financial Management. Refer to Note 23 for additional details.

On May 1, 2018, the Bank issued 11,133,141 common shares at a price of $78.86 per common share in connection with the acquisition of Jarislowsky Fraser. As a result of the issuance, the Bank recorded an increase to equity – common shares of $878 million. Refer to Note 23 for additional details.

Normal Course Issuer Bid

On May 29, 2018, the Bank announced that OSFI and TSX approved a normal course issuer bid (the “2018 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2018 NCIB will terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2018 NCIB, (ii) the Bank providing a notice of termination, or (iii) June 3, 2019. On a quarterly basis, the Bank will notify OSFI prior to making purchases. Under the 2018 NCIB, as at July 31, 2018, the Bank has cumulatively repurchased and cancelled approximately 0.98 million common shares at an average price of $75.53 per share.

On May 30, 2017, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2017 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. This 2017 NCIB terminated on June 1, 2018. Under the 2017 NCIB, the Bank cumulatively repurchased and cancelled approximately 6.25 million common shares at an average price of $76.41 per share.

During the nine months ended July 31, 2018, the Bank repurchased and cancelled approximately 3.23 million common shares at a volume weighted average price of $78.10 per share for a total amount of $252 million. Approximately 2 million of the common shares purchased were pursuant to a private agreement with an arm’s length third party seller and at a discount to the prevailing market price of the Bank’s common shares on the TSX at the time of the purchases.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Capital management

The Bank’s regulatory capital and leverage position were as follows:

	As at
	July 31 2018	April 30 2018	October 31 2017
($ millions)	All-in	All-in	All-in
Capital
Common Equity Tier 1 capital	$46,777	$45,025	$43,352
Net Tier 1 capital	52,540	50,708	49,473
Total regulatory capital	59,837	57,716	56,113
Risk-weighted assets/exposures used in calculation of capital ratios
CET1 risk-weighted assets(1)(2)	$411,426	$375,901	$376,379
Tier 1 risk-weighted assets(1)(2)	411,604	376,042	376,379
Total risk-weighted assets(1)(2)	411,783	376,183	376,379
Leverage exposures	1,071,975	1,060,648	1,052,891
Capital ratios
Common Equity Tier 1 capital ratio	11.4%	12.0%	11.5%
Tier 1 capital ratio	12.8%	13.5%	13.1%
Total capital ratio	14.5%	15.3%	14.9%
Leverage ratio	4.9%	4.8%	4.7%
(1)

In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets of 0.80, 0.83 and 0.86 (0.80, 0.83 and 0.86 as at April 30, 2018; 0.72, 0.77 and 0.81 as at October 31, 2017) were used to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

(2)

Effective April 30, 2018 the Basel I regulatory capital floor was replaced by a Basel II standardized regulatory capital floor. No regulatory capital floor add-on was required for CET1, Tier 1 and Total capital RWA as at July 31, 2018 and April 30, 2018 (as at October 31, 2017: $12.8 billion, $12.6 billion and $12.4 billion, respectively).

The Bank substantially exceeded the OSFI minimum capital ratios as at July 31, 2018, including the Domestic Stability Buffer requirement.

14.	Share-based payments

During the first quarter, the Bank granted 988,252 options with an exercise price of $81.81 per option and a weighted average fair value of $7.68 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $1 million and $6 million for the three months and nine months ended July 31, 2018 (July 31, 2017 – nil and $6 million) as a result of equity-classified share-based payment expense.

15.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	July 31 2018	April 30 2018	July 31 2017	July 31 2018	April 30 2018	July 31 2017
Defined benefit service cost	$83	$87	$83	$7	$16	$10
Interest on net defined benefit (asset) liability	2	4	7	11	12	13
Other	3	3	3	(5)	(1)	–
Defined benefit expense	$88	$94	$93	$13	$27	$23
Defined contribution expense	$10	$10	$8	n/a	n/a	n/a
Increase (decrease) in other comprehensive income related to employee benefits(2)	$223	$15	$288	$(11)	$4	$14

	For the nine months ended
	Pension plans		Other benefit plans
($ millions)	July 31 2018	July 31 2017	July 31 2018	July 31 2017
Defined benefit service cost(3)	$249	$248	$(170)	$37
Interest on net defined benefit (asset) liability	6	21	36	39
Other	9	9	(8)	(2)
Defined benefit expense	$264	$278	$(142)	$74
Defined contribution expense	$30	$27	n/a	n/a
Increase (decrease) in other comprehensive income related to employee benefits(2)	$288	$706	$27	$50
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.
(3)	The service cost for other benefit plans includes a decrease of $203 million in the first quarter of fiscal 2018, related to modifications to the Bank’s post-retirement benefits plan.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2017 Annual Report. Notable accounting measurement differences are:

•

tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•

the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended July 31, 2018(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income(3)	$2,024	$1,827	$365	$(131)	$4,085
Non-interest income(4)	1,349	1,026	745	(24)	3,096
Total revenues	3,373	2,853	1,110	(155)	7,181
Provision for credit losses	181	771	(10)	1	943
Non-interest expenses	1,661	1,510	543	56	3,770
Provision for income taxes	401	97	136	(105)	529
Net income	$1,130	$475	$441	$(107)	$1,939
Net income attributable to non-controlling interests in subsidiaries	$–	$(44)	$–	$–	$(44)
Net income attributable to equity holders of the Bank	$1,130	$519	$441	$(107)	$1,983
Average assets ($ billions)	$344	$164	$311	$116	$935
Average liabilities ($ billions)	$254	$129	$258	$229	$870
(1)	The amounts for the period ended July 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $28 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $11; International Banking – $153 and Other – $(38).

	For the three months ended April 30, 2018(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income(3)	$1,906	$1,758	$362	$(76)	$3,950
Non-interest income(4)	1,325	984	793	6	3,108
Total revenues	3,231	2,742	1,155	(70)	7,058
Provision for credit losses	205	340	(11)	–	534
Non-interest expenses	1,641	1,438	565	82	3,726
Provision for income taxes	368	219	154	(120)	621
Net income	$1,017	$745	$447	$(32)	$2,177
Net income attributable to non-controlling interests in subsidiaries	$–	$70	$–	$–	$70
Net income attributable to equity holders of the Bank	$1,017	$675	$447	$(32)	$2,107
Average assets ($ billions)	$339	$160	$321	$121	$941
Average liabilities ($ billions)	$249	$124	$269	$237	$879
(1)	The amounts for the period ended April 30, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $27 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $44; International Banking – $156 and Other – $(46).

66    Scotiabank Third Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended July 31, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,876	$1,735	$340	$(118)	$3,833
Non-interest income(3)	1,390	910	777	(16)	3,061
Total revenues	3,266	2,645	1,117	(134)	6,894
Provision for credit losses	224	325	24	–	573
Non-interest expenses	1,633	1,442	530	67	3,672
Provision for income taxes	364	206	122	(146)	546
Net income	$1,045	$672	$441	$(55)	$2,103
Net income attributable to non-controlling interests in subsidiaries	$–	$58	$–	$–	$58
Net income attributable to equity holders of the Bank	$1,045	$614	$441	$(55)	$2,045
Average assets ($ billions)	$325	$152	$338	$107	$922
Average liabilities ($ billions)	$245	$117	$274	$227	$863
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $95 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $21; International Banking – $131 and Other – $(39).

	For the nine months ended July 31, 2018(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income(3)	$5,869	$5,292	$1,117	$(307)	$11,971
Non-interest income(4)	4,038	3,007	2,338	(27)	9,356
Total revenues	9,907	8,299	3,455	(334)	21,327
Provision for credit losses	596	1,455	(30)	–	2,021
Non-interest expenses	4,907	4,390	1,680	17	10,994
Provision for income taxes	1,155	509	463	(268)	1,859
Net income	$3,249	$1,945	$1,342	$(83)	$6,453
Net income attributable to non-controlling interests in subsidiaries	$–	$84	$–	$–	$84
Net income attributable to equity holders of the Bank	$3,249	$1,861	$1,342	$(83)	$6,369
Average assets ($ billions)	$339	$159	$322	$117	$937
Average liabilities ($ billions)	$250	$123	$267	$234	$874
(1)	The amounts for the period ended July 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $81 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $70; International Banking – $442 and Other – $(122).

	For the nine months ended July 31, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$5,448	$5,059	$985	$(288)	$11,204
Non-interest income(3)	4,138	2,790	2,550	(339)	9,139
Total revenues	9,586	7,849	3,535	(627)	20,343
Provision for credit losses	695	984	34	–	1,713
Non-interest expenses	4,858	4,269	1,591	244	10,962
Provision for income taxes	1,036	628	483	(652)	1,495
Net income	$2,997	$1,968	$1,427	$(219)	$6,173
Net income attributable to non-controlling interests in subsidiaries	$–	$183	$–	$–	$183
Net income attributable to equity holders of the Bank	$2,997	$1,785	$1,427	$(219)	$5,990
Average assets ($ billions)	$320	$148	$340	$106	$914
Average liabilities ($ billions)	$243	$114	$267	$231	$855
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $481 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $50; International Banking – $367 and Other – $(107).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Interest income

The following table presents details of interest income from financial assets.

	For the three months ended		For the nine months ended
($ millions)	July 31 2018	April 30 2018	July 31 2018
Financial assets
Loans at amortized cost(1)	$6,332	$5,979	$18,114
Securities
Amortized cost(1)	96	85	271
FVOCI(1)(2)	308	313	895
Other	42	40	117
Securities	446	438	1,283
Securities purchased under resale agreements and securities borrowed not at FVTPL(1)	118	101	317
Deposits with financial institutions(1)	235	217	633
Interest income	$7,131	$6,735	$20,347
(1)	The interest income on the financial assets measured at amortized cost and FVOCI is calculated using the effective interest method.
(2)	Includes dividend income of $9 (April 30, 2018 – $12) and for the nine months ended July 31, 2018 – $30.

18.	Non-interest income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

	For the three months ended			For the nine months ended
($ millions)	July 31 2018	April 30 2018	July 31 2017	July 31 2018	July 31 2017
Banking
Card revenues	$414	$389	$384	$1,207	$1,138
Deposit and payment services	348	329	342	1,014	996
Credit fees	312	286	301	883	874
Other	87	107	114	309	351
	1,161	1,111	1,141	3,413	3,359
Banking fee related expenses	174	159	159	493	461
Total banking	$987	$952	$982	$2,920	$2,898
Wealth management
Mutual funds	$425	$412	$417	$1,275	$1,231
Brokerage fees(1)	222	216	273	668	835
Investment management and trust(1)	191	169	157	523	477
Total wealth management	$838	$797	$847	$2,466	$2,543
(1)	Prior period amounts have been reclassified to conform with current period presentation.

19.	Trading revenues

The following table presents details of trading revenues.

	For the three months ended			For the nine months ended
($ millions)	July 31 2018	April 30 2018	July 31 2017(1)	July 31 2018	July 31 2017(1)
Interest rate and credit	$72	$60	$89	$232	$435
Equities	58	157	(2)	310	(115)
Commodities	50	63	75	185	235
Foreign exchange	72	68	67	223	188
Other	53	10	50	100	106
Total	$305	$358	$279	$1,050	$849
(1)	Certain comparative amounts have been restated to conform with current period presentation.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2018	April 30 2018	July 31 2017	July 31 2018	July 31 2017
Basic earnings per common share
Net income attributable to common shareholders	$1,956	$2,042	$2,016	$6,247	$5,890
Weighted average number of common shares outstanding (millions)	1,223	1,198	1,200	1,207	1,205
Basic earnings per common share(1) (in dollars)	$1.60	$1.70	$1.68	$5.18	$4.89
Diluted earnings per common share
Net income attributable to common shareholders	$1,956	$2,042	$2,016	$6,247	$5,890
Dilutive impact of share-based payment options and others(2)	(39)	2	12	(5)	51
Net income attributable to common shareholders (diluted)	$1,917	$2,044	$2,028	$6,242	$5,941
Weighted average number of common shares outstanding (millions)	1,223	1,198	1,200	1,207	1,205
Dilutive impact of share-based payment options and others(2) (millions)	17	5	19	16	20
Weighted average number of diluted common shares outstanding (millions)	1,240	1,203	1,219	1,223	1,225
Diluted earnings per common share(1) (in dollars)	$1.55	$1.70	$1.66	$5.10	$4.85
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)

Certain tandem stock appreciation rights and options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

21.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2017.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	July 31, 2018			April 30 2018	October 31 2017
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn(2)(3)	$341,611	$71,546	$413,157	$413,292	$402,377
Undrawn commitments	86,191	5,244	91,435	88,988	84,893
Other exposures(4)	97,800	4,593	102,393	101,215	102,373
Total non-retail	$525,602	$81,383	$606,985	$603,495	$589,643
Retail
Drawn(5)	$188,919	$87,863	$276,782	$255,600	$244,669
Undrawn commitments	46,981	–	46,981	45,989	44,101
Total retail	$235,900	$87,863	$323,763	$301,589	$288,770
Total	$761,502	$169,246	$930,748	$905,084	$878,413
(1)	After credit risk mitigation and excludes investment equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and investment securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2017.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2018, 45% (April 30, 2018 – 47%; October 31, 2017 – 49%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 53% (April 30, 2018 – 54%; October 31, 2017 – 51%).

Retail standardized portfolio

The retail standardized portfolio of $88 billion as at July 31, 2018 (April 30, 2018 – $73 billion; October 31, 2017 – $70 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin America. Of the total standardized retail exposures, $46 billion (April 30, 2018 – $36 billion; October 31, 2017 – $34 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates and changes in the market price of credit.

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at July 31, 2018, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $62 million (April 30, 2018 – $66 million; July 31, 2017 – $57 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at July 31, 2018, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $371 million (April 30, 2018 – $350 million; July 31, 2017 – $338 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 7.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	July 31, 2018			July 31 2018	April 30 2018	July 31 2017
($ millions)	Average	High	Low
Credit spread plus interest rate	$11.1	$14.9	$7.7	$7.7	$11.5	$10.5
Credit spread	8.2	10.1	6.6	6.8	8.5	6.3
Interest rate	8.9	14.0	4.3	7.8	9.8	7.8
Equities	3.8	15.5	2.3	2.7	3.5	2.1
Foreign exchange	2.9	3.9	1.6	3.4	3.3	2.0
Commodities	1.7	2.1	1.4	1.6	1.7	1.0
Debt specific	3.6	4.1	3.1	3.4	3.2	3.0
Diversification effect	(9.9)	N/A	N/A	(7.3)	(11.3)	(6.2)
Total VaR	$13.2	$18.4	$11.3	$11.5	$11.9	$12.4
Total Stressed VaR	$46.9	$52.1	$35.9	$41.0	$48.5	$28.7

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, cyber risks, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss. These include:

•	certain investments and loans, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives; and

•	certain deposit note liabilities containing extension and equity linked features that are economically hedged with derivatives and managed on a fair value basis.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value(1)
	As at			For the three months ended				As at
($ millions)	July 31 2018	April 30 2018	July 31 2017	July 31 2018	April 30 2018	July 31 2017	July 31 2018	April 30 2018	July 31 2017
Assets
Investment securities(2)	$15	$13	$14	$–	$–	$–	$–	$–	$11
Loans(3)	–	–	217	–	–	(19)	–	–	19
Liabilities
Deposit note liabilities(4)	$7,652	$6,575	$3,373	$(99)	$225	$28	$94	$193	$13
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)	Changes in fair value are recorded in non-interest income – trading.
(4)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

Term deposits
($ millions)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value due to changes in own credit risk(1)
As at July 31, 2018	$ 7,746	$ 7,652	$ 94	$ 30	$ (20)
As at April 30, 2018	$ 6,768	$ 6,575	$ 193	$ (7)	$ (50)
As at July 31, 2017	$ 3,385	$ 3,373	$ 12	$ (4)	$ (25)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 6 of the Bank’s consolidated financial statements in the 2017 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	July 31, 2018(1)		April 30, 2018(1)		October 31, 2017
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$51,891	$51,891	$61,792	$61,792	$59,663	$59,663
Trading assets	92,881	92,881	99,655	99,655	98,464	98,464
Financial instruments designated at fair value through profit or loss	15	15	13	13	13	13
Securities purchased under resale agreements and securities borrowed	84,599	84,599	84,175	84,175	95,319	95,319
Derivative financial instruments	34,991	34,991	33,949	33,949	35,364	35,364
Investment securities – other	53,777	53,777	52,988	52,988	50,504	50,504
Investment securities – amortized cost	20,024	20,439	20,811	21,232	18,716	18,765
Loans	550,664	548,597	520,066	517,918	507,276	504,369
Customers’ liability under acceptances	18,947	18,947	17,074	17,074	13,560	13,560
Other financial assets	9,071	9,071	8,230	8,230	9,314	9,314
Liabilities:
Deposits	652,878	654,182	639,507	640,643	625,964	625,367
Financial instruments designated at fair value through profit or loss	7,652	7,652	6,575	6,575	4,663	4,663
Acceptances	18,955	18,955	17,079	17,079	13,560	13,560
Obligations related to securities sold short	27,968	27,968	29,050	29,050	30,766	30,766
Derivative financial instruments	34,778	34,778	32,010	32,010	34,200	34,200
Obligations related to securities sold under repurchase agreements and securities lent	81,706	81,706	90,888	90,888	95,843	95,843
Subordinated debentures	5,658	5,687	5,674	5,667	6,105	5,935
Other financial liabilities	35,237	34,899	28,008	27,619	27,531	27,118
(1)	The amounts for the periods ended July 31, 2018 and April 30, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	July 31, 2018(1)				April 30, 2018(1)
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(2)	$–	$3,748	$11	$3,759	$–	$3,986	$19	$4,005
Trading assets
Loans	–	14,928	2	14,930	–	16,397	2	16,399
Canadian federal government and government guaranteed debt	10,357	–	–	10,357	12,401	–	–	12,401
Canadian provincial and municipal debt	–	8,968	–	8,968	–	10,215	–	10,215
US treasury and other US agencies’ debt	5,576	–	–	5,576	5,564	–	–	5,564
Other foreign governments’ debt	5,030	2,436	–	7,466	6,227	1,948	–	8,175
Corporate and other debt	9	8,948	18	8,975	2	8,817	31	8,850
Income funds	38	9	–	47	133	20	–	153
Equity securities	36,039	183	–	36,222	36,113	267	–	36,380
Other(3)	340	–	–	340	1,518	–	–	1,518
	$57,389	$39,220	$31	$96,640	$61,958	$41,650	$52	$103,660
Financial assets designated at fair
value through profit or loss	$15	$–	$–	$15	$13	$–	$–	$13
Investment securities(4)
Canadian federal government and government guaranteed debt	6,756	2,184	–	8,940	8,648	2,238	–	10,886
Canadian provincial and municipal debt	475	2,951	–	3,426	477	3,072	–	3,549
US treasury and other US agencies’ debt	15,747	520	–	16,267	12,757	460	–	13,217
Other foreign governments’ debt	9,072	9,215	39	18,326	9,505	9,358	35	18,898
Corporate and other debt	787	3,352	16	4,155	550	3,320	25	3,895
Mortgage-backed securities	–	912	–	912	–	946	–	946
Equity securities	803	253	695	1,751	730	237	630	1,597
	$33,640	$19,387	$750	$53,777	$32,667	$19,631	$690	$52,988
Derivative financial instruments
Interest rate contracts	$–	$9,314	$90	$9,404	$–	$8,827	$86	$8,913
Foreign exchange and gold contracts	2	20,025	–	20,027	1	19,274	–	19,275
Equity contracts	847	1,627	7	2,481	687	1,988	3	2,678
Credit contracts	–	209	–	209	–	193	–	193
Commodity contracts	150	2,720	–	2,870	85	2,805	–	2,890
	$999	$33,895	$97	$34,991	$773	$33,087	$89	$33,949
Liabilities:
Deposits(5)	$–	$(151)	$–	$(151)	$–	$(169)	$–	$(169)
Financial liabilities designated at fair value through profit or loss	–	7,652	–	7,652	–	6,575	–	6,575
Obligations related to securities sold short	23,332	4,636	–	27,968	25,315	3,735	–	29,050
Derivative financial instruments
Interest rate contracts	–	11,308	56	11,364	–	10,895	57	10,952
Foreign exchange and gold contracts	–	17,329	6	17,335	1	14,793	–	14,794
Equity contracts	864	2,536	7	3,407	765	2,593	10	3,368
Credit contracts	–	82	–	82	–	98	–	98
Commodity contracts	66	2,524	–	2,590	71	2,727	–	2,798
	$930	$33,779	$69	$34,778	$837	$31,106	$67	$32,010
(1)	The amounts for the periods ended July 31, 2018 and April 30, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(3)	Represents energy related assets for the period ended July 31, 2018 (April 30, 2018: represents base metal inventory).
(4)	Excludes debt investment securities measured at amortized cost of $20,439 (April 30, 2018 – $21,232).
(5)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Scotiabank Third Quarter Report 2018    73

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2017
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$5,717	$–	$5,717
Trading assets
Loans	–	17,312	–	17,312
Canadian federal government and government guaranteed debt	10,343	–	–	10,343
Canadian provincial and municipal debt	–	7,325	–	7,325
US treasury and other US agencies’ debt	6,894	–	–	6,894
Other foreign governments’ debt	5,680	1,149	–	6,829
Corporate and other debt	44	7,920	22	7,986
Income funds	180	165	–	345
Equity securities	38,760	170	–	38,930
Other(2)	2,500	–	–	2,500
	$64,401	$39,758	$22	$104,181
Financial assets designated at fair value through profit or loss	$13	$–	$–	$13
Investment securities(3)
Canadian federal government and government guaranteed debt	9,677	2,416	–	12,093
Canadian provincial and municipal debt	593	4,230	–	4,823
US treasury and other US agencies’ debt	6,305	367	–	6,672
Other foreign governments’ debt	10,944	8,746	113	19,803
Corporate and other debt	750	3,584	53	4,387
Mortgage-backed securities	539	876	–	1,415
Equity securities	590	177	544	1,311
	$29,398	$20,396	$710	$50,504
Derivative financial instruments
Interest rate contracts	$–	$9,742	$36	$9,778
Foreign exchange and gold contracts	4	21,496	–	21,500
Equity contracts	615	1,720	–	2,335
Credit contracts	–	175	–	175
Commodity contracts	133	1,443	–	1,576
	$752	$34,576	$36	$35,364
Liabilities:
Deposits(4)	$–	$(7)	$–	$(7)
Financial liabilities designated at fair value through profit or loss	–	4,663	–	4,663
Obligations related to securities sold short	27,796	2,970	–	30,766
Derivative financial instruments
Interest rate contracts	–	10,823	267	11,090
Foreign exchange and gold contracts	3	17,646	–	17,649
Equity contracts	502	2,724	7	3,233
Credit contracts	–	179	–	179
Commodity contracts	268	1,781	–	2,049
	$773	$33,153	$274	$34,200
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $18,765.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at July 31, 2018, in the fair value hierarchy comprise certain precious metals, illiquid government bonds, highly-structured corporate bonds, illiquid investments in private equity securities and complex derivatives.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended July 31, 2018.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at July 31, 2018
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held(1)
Precious metals	$19	$–	$–	$–	$(8)	$–	$11	$–
	19	–	–	–	(8)	–	11	–
Trading assets
Loans	2	–	–	–	–	–	2	–
Corporate and other debt	31	–	–	–	(13)	–	18	–
	33	–	–	–	(13)	–	20	–
Investment securities
Other foreign governments’ debt	35	–	1	25	(22)	–	39	n/a
Corporate and other debt	25	–	1	–	(10)	–	16	n/a
Equity securities	630	(3)	6	74 (2)	(12)	–	695	(3)
	690	(3)	8	99	(44)	–	750	(3)
Derivative financial instruments – assets
Interest rate contracts	86	7	–	3	(6)	–	90	7
Equity contracts	3	2	–	1	–	1	7	2	(3)
Derivative financial instruments – liabilities
Interest rate contracts	(57)	(3)	–	(2)	6	–	(56)	(3	)(4)
Foreign exchange and gold contracts	–	–	–	(6)	–	–	(6)	–
Equity contracts	(10)	5	–	(1)	–	(1)	(7)	5	(3)
	22	11	–	(5)	–	–	28	11
Total	$764	$8	$8	$94	$(65)	$–	$809	$8
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)	Includes amount related to BBVA Chile acquisition of $45 million.
(3)

Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(4)	Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit notes in the Consolidated Statement of Income.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2018 and October 31, 2017:

	As at April 30, 2018
($ millions)	Fair value, beginning of quarter	Gains/ (losses) recorded in income	(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of quarter
Precious metals	$–	$–		$–	$–	$–	$19	$19
Trading assets	34	(8)		–	–	–	7	33
Investment securities	616	3		6	70	(5)	–	690
Derivative financial instruments	(290)	4		–	1	–	307	22
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

	As at October 31, 2017
($ millions)	Fair value, beginning of quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of quarter
Trading assets	$28	$(6)	$–	$–	$–	$–	$22
Investment securities(2)	805	(23)	14	26	(112)	–	710
Derivative financial instruments	(257)	26	–	2	–	(9)	(238)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Investment securities include financial assets designated as available-for-sale.

Scotiabank Third Quarter Report 2018    75

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

During the three months ended July 31, 2018, derivative assets of $297 million and derivative liabilities of $387 million were transferred out of Level 1 into Level 2 for equity derivatives. During the three months ended April 30, 2018, derivative liabilities of $307 million were transferred out of Level 3 into Level 2. All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

There were no significant transfers between the levels during the three months ended October 31, 2017.

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 6 of the Bank’s annual audited consolidated financial statements for year ended October 31, 2017 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

22.	Corporate income taxes

In November 2016, the Bank received a federal reassessment of $179 million for tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011 taxation year. In August 2017, the Bank received a reassessment of $185 million for tax and interest for the 2012 taxation year. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by recently enacted rules which had been introduced in the 2015 Canadian federal budget. In June 2018, the Bank received a reassessment for $211 million of tax and interest in respect of the same circumstances for the 2013 taxation year. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada), and intends to vigorously defend its position.

23.	Business combinations

Acquisitions that closed in the current quarter

Jarislowsky, Fraser Limited, Canada

On May 1, 2018, the Bank completed the previously announced acquisition of Jarislowsky Fraser, an independent investment firm with approximately $40 billion in assets under management on behalf of institutional and high net worth clients. The purchase price of approximately $980 million was satisfied primarily by the issuance of common shares valued at approximately $880 million and cash of $44 million. Inclusive of the purchase price, an earn-out of up to $56 million in additional common shares may be paid based on achieving future growth targets. Jarislowsky Fraser forms part of the Canadian Banking business segment.

Based on current estimates of acquisition date fair values, the Bank has estimated and recorded approximately $550 million of indefinite life intangibles, $210 million of definite life intangibles, goodwill of $410 million, $200 million deferred tax liability and $10 million of other net assets acquired. The purchase price allocation is considered to be preliminary and may be refined as the Bank completes its valuation of the fair value of assets acquired and liabilities assumed.

Citibank’s consumer and small and medium enterprise operations, Colombia

On June 29, 2018, the Bank’s Colombian subsidiary, Banco Colpatria Multibanca Colpatria S.A. (Banco Colpatria), completed the previously announced acquisition of Citibank’s consumer (retail and credit cards) and small and medium enterprise operations in Colombia. The acquired business forms part of the Bank’s International Banking business segment.

The Bank has not finalized its initial accounting for the acquisition as it is still completing its valuation of the assets acquired and liabilities assumed. As at July 31, 2018, $2.0 billion of assets (mainly loans of $1.9 billion) and $1.4 billion of liabilities (mainly deposits of $1.3 billion) have been recorded. Unallocated fair value adjustments and goodwill are recorded in other assets – other. Subsequent adjustments during the measurement period will occur.

BBVA, Chile

On July 6, 2018, the Bank acquired 68.2% of Banco Bilbao Vizcaya Argentaria, Chile, 100% of BBVA Seguros Vida S.A., 100% of Servicios Corporativos S.A., 68.1% of Inmobiliaria e Inversiones S.A. and 4.1% of Inversiones DCV S.A. (together “BBVA Chile”) in Chile for cash consideration of US$2.2 billion, following receipt of regulatory approvals in Chile and Canada. The Bank consolidated 100% of BBVA Chile’s assets and liabilities and recorded a non-controlling interest of 31.8%. BBVA Chile forms part of the International Banking business segment.

Upon receipt of approval from the Superintendent of Banks and Financial Institutions (SBIF) in Chile, the Bank will commence the process of merging BBVA Chile with Scotiabank Chile. The Bank has reached an agreement with the minority shareholder to remain invested in BBVA Chile and to own approximately 25% of the merged bank.

Based on the current estimates of acquisition date fair values, the Bank has estimated and recorded loans of $19.9 billion, other assets of $8.4 billion and an aggregate amount of goodwill and intangibles of $1.3 billion. Simultaneously the Bank has recorded deposits of $13.4 billion and other liabilities of $12.8 billion. The Bank has also recorded a non-controlling interest in BBVA Chile of approximately $0.6 billion. The purchase price allocation is considered to be preliminary and subsequent adjustments during the measurement period may occur as the Bank completes its estimation of fair values of assets acquired and liabilities assumed.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Acquisitions announced but not closed

Banco Cencosud, Peru

On May 9, 2018, the Bank announced that Scotiabank Peru, its wholly owned subsidiary, has reached an agreement to acquire a 51% controlling interest in Banco Cencosud, which offers credit cards and consumer loans in Peru, for approximately $130 million. Under the terms of the agreement, the two companies will also enter into a 15-year partnership to manage the credit card business and provide additional products and services to customers.

Subject to regulatory approvals and closing conditions the acquisition is expected to close in fiscal Q1 2019.

MD Financial Management, Canada

On May 31, 2018, the Bank announced that it has reached an agreement with the Canadian Medical Association (CMA) to acquire MD Financial Management (MD), for approximately $2.6 billion, payable in cash. MD is Canada’s leading provider of financial services to physicians and their families, with more than $49 billion in assets under management and administration. Subject to regulatory approvals and closing conditions the acquisition is expected to close in fiscal Q4 2018.

On closing, the Bank and CMA will enter into a 10-year affinity agreement under which the Bank will commit to pay $115 million over the next 10 years to support the advancement of the medical profession and health care in Canada.

24.	Events after the Consolidated Statement of Financial Position date

Banco Dominicano del Progreso, Dominican Republic

On August 14, 2018, the Bank announced that it reached an agreement to acquire Banco Dominicano del Progreso, a bank with operations in the Dominican Republic, subject to regulatory approval. The transaction is not financially material to Scotiabank.

Scotiabank Third Quarter Report 2018    77

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2018

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 2, 2018	January 29, 2018
April 3, 2018	April 26, 2018
July 3, 2018	July 27, 2018
October 2, 2018	October 29, 2018

Annual Meeting date for fiscal 2018

The Annual Meeting for fiscal year 2018 is scheduled for April 9, 2019, in Toronto, Ontario, Canada.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416) 866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 28, 2018, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at (416) 640-5944 or toll-free, at 1-800-274-0251 using ID 6751615# (please call shortly before 8:00 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 28, 2018, to September 12, 2018, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 6751615#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global Communications Department at the above address.

Telephone: (416) 866-6806

E-mail: corporate.communications@scotiabank.com

78    Scotiabank Third Quarter Report 2018

SHAREHOLDER INFORMATION

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Third Quarter Report 2018    79

The Bank of Nova Scotia is incorporated in Canada with limited liability.